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EXHIBIT 99.1

NOTICE OF MEETING, INVITATION LETTER TO SHAREHOLDERS AND
MANAGEMENT PROXY CIRCULAR, DATED MARCH 3, 2011

MANAGEMENT PROXY CIRCULAR         NOTICE OF 2011 ANNUAL GENERAL MEETING         MAY 3, 2011

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS OF SUNCOR ENERGY INC.

The annual general meeting of shareholders of Suncor Energy Inc. (the "Corporation") will be held on May 3, 2011, in the Telus Convention Centre, 120 Ninth Avenue SE, Calgary, Alberta, at 10:30 a.m. Mountain Daylight Time (MDT).

The meeting will have the following purposes:

•
to receive the consolidated financial statements of the Corporation for the year ended December 31, 2010 together with the auditors' report thereon;

•
to elect directors of the Corporation to hold office until the close of the next annual meeting;

•
to appoint auditors of the Corporation to hold office until the close of the next annual meeting;

•
to consider and, if deemed fit, approve an advisory resolution on the Corporation's approach to executive compensation; and

•
to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment or postponement.

The accompanying management proxy circular provides detailed information relating to the matters to be dealt with at the meeting and forms part of this notice.

Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies are provided on pages 2 to 4 of the accompanying management proxy circular. To be effective, the completed form of proxy must be received by our transfer agent and registrar, Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, at any time prior to 10:30 a.m. MDT on April 29, 2011.

Shareholders may also vote their shares by telephone or through the internet using the procedures described in the enclosed form of proxy.

Shareholders registered at the close of business on March 4, 2011, will be entitled to receive notice of and vote at the meeting.

By order of the Board of Directors of Suncor Energy Inc.

Janice B. Odegaard
Senior Vice President, General Counsel and Corporate Secretary

March 3, 2011
Calgary, Alberta

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of Suncor Energy Inc.'s (the "Corporation") Board of Directors, management and employees, we invite you to attend our annual general meeting of shareholders on May 3, 2011, to be held in the Telus Convention Centre, 120 Ninth Avenue SE, Calgary, Alberta, at 10:30 a.m. Mountain Daylight Time (MDT).

The items of business to be considered at this meeting are described in the Notice of Annual General Meeting and accompanying management proxy circular. The contents and the sending of this management proxy circular have been approved by the Board of Directors.

Your participation at this meeting is very important to us. We encourage you to vote, which can easily be done by following the instructions enclosed with this management proxy circular. Following the formal portion of the meeting, management will review the Corporation's operational and financial performance during 2010 and provide an outlook on priorities for 2011 and beyond. You will also have an opportunity to ask questions and to meet your directors and executives.

All of our public documents, including our 2010 annual report, are available in the Investor Centre on our web site located at www.suncor.com. We encourage you to visit our web site during the year for information about our company, including news releases and investor presentations. To ensure you receive all the latest news on the Corporation, including the speeches of senior executives, you can use the 'email alerts' subscribe feature on the Corporation's web site. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

We look forward to seeing you at the meeting.

Yours sincerely,

John Ferguson Chairman of the Board	Rick George President and Chief Executive Officer

VOTING AND PROXIES: QUESTIONS AND ANSWERS	2
FORWARD-LOOKING STATEMENTS	5
BUSINESS OF THE MEETING	6
Financial Statements	6
Election of Directors	6
Appointment of Auditors	14
Advisory Vote on Approach to Executive Compensation	15
BOARD OF DIRECTORS COMPENSATION	16
Compensation Structure	16
Total Compensation	17
Equity-Based Compensation	18
EXECUTIVE COMPENSATION	21
Letter to Shareholders	21
Compensation Discussion and Analysis	23
Compensation Disclosure of Named Executive Officers	32
Termination Contracts and Change of Control Arrangements	37
INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS	39
SUMMARY OF INCENTIVE PLANS	39
DIRECTORS' AND OFFICERS' INSURANCE	43
CORPORATE GOVERNANCE	43
SCHEDULE A: DIRECTORS' OUTSTANDING OPTION-BASED AWARDS	44
SCHEDULE B: NAMED EXECUTIVE OFFICERS' OUTSTANDING OPTION-BASED AWARDS	46
SCHEDULE C: CORPORATE GOVERNANCE SUMMARY	48
SCHEDULE D: BOARD TERMS OF REFERENCE	56
SCHEDULE E: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR	62
SCHEDULE F: DIRECTOR INDEPENDENCE POLICY AND CRITERIA	64

Note: all financial information is reported in Canadian dollars unless otherwise noted. Financial information is provided in the Corporation's comparative financial statements and management's discussion & analysis for the year ended December 31, 2010, which is included in our 2010 annual report.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 1

VOTING AND PROXIES: QUESTIONS AND ANSWERS

This management proxy circular is dated March 3, 2011 and is furnished in connection with the solicitation by or on behalf of the management of Suncor Energy Inc. ("Suncor", the "Corporation" or "we") of proxies to be used at the annual general meeting of shareholders of Suncor to be held at the Telus Convention Centre, 120 Ninth Avenue SE, Calgary, Alberta, on May 3, 2011, at 10:30 a.m. (MDT) for the purposes indicated in the Notice of Annual General Meeting.

It is expected that solicitation will be primarily by mail, but proxies may also be solicited personally, by telephone or facsimile or other similar means by Suncor employees or agents. Custodians and fiduciaries will be supplied with proxy materials to forward to beneficial owners of common shares of Suncor and normal handling charges will be paid for such forwarding services. The record date to determine which shareholders are entitled to receive notice of and vote at the meeting is March 4, 2011.

Your vote is very important to us. We encourage you to exercise your vote using any of the voting methods described below. Your completed form of proxy must be received by Computershare Trust Company of Canada ("Computershare") by 10:30 a.m., Calgary time, on April 29, 2011. Please read the following for commonly asked questions and answers regarding voting and proxies.

Q. Am I entitled to vote?

A.  You are entitled to vote if you were a holder of common shares of Suncor Energy Inc. as of the close of business on March 4, 2011, the record date for the meeting. Each common share is entitled to one vote. A simple majority of votes (50% plus one vote) is required to approve all matters. The list of registered shareholders maintained by Suncor will be available for inspection after March 4, 2011, during usual business hours at the offices of Computershare, #600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8 and will be available at the meeting.

Q. What am I voting on?

A.  You will be voting on:

•
the election of directors of the Corporation until the close of the next annual meeting;

•
the appointment of PricewaterhouseCoopers LLP as auditors of the Corporation until the close of the next annual meeting; and

•
the advisory resolution on the Corporation's approach to executive compensation disclosed in this management proxy circular.

Q. What if amendments are made to these matters or if other matters are brought before the meeting?

A.  If you attend the meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy, the securities represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballet that may be called for and, if you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. The persons named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual General Meeting and to other matters that may properly come before the meeting. As of the date of this management proxy circular, our management knows of no such amendment, variation or other matter expected to come before the meeting. If any other matters properly come before the meeting, the persons named in the proxy form will vote on them in accordance with their best judgment.

Q. Who is soliciting my proxy?

A.  The management of Suncor is soliciting your proxy. Solicitation of proxies is done primarily by mail, supplemented by telephone or other contact, by our employees or agents at a nominal cost, and all of these costs are paid by Suncor.

Q. How can I vote?

A.  If you are eligible to vote and your shares are registered in your name, you can vote your shares in person at the meeting or by signing and returning your proxy form in the prepaid envelope provided or by voting using the internet at www.investorvote.com or by calling 1-866-732-VOTE (8683).

If your shares are not registered in your name but are held by a nominee, please see below.

2 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

Q. How can a non-registered shareholder vote?

A.  If your shares are not registered in your name, but are held in the name of a nominee (usually a bank, trust company, securities broker or other financial institution), your nominee is required to seek your instructions as to how to vote your shares. Your nominee will have provided you with a package of information, including these meeting materials and either a proxy or a voting form. Carefully follow the instructions accompanying the proxy or voting form.

Q. How can a non-registered shareholder vote in person at the meeting?

A.  Suncor does not have access to all the names of its non-registered shareholders. Therefore, if you are a non-registered shareholder and attend the meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as a proxyholder. If you wish to vote in person at the meeting, insert your name in the space provided on the proxy form or voting form sent to you by your nominee. In doing so you are instructing your nominee to appoint you as a proxyholder. Complete the form by following the return instructions provided by your nominee. You should report to a representative of Computershare upon arrival at the meeting.

Q. Who votes my shares and how will they be voted if I return a proxy?

A.  By properly completing and returning a proxy, you are authorizing the person named in the proxy to attend the meeting and vote your shares. You can use the enclosed proxy form, or any other proper form of proxy, to appoint your proxyholder.

The shares represented by your proxy must be voted according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes cast, your shares will be voted as your proxyholder sees fit. Unless contrary instructions are provided, shares represented by proxies received by management will be voted:

•
FOR the election of directors from those nominees set out in this management proxy circular;

•
FOR the appointment of PricewaterhouseCoopers LLP as auditors; and

•
FOR the approach to executive compensation disclosed in this management proxy circular.

Q. Can I appoint someone other than the individuals named in the enclosed proxy form to vote my shares?

A.  Yes, if you are a registered holder, you have the right to appoint the person of your choice, who does not need to be a shareholder, to attend and act on your behalf at the meeting. If you wish to appoint a person other than the names that appear, then strike out those printed names appearing on the proxy form and insert the name of your chosen proxyholder in the space provided.

NOTE: It is important to ensure that any other person you appoint is attending the meeting and is aware that his or her appointment to vote your shares has been made. Proxyholders should, on arrival at the meeting, present themselves to a representative of Computershare.

Q. What if my shares are registered in more than one name or in the name of my company?

A.  If the shares are registered in more than one name, all those registered must sign the form of proxy. If the shares are registered in the name of your company or any name other than yours, you may require documentation that proves you are authorized to sign the proxy form.

Q. Can I revoke a proxy or voting instruction?

A.  If you are a registered shareholder and have returned a proxy, you may revoke it by:

1.
completing and signing a proxy bearing a later date, and delivering it to Computershare; or

2.
delivering a written statement, signed by you or your authorized attorney to:

(a)
the Corporate Secretary of Suncor Energy Inc. at P.O. Box 2844 150 - 6 th Avenue S.W., Calgary, Alberta, T2P 3E3 at any time up to and including the last business day prior to the meeting, or the business day preceding the day to which the meeting is adjourned; or

(b)
to the Chairman of the meeting prior to the start of the meeting.

If you are a non-registered shareholder, contact your nominee.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 3

Q. Is my vote confidential?

A.  Your proxy vote is confidential. Proxies are received, counted and tabulated by our transfer agent, Computershare. Computershare does not disclose the results of individual shareholder votes unless: they contain a written comment clearly intended for management; in the event of a proxy contest or proxy validation issue; or if necessary to meet legal requirements.

Q. How many common shares are outstanding?

A.  As of February 24, 2011, there were 1,570,039,616 common shares outstanding. We have no other class or series of voting shares outstanding.

As of February 24, 2011, there was no person who, to the knowledge of our directors and officers, beneficially owned, directly or indirectly, or exercised control or direction, directly or indirectly, over common shares carrying more than 10% of the voting rights attached to all outstanding common shares.

Q. What is electronic delivery?

A.  Electronic delivery is voluntary e-mail notification sent to shareholders when documents such as our annual report, quarterly reports and this management proxy circular are available on our web site. If you wish, you may elect to be notified by e-mail when documentation is posted on our web site. Electronic delivery will save paper, provide an environmental benefit and reduce costs.

Q. How can I ask for electronic delivery?

A.  If you are a registered shareholder, go to the Investor Communication web site at www.InvestorDelivery.com and follow the instructions on the screen.

You will need your Control Number and your PIN number (you will find them on the proxy form provided in your package).

Non-registered holders can sign up for mailings (not proxy materials) through www.computershare.com/mailinglist.

Q. What if I have other questions?

A.  If you have a question regarding the meeting, please contact Computershare at 1-877-982-8760 or at www.computershare.com.

Webcast of Meeting

The meeting may also be viewed via webcast on www.suncor.com starting at 10:30 a.m. (MDT) on May 3, 2011. Shareholders may view the meeting and ask questions on line, but will not be able to vote via the webcast.

Shareholder Proposals

Eligible shareholders should direct any proposals they plan to present at the 2012 annual general meeting to our Corporate Secretary. To be included in the proxy circular, the proposal must be received at Suncor Energy Inc. P.O. Box 2844, 150 - 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3 by December 4, 2011.

4 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

FORWARD-LOOKING STATEMENTS

Certain statements contained in this management proxy circular constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). All forward-looking statements are based on Suncor's current expectations, estimates, projections, beliefs and assumptions based on information available at the time the statement was made and in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "estimates," "plans," "scheduled," "intends," "may," "believes," "projects," "indicates," "could," "focus," "vision," "goal," "proposed," "target," "objective," "continue" and similar expressions. Forward-looking statements in this management proxy circular include references to: anticipated compensation; refinements in Suncor's asset portfolio; operating synergies from the merger of Suncor and Petro-Canada, which are now expected to be $800 million by 2012; expected proceeds from the strategic agreement with Total Exploration and Production Canada Ltd., which is expected to close in the first quarter of 2011; the plan that the proceeds from the foregoing transaction will bring net debt in line with longer-term targets; and Suncor's ten-year oil sands focussed strategy. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to our experience. Our actual results may differ materially from those expressed or implied by our forward-looking statements, and you are cautioned not to place undue reliance on them.

The risks, uncertainties and other factors, many of which are beyond our control, that could influence actual results include, but are not limited to: market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates; consistently and competitively finding and developing reserves that can be brought on-stream economically; success of hedging strategies; maintaining a desirable debt to cash flow ratio; changes in the general economic, market and business conditions; our ability to finance capital investment to replace reserves or increase processing capacity in a volatile commodity pricing and credit environment; fluctuations in supply and demand for Suncor's products; commodity prices, interest rates and currency exchange; volatility in natural gas and liquids prices; Suncor's ability to respond to changing markets and to receive timely regulatory approvals; the successful and timely implementation of capital projects including growth projects and regulatory projects; risks and uncertainties associated with consulting with stakeholders and obtaining regulatory approval for exploration and development activities in Suncor's operating areas (these risks could increase costs and/or cause delays to or cancellation of projects); effective execution of planned turnarounds; the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering needed to reduce the margin of error and increase the level of accuracy; the integrity and reliability of Suncor's capital assets; the cumulative impact of other resource development; the cost of compliance with current and future environmental laws; the accuracy of Suncor's reserve, resource and future production estimates and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venture partners; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; uncertainties resulting from potential delays or changes in plans with respect to projects or capital expenditures; actions by governmental authorities including the imposition of taxes or changes to fees and royalties, changes in environmental and other regulations (for example, our negotiations with the Alberta Department of Energy in respect of the Bitumen Valuation Methodology Regulation; the Government of Canada's current review of greenhouse gas emission regulations); the ability and willingness of parties with whom we have material relationships to perform their obligations to us (including in respect of any planned divestitures); risks and uncertainties associated with the ability of closing conditions to be met with respect to the sale of any of Suncor's assets, the timing of closing and the consideration to be received with respect to the planned sale of any of Suncor's assets, including the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third party approvals outside of Suncor's control; the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; failure to realize anticipated synergies or cost savings; risks regarding the integration of Suncor and Petro-Canada after the merger; and incorrect assessments of the values of Petro-Canada. The foregoing important factors are not exhaustive.

Many of these risk factors and other specific risks and uncertainties are discussed in further detail in our annual information form and management's discussion and analysis for the year ended December 31, 2010. Readers are also referred to the risk factors described in other documents we file from time to time with securities regulatory authorities. Copies of these documents are available without charge from Suncor at 150-6th Avenue S.W., Calgary, Alberta, T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to SEDAR at www.sedar.com or by referring to EDGAR at www.sec.gov.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 5

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2010 are included in the 2010 Annual Report.

ELECTION OF DIRECTORS

Number of Directors. Suncor's articles stipulate there shall be not more than 15 nor fewer than 8 directors. There are currently 14 directors. In accordance with our by-laws, the Board of Directors of Suncor (the "Board") has determined that 13 directors will be elected at the meeting. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed.

Brian A. Canfield will be retiring from the Board this year after more than 15 years of service and will not stand for re-election. Mr. Canfield has provided a significant contribution to Suncor's success through his sound business acumen and dedication during his tenure. Suncor's management wish to thank Mr. Canfield for his service to Suncor and its shareholders.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of the nominees whose names appear on pages 7 to 13. Management does not expect that any of the nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the persons named in the accompanying form of proxy reserve the right to vote for another nominee at their discretion unless the proxy specifies the common shares are to be withheld from voting in the election of directors.

Majority Voting for Directors. The Board has adopted a policy which requires that any nominee for director who receives a greater number of votes "withheld" than votes "for" his or her election as a director shall submit his or her resignation to the Governance Committee of the Board for consideration promptly following the meeting. This policy applies only to uncontested elections, meaning elections where the number of nominees for directors is equal to the number of directors to be elected. The Governance Committee shall consider the resignation and shall provide a recommendation to the Board. The Board will consider the recommendation of the Governance Committee and determine whether to accept it within 90 days of the applicable meeting and a news release will be issued by Suncor announcing the Board's determination. A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation shall be accepted.

Shareholders should note that, as a result of the majority voting policy, a "withhold" vote is effectively the same as a vote against a director nominee in an uncontested election.

6 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

The Persons Nominated for Election as Directors Are:

Mel E. Benson
62
Calgary, Alberta, Canada
Director from April 19, 2000 to present
Independent

Mel Benson is president of Mel E. Benson Management Services Inc., an international management consulting firm based in Calgary, Alberta. In 2000, Mr. Benson retired from a major international oil company. Mr. Benson is an owner of Tenax Energy Inc., a director of Winalta Inc. and director of the Fort McKay Group of Companies, a community trust. He is active with several charitable organizations including Hull Family Services. He is also a member of the board of governors for the Northern Alberta Institute of Technology.

Suncor Board and Board Committees	Meeting Attendance		Other Public Company Boards

Board of Directors	7 of 7	100%	Winalta Inc.
Human Resources and Compensation	6 of 6	100%
Environment, Health, Safety and Sustainable Development (Chair)	4 of 4	100%

Securities Held:
						Share Ownership Target (6)
				Total Common Shares, DSUs and RSUs (4)	Total Value of Common Shares, DSUs and RSUs ($) (5)
Fiscal Year	Common Shares (1)	DSUs (2)	RSUs (3)			Meets Target	Current Status

2010	17,560	41,842	Nil	59,402	2,273,909	Yes	4.2x
2009	17,560	35,253	Nil	52,813	1,965,172
2008	17,560	28,334	Nil	45,894	1,088,606

Options and Value of Options ($)(7):

2010	2009	2008

16,000	16,000	16,000
—	—	—

Total Value of Equity ($)(8):
2010	2009	2008

2,273,909	1,965,172	1,088,606

Dominic D`Alessandro
64
Toronto, Ontario, Canada
Director from November 12, 2009 to present
Independent

Dominic D'Alessandro was president and chief executive officer of Manulife Financial Corporation from 1994 to 2009 and is currently a director of CGI Group Inc. and Canadian Imperial Bank of Commerce. For his many business accomplishments, Mr. D'Alessandro was recognized as Canada's Most Respected CEO in 2004 and CEO of the Year in 2002, and was inducted into the Insurance Hall of Fame in 2008. Mr. D'Alessandro is an officer of the Order of Canada and has been appointed as a Commendatore of the Order of the Star of Italy. In 2009, he received the Woodrow Wilson Award for Corporate Citizenship and in 2005 was granted the Horatio Alger Award for community leadership. Mr. D'Alessandro is an FCA, and holds a Bachelor of Science from Concordia University in Montreal. He has also been awarded honorary doctorates from York University, the University of Ottawa, Ryerson University and Concordia University.

Suncor Board and Board Committees	Meeting Attendance		Other Public Company Boards

Board of Directors	7 of 7	100%	Canadian Imperial Bank of Commerce
Audit	8 of 8	100%	CGI Group Inc.
Governance	4 of 5	80%

Securities Held:
						Share Ownership Target (6)
				Total Common Shares, DSUs and RSUs (4)	Total Value of Common Shares, DSUs and RSUs ($) (5)
Fiscal Year	Common Shares (1)	DSUs (2)	RSUs (3)			Meets Target	Current Status

2010	10,000	14,612	Nil	24,612	942,147	Yes	1.7x
2009	10,000	6,862	Nil	16,862	627,435

Options and Value of Options ($)(7): Nil

Total Value of Equity ($)(8):
2010	2009

942,147	627,435

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 7

John T. Ferguson
69
Edmonton, Alberta, Canada
Director from November 10, 1995 to present
Independent

John Ferguson is founder and chairman of the board of Princeton Developments Ltd. and Princeton Ventures Ltd. Mr. Ferguson is also a director of Fountain Tire Ltd., the Royal Bank of Canada and Strategy Summit Ltd. In addition, he is a board member of the Alberta Bone and Joint Institute, an advisory member of the Canadian Institute for Advanced Research, Honorary Lieutenant Colonel – South Alberta Light Horse and chancellor emeritus and chairman emeritus of the University of Alberta. Mr. Ferguson is a fellow of the Alberta Institute of Chartered Accountants and of the Institute of Corporate Directors.

Suncor Board and Board Committees	Meeting Attendance		Other Public Company Boards

Board of Directors (Chairman)	7 of 7	100%	Royal Bank of Canada

Securities Held:
						Share Ownership Target (6)
				Total Common Shares, DSUs and RSUs (4)	Total Value of Common Shares, DSUs and RSUs ($) (5)
Fiscal Year	Common Shares (1)	DSUs (2)	RSUs (3)			Meets Target	Current Status

2010	49,483	65,903	Nil	115,386	4,416,976	Yes	3.2x
2009	45,785	53,987	Nil	99,772	3,712,516
2008	45,684	41,898	Nil	87,582	2,077,445

Options and Value of Options ($)(7):

2010	2009	2008

84,000	100,000	116,000
1,541,360	1,940,400	1,132,880

Total Value of Equity ($)(8):
2010	2009	2008

5,958,336	5,652,916	3,210,325

W. Douglas Ford
67
Bonita Springs, Florida, USA
Director from April 29, 2004 to present
Independent

W. Douglas Ford was chief executive, refining and marketing for BP p.l.c. from 1998 to 2002 and was responsible for the refining, marketing and transportation network of BP as well as the aviation fuels business, the marine business and BP shipping. Mr. Ford currently serves as a director of USG Corporation and Air Products and Chemicals Inc. He is also a director of the Home Run Inn and a member of the board of trustees of the University of Notre Dame.

Suncor Board and Board Committees	Meeting Attendance		Other Public Company Boards

Board of Directors	7 of 7	100%	Air Products & Chemicals Inc.
Human Resources and Compensation	6 of 6	100%	USG Corporation
Governance	5 of 5	100%

Securities Held:
						Share Ownership Target (6)
				Total Common Shares, DSUs and RSUs (4)	Total Value of Common Shares, DSUs and RSUs ($) (5)
Fiscal Year	Common Shares (1)	DSUs (2)	RSUs (3)			Meets Target	Current Status

2010	0	48,500	Nil	48,500	1,856,580	Yes	3.4x
2009	0	40,409	Nil	40,409	1,503,619
2008	0	31,883	Nil	31,883	756,265

Options and Value of Options ($)(7):

2010	2009	2008

40,000	40,000	40,000
470,560	444,880	121,120

Total Value of Equity ($)(8):
2010	2009	2008

2,327,140	1,948,499	877,385

8 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

Richard L. George
60
Calgary, Alberta, Canada
Director from February 1, 1991 to present
Non-independent Management

Richard George is the president and chief executive officer of Suncor Energy Inc. (9) He currently serves as the Canadian Chair of the North American Competitiveness Council and he chaired the 2008 Governor General's Canadian Leadership Conference. Mr. George was named a member of the Order of Canada in 2007.

Suncor Board and Board Committees	Meeting Attendance		Other Public Company Boards

Board of Directors	7 of 7	100%	N/A

Securities Held:
						Share Ownership Target (6)
				Total Common Shares, DSUs and RSUs (4)	Total Value of Common Shares, DSUs and RSUs ($) (5)
Fiscal Year	Common Shares (1)	DSUs (2)	RSUs (3)			Meets Target	Current Status

2010	412,847	422,496	Nil	835,343	31,976,930	Yes	4.6x
2009	412,648	417,548	Nil	830,196	30,891,593
2008	412,508	414,066	Nil	826,574	19,606,335

Options and Value of Options ($)(7):

2010	2009	2008

2,866,300	2,800,000	2,764,000
47,710,989	50,524,680	23,080,360

Total Value of Equity ($)(8):
2010	2009	2008

79,687,919	81,416,273	42,686,695

Paul Haseldonckx
62
Essen, Germany
Director from July 31, 2009 to present
(Petro-Canada from 2002-2009)
Independent

Paul Haseldonckx was a director of Petro Canada and a member of the management board of Veba Oel AG, Germany's largest downstream company, including Aral AG gas stations in Europe. Mr. Haseldonckx represented Veba's interests at the board of the Cerro Negro joint venture, an in situ oil sands development including an upgrader, during the construction and early production phase. Mr. Haseldonckx holds a Master of Science and completed Executive Programs at INSEAD, Fontainebleau and IMD, Lausanne.

Suncor Board and Board Committees	Meeting Attendance		Other Public Company Boards

Board of Directors	7 of 7	100%	N/A
Audit	8 of 8	100%
Environment, Health, Safety and Sustainable Development	4 of 4	100%

Securities Held:
						Share Ownership Target (6)
				Total Common Shares, DSUs and RSUs (4)	Total Value of Common Shares, DSUs and RSUs ($) (5)
Fiscal Year	Common Shares (1)	DSUs (2)	RSUs (3)			Meets Target	Current Status

2010	12,060	11,897	3,998	27,955	1,070,117	Yes	2.0x
2009	12,020	7,052	3,950	23,022	856,649
2008	10,354	3,238	3,860	17,452	413,961

Options and Value of Options ($)(7): Nil

Total Value of Equity ($)(8):
2010	2009	2008

1,070,117	856,649	413,961

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 9

John R. Huff
64
Houston, Texas, USA
Director from January 30, 1998 to present
Independent

John Huff is chairman of Oceaneering International Inc., an oilfield services company. He also serves as director of KBR Inc.

Suncor Board and Board Committees	Meeting Attendance		Other Public Company Boards

Board of Directors	6 of 7	86%	KBR Inc.
Environment, Health, Safety and Sustainable Development	4 of 4	100%	Oceaneering International Inc.
Human Resources and Compensation	6 of 6	100%

Securities Held:
						Share Ownership Target (6)
				Total Common Shares, DSUs and RSUs (4)	Total Value of Common Shares, DSUs and RSUs ($) (5)
Fiscal Year	Common Shares (1)	DSUs (2)	RSUs (3)			Meets Target	Current Status

2010	43,018	71,666	Nil	114,684	4,390,104	Yes	8.1x
2009	42,983	63,388	Nil	106,371	3,958,065
2008	42,835	54,924	Nil	97,759	2,318,843

Options and Value of Options ($)(7):

2010	2009	2008

80,000	96,000	112,000
1,541,360	1,940,400	1,132,880

Total Value of Equity ($)(8):
2010	2009	2008

5,931,464	5,898,465	3,451,723

Jacques Lamarre
67
Montreal, Quebec, Canada
Director from November 12, 2009 to present
Independent

Jacques Lamarre was the president and chief executive officer of SNC Lavalin from 1996-2009. Mr. Lamarre is an officer of the Order of Canada, and a founding member and past chair of the Commonwealth Business Council. He is also past chair of the Board of Directors of the Conference Board of Canada and a founding member of the World Economic Forum's Governors for Engineering & Construction. Currently, he serves as a director of The Royal Bank of Canada and of P3 Canada and as a member of the Engineering Institute of Canada, Engineers Canada and the Ordre des ingénieurs du Québec. Mr. Lamarre is also a strategic advisor to Heenan Blaikie LLP, a law firm. Mr. Lamarre holds a Bachelor of Arts and a Bachelor of Arts and Science in Civil Engineering from Laval University in Quebec City. He also completed Harvard University's Executive Development Program. In addition, Mr. Lamarre holds honorary doctorates from the University of Waterloo, the University of Moncton and Laval University.

Suncor Board and Board Committees	Meeting Attendance		Other Public Company Boards

Board of Directors	7 of 7	100%	Royal Bank of Canada
Environment, Health, Safety and Sustainable Development	4 of 4	100%
Human Resources and Compensation	6 of 6	100%

Securities Held:
						Share Ownership Target (6)
				Total Common Shares, DSUs and RSUs (4)	Total Value of Common Shares, DSUs and RSUs ($) (5)
Fiscal Year	Common Shares (1)	DSUs (2)	RSUs (3)			Meets Target	Current Status

2010	6,280	14,490	Nil	20,770	795,076	Yes	1.5x
2009	6,280	6,849	Nil	13,129	488,530

Options and Value of Options ($)(7): Nil

Total Value of Equity ($)(8):
2010	2009

795,076	488,530

10 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

Brian F. MacNeill
71
Calgary, Alberta, Canada
Director from July 31, 2009 to present
(Petro-Canada from 1995 to 2009)
Independent

Brian MacNeill is a Chartered Accountant, a Certified Public Accountant and holds a Bachelor of Commerce. Previously, Mr. MacNeill was a director and chairman of the board of Petro Canada. He is a director of TELUS Corporation, West Fraser Timber Co. Ltd., Capital Power Corp. and Oilsands Quest Inc. Mr. MacNeill is a member of the Canadian Institute of Chartered Accountants and the Financial Executives Institute. He is also a fellow of the Alberta Institute of Chartered Accountants and of the Institute of Corporate Directors. Mr. MacNeill is also a member of the Order of Canada.

Suncor Board and Board Committees	Meeting Attendance		Other Public Company Boards

Board of Directors	6 of 7	86%	Capital Power Corp.
Audit	8 of 8	100%	Oil Sands Quest
Governance (Chair)	5 of 5	100%	Telus Corporation
			West Fraser Timber Co. Ltd.

Securities Held:
						Share Ownership Target (6)
				Total Common Shares, DSUs and RSUs (4)	Total Value of Common Shares, DSUs and RSUs ($) (5)
Fiscal Year	Common Shares (1)	DSUs (2)	RSUs (3)			Meets Target	Current Status

2010	13,056	52,103	34,778	99,937	3,825,588	Yes	7.1x
2009	13,056	46,785	34,369	94,210	3,505,554
2008	13,056	29,423	33,579	76,058	1,804,096

Options and Value of Options ($)(7): Nil

Total Value of Equity ($)(8):
2010	2009	2008

3,825,588	3,505,554	1,804,096

Maureen McCaw
56
Edmonton, Alberta, Canada
Director from July 31, 2009 to present
(Petro-Canada from 2004 to 2009)
Independent

Maureen McCaw was a director of Petro-Canada and is senior vice president (Edmonton) of Leger Marketing, formerly Criterion Research Corp., a company she founded in 1986. Ms. McCaw holds a Bachelor of Arts from the University of Alberta and an Institute of Corporate Directors certification (ICD.D). In addition to being president of Tinnakilly Inc. and a director of the Edmonton International Airport, Women Building Futures and Royal Alexandra Hospital, she is also managing partner at Prism Ventures. She is a past chair of the Edmonton Chamber of Commerce and serves on a number of Alberta boards and advisory committees.

Suncor Board and Board Committees	Meeting Attendance		Other Public Company Boards

Board of Directors	6 of 7	86%	N/A
Environment, Health, Safety and Sustainable Development	4 of 4	100%
Human Resources and Compensation	6 of 6	100%

Securities Held:
						Share Ownership Target (6)
				Total Common Shares, DSUs and RSUs (4)	Total Value of Common Shares, DSUs and RSUs ($) (5)
Fiscal Year	Common Shares (1)	DSUs (2)	RSUs (3)			Meets Target	Current Status

2010	7,693	24,901	Nil	32,594	1,247,698	Yes	2.3x
2009	7,640	17,176	Nil	24,816	923,403
2008	3,341	9,409	Nil	12,750	302,430

Options and Value of Options ($)(7): Nil

Total Value of Equity ($)(8):
2010	2009	2008

1,247,698	923,403	302,430

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 11

Michael W. O'Brien
66
Canmore, Alberta, Canada
Director from April 26, 2002 to present
Independent

Michael O'Brien served as executive vice president, corporate development, and chief financial officer of Suncor Energy Inc. before retiring in 2002. Mr. O'Brien is lead director of Shaw Communications Inc. In addition, he is past chair of the board of trustees for Nature Conservancy Canada, past chair of the Canadian Petroleum Products Institute and past chair of Canada's Voluntary Challenge for Global Climate Change.

Suncor Board and Board Committees	Meeting Attendance		Other Public Company Boards

Board of Directors	7 of 7	100%	Shaw Communications Inc.
Audit	8 of 8	100%
Governance	5 of 5	100%

Securities Held:
						Share Ownership Target (6)
				Total Common Shares, DSUs and RSUs (4)	Total Value of Common Shares, DSUs and RSUs ($) (5)
Fiscal Year	Common Shares (1)	DSUs (2)	RSUs (3)			Meets Target	Current Status

2010	51,808	38,868	Nil	90,676	3,471,077	Yes	6.4x
2009	51,808	33,705	Nil	85,513	3,181,939
2008	51,808	25,476	Nil	77,284	1,833,176

Options and Value of Options ($)(7):

2010	2009	2008

48,000	48,000	48,000
712,240	678,000	246,320

Total Value of Equity ($)(8):
2010	2009	2008

4,183,317	3,859,939	2,079,496

James W. Simpson
66
Calgary, Alberta, Canada
Director from July 31, 2009 to present
(Petro-Canada from 2004-2009)
Independent

James Simpson was a director of Petro-Canada and is past president of Chevron Canada Resources (oil and gas). He serves as Lead Director for Canadian Utilities Limited and is on its Corporate Governance, Nomination, Compensation and Succession Committee and Risk Review Committee, as well as being the chairman for the Audit Committee. Mr. Simpson holds a Bachelor of Science and Master of Science, and graduated from the Program for Senior Executives at M.I.T.'s Sloan School of Business. He is also past chairman of the Canadian Association of Petroleum Producers and past vice chairman of the Canadian Association of the World Petroleum Congresses.

Suncor Board and Board Committees	Meeting Attendance		Other Public Company Boards

Board of Directors	7 of 7	100%	Canadian Utilities Limited
Human Resources and Compensation (Chair)	6 of 6	100%
Governance	5 of 5	100%

Securities Held:
						Share Ownership Target (6)
				Total Common Shares, DSUs and RSUs (4)	Total Value of Common Shares, DSUs and RSUs ($) (5)
Fiscal Year	Common Shares (1)	DSUs (2)	RSUs (3)			Meets Target	Current Status

2010	4,736	22,047	Nil	26,783	1,025,253	Yes	1.9x
2009	4,736	15,551	Nil	20,287	754,879
2008	4,736	8,693	Nil	13,429	318,536

Options and Value of Options ($)(7): Nil

Total Value of Equity ($)(8):
2010	2009	2008

1,025,253	754,879	318,536

12 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

Eira M. Thomas
42
West Vancouver, British Columbia, Canada
Director from April 27, 2006 to present
Independent

Eira Thomas assumed the role of executive chairman of Stornoway Diamond Corporation, a mineral exploration company, on January 1, 2009 after serving as chief executive officer since July 2003. Previously, Ms. Thomas was president of Navigator Exploration Corporation and chief executive officer of Stornoway Diamond Corporation. She is also a director of Strongbow Exploration Inc., Fortress Minerals Corp., Ashton Mining of Canada Inc. and Lucara Diamond Corp. In addition, Ms. Thomas is a director of the University of Toronto (U of T) Alumni Association, Lassonde Advisory Board of the U of T, Prospectors and Developers Association of Canada and the Northwest Territories and Nunavut Chamber of Mines. She also is a member of the U of T President's Internal Advisory Council.

Suncor Board and Board Committees	Meeting Attendance		Other Public Company Boards

Board of Directors	7 of 7	100%	Fortress Minerals Corp.
Audit	8 of 8	100%	Lucara Diamond Corp.
Governance	5 of 5	100%	Stornoway Diamond Corporation
			Strongbow Exploration Inc.

Securities Held:
						Share Ownership Target (6)
				Total Common Shares, DSUs and RSUs (4)	Total Value of Common Shares, DSUs and RSUs ($) (5)
Fiscal Year	Common Shares (1)	DSUs (2)	RSUs (3)			Meets Target	Current Status

2010	4,000	31,064	Nil	35,064	1,342,250	Yes	2.5x
2009	4,000	24,555	Nil	28,555	1,062,532
2008	4,000	16,365	Nil	20,365	483,058

Options and Value of Options ($)(7):

2010	2009	2008

24,000	24,000	24,000
—	—	—

Total Value of Equity ($)(8):
2010	2009	2008

1,342,250	1,062,532	483,058

(1)
Common shareholdings include the number of Suncor common shares, excluding fractional amounts, beneficially owned, or controlled or directed, directly or indirectly, by the director as at December 31 of the year reported. Mr. George's holdings include 412,847 common shares over which he exercises control or direction but are beneficially owned by members of his family. As at February 24, 2011, there had been no changes in the share ownership of the directors, other than to Mr. O'Brien's shareholdings. Mr. O'Brien as at February 24, 2011 held 26,808 common shares.

(2)
Deferred share units ("DSUs") are not voting securities but are included in this table for information purposes. The number of DSUs for each director, excluding fractional amounts, is at December 31 of the year reported. DSUs were granted pursuant to the Suncor Deferred Share Unit Plan (the "DSU Plan") and the closed Petro-Canada Deferred Share Unit Plan (Non-Employee Directors of Petro-Canada) (the "PCCDSU Plan"). DSUs held by Mr. George were awarded under the closed Suncor Special Performance Incentive Plan (the "SPIP Plan"). See "Board of Directors Compensation – Equity-Based Compensation" on page 18 and "Summary of Incentive Plans – Closed Plans" on page 41.

(3)
Restricted share units ("RSUs") for non-employee directors of Suncor are not voting securities but are included in this table for information purposes. The number of RSUs for each director, excluding fractional units, is at December 31 of the year reported. RSUs were granted pursuant to the closed Petro-Canada Restricted Share Unit Plan (Non-Employee Directors of Petro-Canada) (the "PCRSU Plan"). See "Summary of Incentive Plans – Closed Plans" on page 41.

(4)
Total number of Suncor common shares, DSUs and RSUs, excluding fractional units, as of December 31 of the year reported.

(5)
Total value reflects the number of Suncor common shares, DSUs and RSUs held by the director as of December 31 of the year reported multiplied by the closing price on the Toronto Stock Exchange (the "TSX") of a Suncor common share on December 31 of the year reported (December 31, 2010 ($38.28), December 31, 2009 ($37.21) and December 31, 2008 ($23.72)).

(6)
Current status reflects the multiple of the minimum share ownership target required to be met by the director as of December 31, 2010. See "Share Ownership Guidelines" on page 16 for non-employee directors and "Executive Share Ownership Guidelines" on page 25 for Richard L. George for further information.

(7)
Directors' options are not voting securities but have been included in this table for information purposes. Directors' options for non-employee directors include only options granted on or prior to December 31, 2008, as Suncor discontinued grants effective January 1, 2009 for non-employee directors. The number of options for each director is at December 31 of the year reported. The value of options for a year reported reflects the 'in-the-money' amount (the difference between the closing price on the TSX of a Suncor common share on December 31 for the year reported (December 31, 2010 ($38.28), December 31, 2009 ($37.21) and December 31, 2008 ($23.72)) and the exercise price of the option) of the exercisable and non-exercisable options held as of December 31 of the year reported.

(8)
Total value reflects the value of all Suncor common shares, DSUs, RSUs and options held as of December 31 of the year reported calculated in accordance with footnote (5) and (7).

(9)
Mr. George also serves as director and/or officer of certain subsidiaries of Suncor.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 13

Cease Trade Orders, Bankruptcies, Penalties or Sanctions. To our knowledge, no proposed director: (i) is, or has been in the last ten years, a director, chief executive officer or chief financial officer of an issuer (including Suncor) that, (a) while that person was acting in that capacity was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that occurred while that person was acting in the capacity of director, chief executive officer or chief financial officer, which resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (c) while that person was acting in the capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than Mr. Ford, a current and proposed director of Suncor, who is currently a director of USG Corporation, which was in bankruptcy protection until June, 2006, and who was also a director of United Airlines (until February 2006) which was in Chapter 11 bankruptcy protection until February, 2006; (ii) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets; or (iii) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

APPOINTMENT OF AUDITORS

Management and the Board propose that PricewaterhouseCoopers LLP be appointed as Suncor's auditors until the close of the next annual meeting. PricewaterhouseCoopers LLP have been Suncor's auditors for more than five years.

Fees payable to PricewaterhouseCoopers LLP in 2009 and 2010 are detailed below.

($)	2009	2010

Audit Fees	4 307 000	4 873 000
Audit Related Fees	807 000	637 000
Tax Fees	—	—
All Other Fees	164 000	4 000

Total	5 278 000	5 514 000

The nature of each category of fees is described below.

Audit Fees. Audit fees were paid for professional services rendered by the auditors for the audit of Suncor's annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit Related Fees. Audit related fees were paid for professional services rendered by the auditors for preparation of reports on specified procedures as they relate to joint venture audits and attest services not required by statute or regulation.

All Other Fees. Fees disclosed under "All Other Fees" were paid for subscriptions to auditor provided and supported tools as well as externally sourced internal audit services in legacy Petro Canada businesses.

The services described under the captions "Audit Related Fees" and "All Other Fees" were approved by the Audit Committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

14 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles that the Board has used to make executive compensation decisions. In 2010, the Board determined that at the next annual meeting of the Corporation, there would be a non-binding advisory vote on the Corporation's approach to executive compensation as disclosed in its management proxy circular.

We hope you will carefully review the "Letter to Shareholders" beginning on page 21 and our "Compensation Discussion and Analysis" beginning on page 23 of this management proxy circular before voting on this matter. We encourage any shareholder who has comments on our approach to executive compensation to forward these comments to the chair of the Human Resources and Compensation Committee c/o the Corporate Secretary, Suncor Energy Inc. P.O. Box 2844, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3E3. The "Compensation Discussion and Analysis" section discusses our compensation philosophy and approach to executive compensation, what our named executive officers are paid and how their level of compensation is determined. This disclosure has been approved by the Board on the recommendation of the Board's Human Resources and Compensation Committee.

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

"Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in the management proxy circular of Suncor Energy Inc. delivered in advance of its 2011 annual meeting of shareholders."

As this is an advisory vote, the results will not be binding upon the Board. However, in considering its approach to compensation in the future, the Board will take into account the results of the vote, together with feedback received from shareholders in the course of our engagement activities.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 15

BOARD OF DIRECTORS COMPENSATION

The Board is composed of 13 non-employee directors, including the chairman of the Board, and Richard L. George, our president and chief executive officer ("CEO"), an employee director. The compensation of the non-employee directors is intended to attract highly qualified individuals with the capability to meet the demanding responsibilities of Board members and to closely align directors' interests with shareholder interests. Mr. George does not receive any additional compensation for Board service.

Director compensation is not performance based. The Governance Committee reviews board compensation levels annually to ensure Suncor's approach to Board compensation is competitive at the median of the market with its North American energy peers, reflects best practice and takes governance trends into account. The North American energy peers are the same companies used for senior executive compensation comparisons, and are listed on page 24.

COMPENSATION STRUCTURE

The following tables describe the compensation structure for 2010 for all non-employee directors, including the chairman of the Board:

Compensation Structure for Non-Employee Directors (Excluding Chairman of the Board)	($)

Retainer and Fees
Annual Retainer (1)	50 000
Annual Committee Chair Retainer:
Audit	25 000
Environment, Health, Safety and Sustainable Development ("EHS&SD")	10 000
Governance	10 000
Human Resources and Compensation ("HR&CC")	15 000
Annual Committee Member Retainer:
Audit	6 000
EHS&SD	5 000
Governance	5 000
HR&CC	5 000
Board Meeting Fee	1 500
Committee Meeting Fee	1 500
Travel within continental North America (Per Round Trip) (2)	1 500
Travel originating from outside continental North America (Per Round Trip) (3)	3 000
Annual Equity
Annual DSU target value (4)	180 000

Compensation Structure for Chairman of the Board (5)	($)

Retainer and Fees
Annual Retainer (1)	250 000
Travel within continental North America (Per Round Trip) (2)	1 500
Travel originating from outside continental North America (Per Round Trip) (3)	3 000
Annual Equity
Annual DSU target value (4)	280 000

(1)
Annual retainer is payable as elected by the non-employee director. Each year, a non-employee director may elect to receive their fees in 100% cash, 50% cash and 50% DSUs or 100% DSUs. All non-employee directors must receive at least 50% of their annual retainer and meeting fees in DSUs until their share ownership guideline level has been met.

(2)
Provides for travel from principal residence within continental North America to attend Board, committee or orientation meetings.

(3)
Provides for travel from principal residence outside North America to attend Board, committee or orientation meetings.

(4)
The number of DSUs to be awarded in 2010 was set by the Board at the beginning of 2010 based on target values for non-employee directors (other than the chairman of the Board) of $180,000 (4,740 DSUs) and the chairman of the Board of $280,000 (7,370 DSUs). DSUs are administered quarterly.

(5)
No other compensation was payable to the chairman of the Board for 2010.

Share Ownership Guidelines

One way non-employee directors demonstrate their commitment to Suncor's long-term success and alignment with shareholders is through share ownership. The Board has established share ownership guidelines for non-employee directors which must be attained within five years of when they were first elected or appointed.

2010 Guidelines. For 2010, each non-employee director was required to own Suncor common shares, DSUs and/or RSUs with a market value of $540,000, and the chairman of the Board was required to own Suncor common shares, DSUs and/or RSUs

16 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

with a market value of $1,400,000. As at February 24, 2011, all non-employee directors, including the chairman of the Board, met their share ownership guidelines.

2011 Guidelines. Guidelines are reviewed and confirmed annually based on compensation survey data. Based on current benchmark data for Suncor's North American energy peers, the current share ownership guideline level was determined to be appropriate for 2011.

2010 Committee Membership

Non-employee directors were on the following committees:

Committee Members	Audit	Governance	EHS&SD	HR&CC

Mel E. Benson			Chair	✓
Brian A. Canfield	Chair		✓
Dominic D'Alessandro	✓	✓
W. Douglas Ford		✓		✓
Paul Haseldonckx	✓		✓
John R. Huff			✓	✓
Jacques Lamarre			✓	✓
Brian F. MacNeill	✓	Chair
Maureen McCaw			✓	✓
Michael W. O'Brien	✓	✓
James W. Simpson		✓		Chair
Eira M. Thomas	✓	✓

TOTAL COMPENSATION

Total Compensation Summary. The following table provides information on the compensation paid to the non-employee directors for the year ended December 31, 2010.

($)

Name (1)	Total Fees Paid	Share Based Awards (2)	Total Compensation (3)

Mel E. Benson	93 500	160 532	254 032
Brian A. Canfield	116 000	160 532	276 532
Dominic D'Alessandro	97 000	160 532	257 532
John T. Ferguson	257 500	249 671	507 171
W. Douglas Ford	94 500	160 532	255 032
Paul Haseldonckx	104 500	160 532	265 032
John R. Huff	91 500	160 532	252 032
Jacques Lamarre	93 000	160 532	253 532
Brian F. MacNeill	97 500	160 532	258 032
Maureen McCaw	91 500	160 532	252 032
Michael W. O'Brien	94 000	160 532	254 532
James W. Simpson	103 000	160 532	263 532
Eira M. Thomas	97 000	160 532	257 532

Total	1 430 500	2 176 055	3 606 555

(1)
Richard L. George, our President and CEO, does not receive compensation for serving as a member of the Board. Please refer to page 33 for specifics of the compensation provided to Mr. George for the year ended December 31, 2010.

(2)
Share based awards consist of DSUs, which are granted annually and administered quarterly. Value is based on the average of the day's high and low price of a Suncor common share on the TSX for the trading day immediately preceding the date of each quarterly award ($32.46, $31.67, $33.27, $38.07). DSUs cannot be redeemed by non-employee directors until they cease to hold office.

(3)
Suncor does not provide stock options, pension benefits, non-equity incentives or other compensation to Board members.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 17

Compensation Details. The following table provides a detailed breakdown of the fees paid to our non-employee directors for the year ended December 31, 2010. Retainers are paid quarterly.

($)

Name	Retainer Fee	Committee Retainer Fee	Committee Chair Retainer Fee	Board Attendance Fee	Committee Attendance Fee	Travel Fees	Total Fees Paid (1)	Fees Taken in DSUs	Fees Taken in Cash

Mel E. Benson	50 000	5 000	10 000	10 500	15 000	3 000	93 500	46 750	46 750
Brian A. Canfield	50 000	5 000	25 000	10 500	18 000	7 500	116 000	116 000	—
Dominic D'Alessandro	50 000	11 000	—	10 500	18 000	7 500	97 000	97 000	—
John T. Ferguson	250 000	—	—	—	—	7 500	257 500	128 750	128 750
W. Douglas Ford	50 000	10 000	—	10 500	16 500	7 500	94 500	94 500	—
Paul Haseldonckx	50 000	11 000	—	10 500	18 000	15 000	104 500	—	104 500
John R. Huff	50 000	10 000	—	9 000	15 000	7 500	91 500	91 500	—
Jacques Lamarre	50 000	10 000	—	10 500	15 000	7 500	93 000	93 000	—
Brian F. MacNeill	50 000	6 000	10 000	9 000	19 500	3 000	97 500	—	97 500
Maureen McCaw	50 000	10 000	—	9 000	15 000	7 500	91 500	91 500	—
Michael W. O'Brien	50 000	11 000	—	10 500	19 500	3 000	94 000	—	94 000
James W. Simpson	50 000	5 000	15 000	10 500	16 500	6 000	103 000	51 500	51 500
Eira M. Thomas	50 000	11 000	—	10 500	19 500	6 000	97 000	48 500	48 500

Total	850 000	105 000	60 000	121 500	205 500	88 500	1 430 500	859 000	571 500

(1)
Amounts reflect aggregate value of fees paid in cash and/or DSUs.

EQUITY-BASED COMPENSATION

Annual DSU Grant. Non-employee directors participate in the Suncor Deferred Share Unit Plan (previously defined as the "DSU Plan"). Under the DSU Plan, each non-employee director receives an annual DSU grant as part of their total compensation. Commencing in 2010, it was determined that the annual grant of DSUs would be awarded in equal quarterly installments. In 2010, non-employee directors, including the chairman of the Board, received an aggregate of 95,640 DSUs. Each non-employee director, other than the chairman, received 4,740 DSUs. The chairman of the Board received 7,370 DSUs.

For each new non-employee director, the DSU Plan provides for an additional grant equal to the annual grant for the year in which they are appointed to the Board. New non-employee directors, including a new chairman of the Board, who join after February of a calendar year, will receive a pro-rated annual DSU grant based on the date they join the Board.

Fees Paid in DSUs. Until the Board's share ownership guidelines (see page 16 for details) are met, non-employee directors receive one-half or, if they choose, all of their fees (excluding expense reimbursements) in the form of DSUs. The number of DSUs to be credited to the non-employee director's account on each payment date is equal to the number of common shares that could have been purchased on the quarterly payment date based on the fees allocated to the director. On each dividend payment date for common shares, an additional number of DSUs, equivalent to the number of common shares that could have been acquired on that date by notional dividend reinvestment, are credited to the non-employee directors' DSU accounts.

Redemption of DSUs. DSUs will be redeemed when a non-employee director ceases to hold office, or on a date elected by that director prior to November 30 of the following calendar year. For directors subject to payment of U.S. federal tax, the redemption period to elect payout of DSUs commences on the first day of the calendar year following that year in which the non-employee director ceases to be a member of the Board, and ends on November 30 of that same year. However, no redemption will be permitted within the first six months following separation from service by a U.S. taxpayer who is considered a "specified employee". The cash payment at redemption is calculated by multiplying the number of DSUs by the then-current market value of a common share.

Stock Options. In accordance with best practice guidelines, stock option grants to non-employee directors were discontinued after 2008. No future stock option grants to non-employee directors are planned.

18 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

Aggregate Outstanding Option-Based Awards and Share-Based Awards. The following table provides the aggregate number of option-based and share-based awards outstanding for each non-employee director as at December 31, 2010. For further details, including the exercise price and expiration date, of each option-based award outstanding for directors as at December 31, 2010, see Schedule A.

	Option-Based Awards		Share-Based Awards
Name	Aggregate number of securities underlying unexercised options	Aggregate value of unexercised 'in-the-money' options (1) ($)	Aggregate number of shares or share units that have vested (2)	Aggregate market or payout value of share-based awards that have vested (3) ($)

Mel E. Benson	16 000	—	41 842	1 601 712
Brian A. Canfield	80 000	1 541 360	72 236	2 765 194
Dominic D'Alessandro	—	—	14 612	559 347
John T. Ferguson	84 000	1 541 360	65 903	2 522 767
W. Douglas Ford	40 000	470 560	48 500	1 856 580
Paul Haseldonckx	—	—	15 895	608 461
John R. Huff	80 000	1 541 360	71 666	2 743 374
Jacques Lamarre	—	—	14 490	554 677
Brian F. MacNeill	—	—	86 881	3 325 805
Maureen McCaw	—	—	24 901	953 210
Michael W. O'Brien	48 000	712 240	38 868	1 487 867
James W. Simpson	—	—	22 047	843 959
Eira M. Thomas	24 000	—	31 064	1 189 130

	372 000	5 806 880	548 905	21 012 083

(1)
The value of options reflects the 'in-the-money' amount (the difference between the closing price on the TSX of a Suncor common share on December 31, 2010 ($38.28) and the exercise price of the option) of the exercisable and non-exercisable options.

(2)
Includes DSUs issued under the DSU Plan and closed PCCDSU Plan and RSUs issued under the closed PCRSU Plan. All share-based awards held by non-employee directors have vested but cannot be redeemed until they cease to hold office.

(3)
Calculated based on the closing price on the TSX of one Suncor common share on December 31, 2010 ($38.28).

Incentive Plan Awards – Value Vested or Earned During the Year. The following table provides the value of option-based and share-based awards which vested for each of our non-employee directors during the year ended December 31, 2010.

Name	Option-Based awards – Value vested during the year (1) ($)	Share-Based awards – Value vested during the year (2) ($)

Mel E. Benson	—	160 532
Brian A. Canfield	—	160 532
Dominic D'Alessandro	—	160 532
John T. Ferguson	—	249 671
W. Douglas Ford	—	160 532
Paul Haseldonckx	—	160 532
John R. Huff	—	160 532
Jacques Lamarre	—	160 532
Brian F. MacNeill	—	160 532
Maureen McCaw	—	160 532
Michael W. O'Brien	—	160 532
James W. Simpson	—	160 532
Eira M. Thomas	—	160 532

Total	—	2 176 055

(1)
No option held by a non-employee director that vested during 2010 was 'in-the-money' based on the difference between the exercise price of the option and the closing price of a Suncor common share on the day of vesting. For a listing of option-based awards outstanding for each of our non-employee directors as at December 31, 2010, see Schedule A.

(2)
Includes DSUs issued under the DSU Plan, which are granted annually and administered quarterly. Value is based on the average of the day's high and low price of a Suncor common share on the TSX for the trading day immediately preceding the date of each quarterly award ($32.46, $31.67, $33.27, $38.07).

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 19

Director Value at Risk: The following table provides the aggregate equity holdings of our non-employee directors for the year ending December 31, 2010, compared to the year ending December 31, 2009.

	December 31, 2009			December 31, 2010			Net Change During 2010			Total Value at Risk (2)(3)
	Shares	DSUs (1)	Options	Shares	DSUs (1)	Options	Shares	DSUs (1)	Options	($)

Mel E. Benson	17 560	35 253	16 000	17 560	41 842	16 000	—	6 589	—	2 273 909
Brian A. Canfield	14 020	63 242	96 000	30 020	72 236	80 000	16 000	8 994	(16 000)	5 455 720
Dominic D'Alessandro	10 000	6 862	—	10 000	14 612	—	—	7 750	—	942 147
John T. Ferguson	45 785	53 987	100 000	49 483	65 903	84 000	3 698	11 916	(16 000)	5 958 336
W. Douglas Ford	—	40 409	40 000	—	48 500	40 000	—	8 091	—	2 327 140
Paul Haseldonckx	12 020	11 003	—	12 060	15 895	—	40	4 892	—	1 070 117
John R. Huff	42 983	63 388	96 000	43 018	71 666	80 000	35	8 278	(16 000)	5 931 464
Jacques Lamarre	6 280	6 849	—	6 280	14 490	—	—	7 641	—	795 076
Brian F. MacNeill	13 056	81 154	—	13 056	86 881	—	—	5 727	—	3 825 588
Maureen McCaw	7 640	17 176	—	7 693	24 901	—	53	7 725	—	1 247 698
Michael W. O'Brien	51 808	33 705	48 000	51 808	38 868	48 000	—	5 163	—	4 183 317
James W. Simpson	4 736	15 551	—	4 736	22 047	—	—	6 496	—	1 025 253
Eira M. Thomas	4 000	24 555	24 000	4 000	31 064	24 000	—	6 509	—	1 342 250

(1)
Includes DSUs issued under the DSU Plan and closed PCCDSU Plan and RSUs issued under the closed PCRSU Plan.

(2)
Value of shares and DSUs is calculated based on the closing price on the TSX of one Suncor common share on December 31, 2010 ($38.28).

(3)
Value of options reported reflects the 'in-the-money' amount (the difference between the closing price on the TSX of a Suncor common share on December 31, 2010 ($38.28) and the exercise price of the option) of the exercisable and non-exercisable options held as of December 31, 2010.

Looking Ahead to 2011

During 2010, the Board conducted its annual review of compensation for non-employee directors, including the chairman of the Board, based on benchmark data provided by Towers Watson for Suncor's North American energy peers (the same peer group as for Suncor's senior executives). The review indicated that the current level and mix of compensation for non-employee directors, including the chairman of the Board, was appropriate for a company with the size and scope of Suncor. Therefore, the Board determined no changes will be made for 2011.

20 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

EXECUTIVE COMPENSATION
LETTER TO SHAREHOLDERS

To Our Fellow Shareholders:

Your board of directors (the "Board") oversees the overall strategic direction and policy framework for Suncor. The responsibility includes the compensation of our senior executives, with the assistance of the Human Resources and Compensation Committee ("HR&CC").

Through the Compensation Discussion and Analysis ("CD&A") section that follows, our goal is to provide shareholders with information to understand Suncor's compensation philosophy, our approach to senior executive compensation, what our named executive officers are paid and how their level of compensation is determined.

The summary below provides a brief overview of how senior executive compensation aligns with Suncor's strategic goals, our compensation framework and our assessment of the performance and compensation of the President & Chief Executive Officer ("CEO") for 2010.

Alignment of Senior Executive Compensation with Strategic Goals

Suncor is committed to delivering long-term shareholder value, a commitment supported by the merger with Petro-Canada in 2009. The foundation for Suncor's growth strategy is now supported by a larger upstream resource asset base, reduced average production costs, and greater downstream integration. During 2010, very good progress was made in delivering the operating cost synergy benefits of the merger, reducing debt and moving to a "one company" culture. Moving into 2011 and forward, we will be focused on managed, profitable growth to build sustained shareholder value.

Suncor's senior executive compensation policies and programs are designed to support and reinforce goals of safe, reliable operations; environmentally and socially responsible practices; and profitable growth strategies.

Recognizing the context within which Suncor operates, our senior executives are provided with a mix of fixed and at-risk compensation targeted at the median of a group of North American energy company peers. The at-risk component represents a high proportion (over 80% for the CEO) of their total direct compensation, and is spread over the short, medium and long-term.

The design provides the opportunity to increase compensation when above-target business results are achieved while limiting compensation when performance warrants. We believe this pay-for-performance approach with varying performance periods and significant at-risk compensation for senior executives responds to shareholder expectations of a strong link between senior executive pay and long term value creation, providing appropriate incentives to reward strong performance without encouraging undue risk taking.

Compensation Framework

The HR&CC, comprised of non-employee directors and led by Mr. Simpson, accesses advice from Towers Watson and independent advisor Meridian Compensation Partners on design, testing and implementation of senior executive compensation programs, emerging trends and best practices for large energy and large general industry companies in North America. The committee has worked diligently to establish a compensation framework with the key goals of attracting and retaining talented senior executives and aligning management closely with goals of sustained long-term performance.

This compensation structure balances providing the incentive to achieve both short and long-term objectives, by providing a fixed base salary to reflect the value of the role in the market, a short-term incentive award opportunity based on in year performance versus business goals, and mid and long-term incentives that reward senior executives for both absolute shareholder return and shareholder return relative to our North American and international energy peers.

As described in the CD&A, a key responsibility of the Board and HR&CC is to ensure our senior executive compensation programs and policies are aligned with shareholder interests and appropriately limit compensation risks. At Suncor, this is accomplished through the combination of governance practices applied by the Board and the HR&CC, the design of senior executive programs and practices to include thresholds, cap maximums, performance hurdles, meaningful share ownership requirements and the systems, processes, authorities and controls inherent to the business.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 21

2010 CEO Performance and Compensation

The Board evaluated Mr. George's performance as exceptional for the past year. His total direct compensation for fiscal 2010 was $9.6 million. This is up from 2009 when his total direct compensation was $6.9 million. The increase reflects Suncor's 2010 results, the move to a North American peer group for benchmarking senior executive compensation following the merger with Petro-Canada in 2009, and the Board's evaluation of his performance measured against his personal goals for 2010.

The Board believes that the executive leadership team, led by Mr. George, has moved quickly and effectively to leverage operating cost synergies, dispose of non-core assets, and develop a long-term strategy that targets growth well above the historical average of peer companies.

Further information on the 2010 compensation of the named executive officers, including the CEO, can be found beginning on page 33 of our 2011 management proxy circular.

Closing

Your Board, with the support of the HR&CC, is committed to ensuring that Suncor's senior executive compensation continues to be aligned with shareholder interests and enables Suncor's long-term competitiveness.

We believe the compensation structure that is in place for Suncor senior executives is right for our industry, and right for our strategy to build long-term shareholder value. We have always welcomed shareholder feedback on Suncor's business operations, policies and practices including executive compensation. With our first say on pay vote this year, we look forward to your feedback.

Sincerely,

James Simpson Chair of the Human Resources & Compensation Committee	John Ferguson Chairman of the Board

22 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

COMPENSATION DISCUSSION AND ANALYSIS

COMPENSATION PHILOSOPHY

Our executive compensation policies and programs support Suncor's strategic growth and operational excellence goals, which are focused on increasing shareholder value through talented people, reliable operations, sustained performance and profitable growth.

Our philosophy is to compensate executives:

•
based on performance achieved versus goals;

•
competitive with executives in peer companies; and

•
with a mix of fixed and at-risk compensation that enables attracting, engaging and retaining talented executives who have the capability to manage Suncor's operations, assets and financial results to build and sustain long-term shareholder value.

Our compensation programs are designed around pay for performance and competitiveness objectives and are responsive to market changes. Actual rewards under short-, mid- and long-term programs are directly linked to Suncor's business results.

GOVERNANCE

Board of Directors. The Board oversees development of the overall strategic direction and policy framework for Suncor. This responsibility, in part, is discharged with the assistance of Board committees including the Human Resources and Compensation Committee (previously defined as the "HR&CC"). Generally, the committees advise and develop recommendations to the Board. Guidelines relating to Board committees can be found in Schedule C.

Central to the role of the HR&CC is the alignment of executive compensation with the delivery of shareholder value.

The HR&CC assists the Board by:

•
reviewing and approving annually the overall corporate goals and objectives of Suncor relevant to compensation of the CEO, and ensuring that the overall goals and objectives of Suncor are supported by an appropriate executive compensation philosophy and programs;

•
evaluating annually the performance of the CEO against approved goals and criteria, and recommending to the Board the total compensation for the CEO in light of the evaluation of the CEO's performance;

•
reviewing annually in-depth the CEO's evaluation of the other executives' performance and making recommendations for total compensation of the other executives;

•
reviewing annually the succession planning process and results of the process to ensure it is conducted with rigour and provides for an in depth review as it relates to the executive roles, ensuring that a full review of candidates for the president and CEO and senior executive positions is provided to the Board as described in Schedule C;

•
reviewing, on a summary basis, any significant compensation, pension and benefit programs for employees, with consideration to accounting, tax, design, legal, regulatory environment and pay and performance relationship for variable pay; and

•
reviewing executive compensation disclosure and recommending it to the Board for approval before Suncor publicly discloses this information.

All HR&CC members are independent directors. Current HR&CC members are: James W. Simpson (chair), Mel E. Benson, W. Douglas Ford, John R. Huff, Jacques Lamarre and Maureen McCaw.

Executive Compensation Consultants. The HR&CC retains Towers Watson and Meridian Compensation Partners ("Meridian") to provide executive compensation advice to help discharge its mandate.

Towers Watson provides advice to the HR&CC, supports management in the area of executive compensation and provides services in other human resources areas including pensions. Towers Watson has protocols in place to ensure their executive compensation consultants are in a position to provide independent advice.

The HR&CC receives consulting support and information from Towers Watson in the following areas:

•
expertise and advice in the development of compensation policies and programs for executives;

•
periodic updates to the HR&CC on best practices, trends and emerging regulatory or governance matters related to executive compensation; and

•
custom survey work benchmarking Suncor compensation in the marketplace.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 23

The HR&CC retains Meridian as their independent advisor. Meridian's role is to review and provide advice on recommendations and work put forward by management and Towers Watson, and to provide independent compensation advice and perspective to the HR&CC.

The decisions made by the HR&CC may reflect factors and considerations other than the information provided or recommendations made by our compensation consultants. During 2010, Towers Watson and Meridian met with the HR&CC chair and attended relevant sections of HR&CC meetings, as necessary.

Fees paid by Suncor in 2010 to Meridian were $24,390, and to Towers Watson for executive compensation consulting services, were $102,233.

In addition to the fees disclosed above for executive compensation consulting services, Towers Watson assisted Suncor's pension group in certain matters, including, but not limited to, actuarial services and work completed in furtherance of Suncor's new pension plans that were made effective January 1, 2011. Total fees payable to Towers Watson for the foregoing services were $969,552.

OUR APPROACH TO EXECUTIVE COMPENSATION

Pay-for-Performance Philosophy. Suncor maintains a strong pay-for-performance philosophy. Our philosophy is demonstrated in the mix of compensation provided and the way we measure success. Compensation plans and practices are tied to our strategic business objectives. A significant portion of the total compensation of our senior executives is provided in at-risk, incentive-based pay, designed to reward superior business performance and increasing shareholder returns. This is a fundamental part of who we are as an organization. For senior executives, incentive-based pay is designed to reward successful short-, medium- and long-term performance in key business areas such as safety, environment, operating reliability and cash flow, all of which enable the performance results and returns that are important to our shareholders.

Finding the Right Balance. To deliver sustained performance and profitable long-term performance, it is essential that we attract, engage and retain talented, capable executives who can execute on current priorities and help position Suncor for long-term sustained success. To do this, we design our programs to provide an attractive and competitive total compensation opportunity. We believe we provide the right balance through "total direct compensation", consisting of salary, annual incentive and mid- and long-term equity-based incentives, and "indirect compensation", consisting of benefits, retirement-related programs and perquisites. These programs are complimented with excellent career development opportunities and careful succession planning.

Defining Our Marketplace. Suncor's size and business scope are key criteria to defining the marketplace used to establish competitive compensation levels for our senior executives. As the largest energy company in Canada and one of the largest energy companies in North America by market capitalization, Suncor is a Canadian energy leader with the assets, cost structure and financial base to compete globally.

The peer group defined by the HR&CC to benchmark executive compensation in determining competitive compensation levels for Suncor's top 13 executives, including the named executive officers identified on page 27 (the "NEOs" or the "Named Executive Officers"), is energy sector specific and comprised of organizations that are similar to Suncor in terms of size, scope and complexity. Our peer group is comprised of 19 North American based energy companies. For consistency, a similar peer group is used for determining the relative total shareholder return performance of Performance Share Unit ("PSU") grants.

For our top 13 senior executives, including the Named Executive Officers, annual total direct compensation (which includes base salary, annual incentive and annual mid- and long-term incentive grants) is targeted at the median of the following peer group of North American Energy companies:

Canadian	U.S.

Cenovus Energy Inc. Canadian Natural Resources Ltd. EnCana Corporation Enbridge Inc. Husky Energy Inc Imperial Oil Ltd. Nexen Inc. Talisman Energy Inc. TransCanada Corporation	Apache Corporation
Anadarko Petroleum Corporation
Chevron Corporation
Chesapeake Energy Corporation
Conoco Phillips
Devon Energy Corporation
EOG Resources Inc.
Hess Corporation
Marathon Oil Corporation
Occidental Petroleum Corporation

For other executives below the senior executive level, typically vice-presidents, annual total direct compensation is benchmarked to a group of large Canadian energy companies.

24 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

EXECUTIVE COMPENSATION

Executive Share Ownership Guidelines

Suncor strongly believes that executives' interests should be aligned with the interests of Suncor's shareholders. One of the key ways we reinforce the alignment of the interests of executives with shareholders is by requiring Suncor executives to have personal holdings in Suncor shares or share equivalents equal to a multiple of their annual base salary.

Introduced in April 1997, these guidelines visibly align senior management's interests with those of Suncor's shareholders and are supported by competitive benchmark data.

2010 Guidelines. The share ownership guideline level is to be achieved within five years of appointment to an executive position, a promotion to a more senior executive position, or an increase in guideline level and must be maintained. Suncor common shares and DSUs count toward fulfillment of the guidelines. The share ownership guidelines were increased for certain executive levels effective January 2010. The guidelines are based on benchmark data and remain competitive with Suncor's peers at all executive levels.

During 2010, the HR&CC implemented a further hold requirement for the CEO. The CEO must now maintain his share ownership level for one year following his retirement.

As at February 24, 2011, all Named Executive Officers were in compliance with the share ownership guidelines indicated in the table below:

Position	Effective January 1, 2010

CEO	5 × annual salary
Chief Operating Officer ("COO")	4 × annual salary
Executive Vice President ("EVP")	3 × annual salary
Senior Vice President ("SVP") or Chief Financial Officer ("CFO")	2 × annual salary

2011 Guidelines. Guidelines are reviewed and confirmed annually based on compensation survey data. Based on benchmark data for Suncor's North American energy peers, the current share ownership guideline level was determined to be appropriate for 2011.

Total Direct Compensation Components: Base Salary + At Risk Compensation

Suncor's pay for performance compensation philosophy for executives is demonstrated in the mix of target total direct compensation provided. Target total direct compensation, made up of base salary, target annual and mid- to long-term incentives, is designed to reward short-term results and achievement of sustained longer-term performance in key business areas that enable the operational and financial results important to our shareholders.

As displayed in the table below, at-risk compensation represents a significant portion of total direct compensation for executives. The percentage of at-risk versus fixed compensation increases as a portion of total direct compensation, with greater levels of responsibility.

		At Risk Compensation

Position	Base Salary	Annual Incentive	Mid- to Long-Term Incentive

CEO	14%	17%	69%
COO	17%	17%	66%
EVP	22%	17%	61%
SVP	30%	18%	52%

The individual total direct compensation components are outlined below.

Base Salary

At Suncor, base salary represents fixed compensation for discharging job responsibilities and reflects the level of skills and capabilities demonstrated by the executive. A base salary structure is used for executive levels based on external market data and internal comparability. Suncor targets base salary at the median of the market. Annual salary adjustments take into account the market value of the job and the executive's demonstration of capability, sustained performance and potential.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 25

At Risk Compensation

Annual Incentives. Our Annual Incentive Plan ("AIP") provides the opportunity to earn a cash award based on the level of achievement versus annual performance goals.

Awards for business unit executives are based on a combination of performance in three areas: corporate performance, the performance of the executive's business unit and the executive's performance against their personal goals. To support integration and reinforce sustainable overall corporate success, Suncor's AIP is designed so that executives leading a business unit have a higher portion of their incentive opportunity linked to overall corporate performance versus their business unit's results.

Awards for corporate executives are determined based on a combination of performance in three areas: corporate performance, the weighted average of business unit performance and performance against their personal goals.

AIP measures for executives target corporate wide and business unit performance in key areas important to achieving operational excellence and delivering shareholder value. These performance measurement areas include cash flow, safety, environment, reliability (production, cost and asset availability) and people. Specific measures and targets established in each performance area are reviewed and approved by the HR&CC.

Minimum performance thresholds for cash flow from operations must be achieved before a payout or partial payout under the AIP can be made. The minimum threshold performance levels ensure program affordability and that annual incentive payouts are only realized when business results drive shareholder value.

AIP Performance Category Weightings. The following table displays the weightings within the AIP for each of the components referenced above and the maximum payout that may be achieved.

AIP Component	Description	Weight At Target		Maximum Payout

Corporate	Performance vs. key corporate wide measures such as cash flow	20%		2x target or 40%
Business Unit	Performance vs. business unit measures aligned to operational excellence goals (1)	60%	(2)	2x target or 120%
Personal	Performance vs. personal goals	20%		3x target or 60%

Total		100%		220% (3)

(1)
Operational excellence goals are in four key areas critical to business performance: safety, environment, reliability and people. Performance measures under each of the four areas are a combination of common company wide measures and business unit specific measures. The combination of measures ensures alignment to company goals and achievement of goals important to the success of each business unit.

(2)
For the leader of a business unit, the 60% target weight for the business unit component is based on 30% on the performance of their business unit and 30% on the weighted average performance of all business units of Suncor.

(3)
The total weighted average of the maximum payout opportunities (40% + 120% + 60%).

Mid- and Long-Term Incentives. Our executives and other senior management participate in mid- and long-term incentive plans that are based on the market value of our common shares. 2010 equity grants consisted of stock options and PSUs. The target value of the annual equity grants was split 50% on stock options and 50% on PSUs. The direct link to share price growth and share price performance compared to our peers reinforces alignment with shareholder interests.

The following is a brief description of Suncor's annual mid- and long-term incentive plans for executives:

•
Suncor Stock Option Plan ("SOP") – provides for annual stock option grants which vest over three years and have a seven year term; and

•
Performance Share Unit Plan ("PSU Plan") – provides for annual PSU grants with payout based on relative total shareholder return ("TSR").

See "Summary of Incentive Plans" beginning on page 39 for a description of these plans.

Looking Ahead to 2011:

•
The HR&CC approved a 2.5% increase to the salary structure for executives based on competitive benchmarking. The structure increase ensures that the target level for executive base salaries remains near the median of our peer group of companies.

•
No changes were made to AIP target levels, expressed as a percentage of base salary, for executives.

•
Mid- and long-term incentive award target values were increased for the CEO, COO and EVP levels to align target total direct compensation with the median of our peer group.

26 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

2011 Mid- to Long-Term Incentive Grants. Effective February 7, 2011, the Board approved the grant of options and PSUs to the Named Executive Officers, shown in the table below, and to certain other eligible employees under the terms of the SOP and the PSU Plan. The grant price of the options was $41.24 per option, which was based on the average of the high and low market price on the TSX of Suncor common shares on February 4, 2011. Each option granted to an executive was awarded with an associated limited appreciation right ("LAR", further details of which are on page 37).

	Options	PSUs

R.L. GEORGE President & Chief Executive Officer	412 800	137 590
B. DEMOSKY Chief Financial Officer	80 000	26 640
S.W. WILLIAMS Chief Operating Officer	200 000	66 600
B.J. JACKMAN Executive Vice President, Refining & Marketing	90 000	29 970
J.K. BAILEY Executive Vice President, Oil Sands Ventures (1)	80 000	26 640

(1)
Effective January 31, 2011, Mr. Bailey was assigned to a newly-created position as Executive Vice President, Oil Sands Ventures. Prior to January 31, 2011, Mr. Bailey was Executive Vice President, Oil Sands.

MANAGING RISK AND LINK TO COMPENSATION

Suncor's executive compensation policies and programs support behaviors that align with the long-term interests of the company and its shareholders. While the energy business by its nature requires some level of risk-taking to achieve returns in line with shareholder expectations, we have strategies and structures within our policies and programs to limit risk.

General:

•
Suncor has a formal risk management system that involves the Board, committees and management.

•
In the normal course of business, we have financial controls that provide limits and authorities in areas such as capital and operating expenditures, divestitures, marketing and trading transactions to mitigate risk taking that could affect compensation.

•
Suncor has a multi-year strategic plan that balances investment risk and reward, and assesses company and industry risks up-front to enable planning, risk mitigation and decision-making.

Specific:

•
Total direct compensation for executives provides an appropriate balance between base salary and at-risk variable compensation. For our Named Executive Officers, emphasis is not focused on one compensation component, but is spread across short-, mid- and long-term programs to support and balance sustained short-term performance and long-term profitable growth.

For our Named Executive Officers, typically 70% or more of their total direct compensation is variable based on company, business unit and individual performance and the remaining 30% or less is base salary. Of the 70% or more of variable compensation, approximately 75% or more is mid- and long-term focused and 25% or less is short-term. The weighting towards mid- to long-term compensation mitigates the risk of too much emphasis on short-term goals at the expense of long-term sustainable performance. More information on the pay mix for executives is provided on page 25.

•
Annual goals, results and payouts are reviewed and stress-tested by the HR&CC. These checks and balances help mitigate the risk of paying more than performance warrants.

•
Suncor's total compensation for executives is regularly benchmarked against a peer group of companies of similar size and scope as approved by the HR&CC. This ensures that compensation is competitive with peers and aligned with Suncor's philosophy.

•
Our annual cash incentive program for all salaried employees is designed to inherently limit risk. The fund available to provide annual cash bonus payments is determined based on a scorecard for each business unit with consistent measurement areas critical to Suncor's success. The measurement areas are safety, environment, reliability and people. An overall threshold for

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 27

  payouts under the program is in place based on a minimum cash flow level requirement. Payouts under the program are capped at 220% of target. The use of a number of key performance measurement areas and the threshold for bonus payments under the annual program diversifies the risk under any one performance area.

•
Our mid-term PSU Plan rewards relative TSR performance over three years versus our peers. The three year performance period deters short-term focused decision making. There is no payout if performance is in the bottom quartile, with a cap of 200% of target for relative TSR performance at the very top of the peer group.

•
Stock options vest over three years and have a seven year term reinforcing the goal of building and sustaining long-term value in line with shareholder interests.

•
Suncor executives must achieve specific share ownership levels based on a multiple of their annual salary. A substantial ownership level in the company helps align executive interests with those of shareholders. The share ownership guidelines are found on page 25 and range from 2 × salary for senior vice presidents to 5 × salary for the CEO. In addition, in 2010 the HR&CC introduced a further requirement for the CEO to maintain his share ownership requirement level through the first year following retirement.

•
The HR&CC has discretion in assessing performance under executive compensation programs to adjust metrics or the payouts based on results and events, and have used the discretion to lower payouts under certain programs in the past.

COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

2010 Performance of the President & CEO

Following the successful completion of Suncor's merger with Petro-Canada in 2009, a key focus in 2010 was to fully integrate business operations, realize capital cost and operating synergy benefits and align the new company under a common culture and long-term strategy to best leverage its combined assets. While this work was critical, the Board observes that reliability and operating performance of existing assets was equally critical to shareholder value during this period of significant change across the organization.

While many of the expected benefits of the merger are longer-term and can only be measured as the company's strategic growth plans are implemented, capital cost savings and operating synergies offer two important metrics to assess performance. The initial capital cost savings target of $1 billion per year has been met and is reflected in Suncor's ten-year growth plan. Operating synergies, which had originally been targeted at $300 million per year, are now expected to reach $800 million per year in 2012. The majority of operating synergies, which include supply-chain economies, integrated logistics and workforce rationalization, were in place by year-end 2010.

While completing the essential foundational work of the merger was central to Mr. George's accomplishments in 2010, he also continued to lead and deliver results against other elements of his annual performance objectives. The Board evaluated Mr. George's performance as exceptional for 2010.

The following is a summary for each of the key performance areas.

Financial and Operating Results achieved during 2010. Operational results were strong and largely on target. A 280,000 bpd target was established early in the year following a February fire at the company's oil sands facility and subsequent repair period. The production target was met with annualized production of 283,000 bpd and was within the original cash operating cost guidance.

Production in Suncor's International and Offshore and Natural Gas businesses is difficult to compare directly against targets, as both business divisions executed divestitures of a number of non-core assets. However, production from continuing assets has largely been at or above management targets. Proceeds from asset divestitures were approximately $3.5 billion at year-end, subject to closing adjustments, at the high end of a target range of $2.5 to $4 billion. While some refinements in Suncor's asset portfolio are still expected, the divestiture plans announced at the time of the merger are essentially complete.

With the exception of the February 2010 fire at the company's oil sands facilities, operational reliability was strong, showing improvement over the course of the year at Oil Sands, with strong full-year performance in the company's international, offshore and refining operations. These results reflect the efforts of Mr. George, working with Steve Williams, Suncor's chief operating officer, to advance well-defined processes focused on operational excellence, with specific goals to improve reliability, workforce efficiency and engagement, personal and process safety and environmental performance.

While Suncor is among the energy industry's top safety performers, Mr. George, with Mr. Williams, oversaw initiatives to make continued advances in process safety management through the corporate environment, health and safety organization and targeted engagement of third party experts. Efforts also continued on strengthening personal safety, resulting in improved safety performance.

Overall financial performance for 2010 was good, but the Board notes there is room for improvement that underlines the necessity for continued focus on operational excellence in the base businesses. Net earnings of $3.57 billion were up substantially from 2009 net earnings of $1.15 billion. Operating earnings, which exclude one-time impacts such as those

28 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

related to asset divestitures, were $2.73 billion in 2010 compared to $1.28 billion in 2009. Cash flow from operations increases were similarly substantial, at $6.66 billion in 2010 compared to $2.8 billion in 2009. While these results were impressive, they would have been even better absent the fire noted above. The financial impact of this event was carefully considered by the Board in its deliberation on CEO compensation.

Net debt at year-end 2010 was $11.1 billion. This level is within target of two-times cash flow from operations, and in line with our budget for the year. Expected proceeds from the strategic agreement with Total Exploration and Production Canada Ltd. ("Total") which is expected to close in the first quarter of 2011, should bring net debt in line with longer-term targets.

Strategic Planning to Support Future Shareholder Value. Entering into 2010, economic conditions remained unstable, driving a prudent approach to capital investment during the year. Growth spending was directed primarily to expanding the company's Firebag in situ oil sands operations based on its estimated return on investment, potential to deliver nearest-term cash flow, and to take advantage of the less restricted labour and material markets. Construction of naphtha treatment facilities to add value to existing oil sands production volumes and a biofuels production plant were restarted for similar reasons. These projects were part of the company's growth portfolio that had been placed in "safe mode" during the difficult economic circumstances of 2008 and 2009.

With regard to the balance of Suncor's growth opportunities, Mr. George and Suncor's leadership team committed to shareholders to complete a review of assets and develop a long-term plan designed to support steady growth through future economic cycles. The Board believes that the ten-year oil sands focused strategy outlined in December strikes an ambitious, but appropriate, plan to grow shareholder value. The strategic agreement with Total, assuming that it closes, brings a strong partner to the table and reduces risk to Suncor associated with periods of intense capital spending.

Leadership on Policy, Social and Environmental issues. With some of the organizational demands of the merger lessening in 2010, leadership efforts on policy issues were stepped up. We have seen an escalation in the policy debate – in Canada and internationally – related to issues of energy, economy and environment, with particular regard to oil sands development. As a company that is the largest single oil sands operator, among the largest North American energy companies and one of Canada's largest investors in renewable energy, Suncor has an important long-term stake in this conversation.

In support of this goal, Mr. George continued to advance dialogue about a national sustainable energy strategy for Canada that recognizes its close integration with the United States of energy systems. Major speaking events, media engagement and meetings with senior business and government leaders on behalf of the company were all increased from the previous year. Mr. George also met with key government and industry leaders in the regions of the company's international operations to support existing relationships and ongoing stability of economic factors related to those operations.

In leadership roles outside Suncor in 2010, Mr. George was an active member of the Canadian Association of Petroleum Producers oil sands CEO task group, working with other industry CEOs to provide leadership and direction on improving the industry's engagement with policy-makers, non-governmental advocates and the Canadian public on social and environmental issues related to oil sands development. He also provided early support in the formation of the Energy Policy Institute of Canada, mandated with providing research and analysis to support improved energy and environmental policy. He also continues to play an active role on the Canadian Council of Chief Executives, supporting and providing input to the recommendations tabled by the organization for a national energy strategy.

While leadership on policy, social and environmental issues requires a large degree of engagement with key business, governmental and non-governmental groups, it must be underpinned by demonstrated performance. Suncor's landmark reclamation of the oil sands industry's first tailings pond, the deployment of new Suncor-developed tailings reclamation technology and the company's leadership position in collaborative efforts with other oil sands operators on environmental technology, all support this goal and form part of the Board's performance assessment. Stewardship of specific environmental targets related to energy efficiency and air, water and land management will help guide assessments going forward.

Talent Management. The merger of Suncor and Petro-Canada placed additional emphasis on this key performance area. Work in the early part of 2010 involved considerable focus on bringing employees together in a unified and clear culture. These efforts have been supported by ongoing leadership engagement sessions with the full breadth of Suncor staff. In addition, nearly all senior to mid-level leaders participated in the Suncor University program, which is designed to ensure continued improvement in management performance, entrenchment of Suncor's values, promotion of cross-functional thinking and development of future senior leadership succession candidates.

Senior leadership "bench strength" remains strong with members of the Executive Leadership Team showing significant breadth and depth of experience across all portfolios.

The Board expects a continued strong focus on a culture that fosters attraction, development and retention of employees in key operating positions. Suncor's growth plans and growing competition in a recovering economy will make this a critical measure going forward.

Effective Relationship with the Board of Directors. As stewards of shareholder interests, the independent members of the Board must have a close working relationship with executive leadership. Mr. George has kept the Board fully and transparently

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 29

informed on issues of financial, operational and strategic importance and has ensured that senior executives and technical experts are also available to the Board.

2010 Compensation of the President & CEO

Base Salary. Base salary is the only portion of the CEO's total direct compensation that is not at-risk and therefore not directly tied to corporate performance and shareholder value.

The base salary level for the CEO is reviewed annually by the HR&CC and any change in the salary level is recommended to the Board. The CEO did not receive an increase in base salary in 2010. Changes to the CEO's salary are made based on comparison to benchmark information for president and chief executive officer positions at the median of our North American energy peer group of companies and the demonstrated capability of the CEO.

Annual Incentive. The CEO's actual 2010 annual incentive payout was $2,577,000. This payout level is 147% of his annual incentive opportunity at a target of $1,750,000 or 125% of his salary. The payout amount was determined based on the combination of company performance versus corporate measures, the weighted average performance of the Business Units and the CEO's personal performance as evaluated by the Board. Corporate and Business Unit performance results versus annual goals were reviewed and approved by the HR&CC.

Personal Performance Evaluation. In preparation for evaluating the CEO's 2010 personal performance, a detailed assessment is completed by all independent Board members focused on seven key performance areas: Strategic Planning, Financial Results, Leadership, Succession Planning and Management Development, Government, Environment and Social Relations, Board Relations and Achievement of Merger Synergies.

The independent Board member evaluation, along with the CEO's performance against his personal goals was collected, reviewed by the chairman of the Board and the chair of the HR&CC and a performance rating for the year was determined. The CEO's performance was rated exceptional by the Board for 2010. The CEO's performance in 2010 is described under "2010 Performance of the President and CEO" on page 28.

2010 AIP Award Calculation. The following table displays the AIP components and calculation of the CEO's 2010 AIP award.

AIP Component	Performance Area	Performance Area Weighting % (at target) (1) [A]	Performance Factor % (2) [B]	AIP Target % (3) [C]	Award Payout % (4) [D]	2010 Base Salary (5) [E]	2010 Award Payout (6)(7)
					(B × C)		(D X E)

Corporate Performance	Cash Flow From Operations, Merger Synergies Achieved	20%	27%	125%	33%	$1,400,000	$467,000
Weighted Average of the Business Units' Performance	Safety, Environment, Reliability, People	60%	81%	125%	101%	$1,400,000	$1,410,000
Personal Performance	Board Assessment of CEO (8)	20%	40%	125%	50%	$1,400,000	$700,000

Total (7)		100%	147%	125%	184%	$1,400,000	$2,577,000

(1)
Target weighting reflects the portion of the AIP Target tied to each AIP performance component.

(2)
Performance Factor % is the target weighting multiplied by the score for the actual performance component versus the goals for each performance area.

(3)
AIP Target is the CEO level AIP Target derived from benchmark data expressed as a per cent of annual salary.

(4)
Award Payout % is the result of multiplying the Performance Factor % by the AIP target %.

(5)
CEO's base salary for 2010.

(6)
2010 Award Payout is the result of multiplying the annual salary by the award payout %. For information, the total AIP award at target for Mr. George was $1,750,000 ($1,400,000 X 125%).

(7)
Totals are rounded.

(8)
The Board assesses the CEO's performance in key performance areas (e.g. strategic planning) and CEO performance versus personal goals.

Mid- to Long-Term Incentive. Mid- to long-term incentive awards reward performance in relation to increases in Suncor's common share price and to achieving specific performance thresholds. The target value of the equity award granted to the CEO is based on benchmark data for Suncor's peer group at the median. The HR&CC reviews competitive data and market practice with regard to equity plans, and approves amendments as they deem appropriate to meet Suncor's executive compensation philosophy. The previous grant of option-based awards is taken into account by the HR&CC when considering new grants. The 2010 equity award recognizes the CEO's performance for the year, as determined by the Board. Fifty per cent of the 2010 equity award value is provided in stock options and the other fifty per cent is provided in PSUs. The PSUs provide for focus on relative and absolute share price performance. The stock options and PSUs awarded are contingent upon future performance which, if not achieved, will reduce or negate the actual value of these awards.

30 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

For details on Mr. George's 2010 equity award and total compensation for 2010, see the "Summary Compensation Table" on page 33.

2010 Compensation of Other Named Executive Officers

Base Salary. After a review of salary levels for the NEOs, other than Mr. George, versus salaries at the median of our peer group for positions with similar scope and responsibility, assessing the executive's position in the salary range for their level and the executive's demonstrated capability in their role, Mr. Demosky, Mr. Bailey and Mr. Williams received base salary increases in 2010 of 15%, 8% and 8% respectively. Mr. Jackman did not receive a base salary increase.

Annual Incentive Awards for Other Named Executive Officers. Similar to the CEO, in addition to Corporate and Business Unit performance components of the AIP each at 20% and 60% respectively, the other NEOs established personal goals that represent 20% of the AIP award at target.

The following table summarizes the Corporate, Business Unit and Personal Performance Factors for each of the NEOs, other than Mr. George, and the resulting total overall performance payout factor:

Executive	Corporate Performance Factor (20%)	Business Unit Performance Factor (60%)	Personal Performance Factor (20%)	Payout Factor Total (1)

B. Demosky	27%	81%	38%	146%
S.W. Williams	27%	81%	42%	149%
B.J. Jackman	27%	93%	31%	151%
J.K. Bailey	27%	73%	28%	128%

(1)
Payout Factor Total equals the sum of the Corporate Performance Factor, Business Unit Performance Factor and the Personal Performance Factor.

Based on the performance payout factors for the NEOs listed above, the AIP awards were calculated as follows:

	2010 Base Salary ($)	AIP Target	Payout Factor	2010 AIP Award (1)(2) ($)

B. Demosky	410,000	60%	146%	360,000
S.W. Williams	770,000	100%	149%	1,150,000
B.J. Jackman	750,000	75%	151%	850,000
J.K. Bailey	520,000	75%	128%	500,000

(1)
2010 AIP Award equals 2010 Base Salary multiplied by AIP Target multiplied by Payout Factor.

(2)
Award amounts are rounded.

The CEO reviews the AIP award recommendations for the other NEOs with the HR&CC. The HR&CC may adjust the recommendations at their discretion. The HR&CC adjusted the 2010 AIP award for one NEO following their review.

Mid- to Long-Term Incentives:

Mid- to long-term incentive awards reward performance in relation to increases in Suncor's common share price and to achieving specific performance thresholds. The target value of the equity awards is based on benchmark data for Suncor's peer group at the median of the market. The 2010 equity awards recognize the performance of each NEO (other than Mr. George) for the year, as recommended by the CEO to the HR&CC. Fifty per cent of the 2010 equity award value was provided in stock options and fifty per cent of the value in PSUs. The PSUs provide for focus on relative and absolute share price performance. The stock options and PSUs awarded anticipate future performance which, if not met, will reduce or negate the actual pay-out value of these awards.

For details on the 2010 equity awards and total compensation of the other NEOs for 2010, see the "Summary Compensation Table" on page 33.

Long-Term Shareholder Value and Executive Compensation. Suncor's common shares closed at $38.28 on the TSX on December 31, 2010, an increase of approximately 2.9% over the year before.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 31

The Board recognizes that in an industry subject to commodity price cycles, Suncor's focus is on long-term shareholder value growth. From 2005 to 2010, Suncor's share price increased by approximately 8%. The following performance graph shows Suncor's total cumulative shareholder return for the past five years.

PERFORMANCE GRAPH (1)(2)

($)

(1)
The graph reflects the total cumulative return, assuming the reinvestment of all dividends, of $100 invested on December 31, 2005 in each of Suncor common shares, the S&P/TSX Composite (TRIV) Index and the S&P/TSX Energy (TRIV) Index.

(2)
The year-end values of each investment shown on the graph are based on share price appreciation plus dividend reinvestment.

Compensation levels for the Named Executive Officers over the period 2005 to 2010 are generally consistent with the trend of total return on investment charted for Suncor in the performance graph, reflecting the high proportion of at-risk compensation for the Named Executive Officers. Total direct compensation for the Named Executive Officers consisting of base salary, annual incentive payment and the value of the annual equity award is used for the comparison over the period.

A significant portion of compensation is equity-based and the value is directly related to share price performance in the current economic environment. While the Named Executive Officers generally experienced value growth for 2005, the downturn in the market and the resulting decline in the Suncor share price has resulted in option awards for 2006, 2007 and 2008, including the Suncor SunShare 2012 Plan (the "SunShare 2012 Plan") performance options granted in 2007, having no cash value if exercised at December 31, 2010. In addition, the 2006, 2007 and 2008 three year term PSU awards have not paid out as the threshold level of performance was not achieved.

The total direct compensation for the Named Executive Officers in 2010 totals $20.7 million and represents less than one per cent (0.6%) of net earnings of $3,571 million for 2010.

The HR&CC annually reviews a broader analysis of the total compensation earned and accruing to the president and CEO since his appointment and relates it to the TSR during the same period. In its last review, the HR&CC related the total accrued compensation earned by the president and CEO up to December 31, 2010 to both the absolute increase in market capitalization, and the relative increase in market capitalization versus a relevant index, over the same period and found it to be reasonable.

COMPENSATION DISCLOSURE OF NAMED EXECUTIVE OFFICERS

Aggregate Equity Holdings of Named Executive Officers. The following table sets forth the aggregate equity holdings of our Named Executive Officers for the year ending December 31, 2010, compared to the year ending December 31, 2009.

	As of December 31, 2009					As of December 31, 2010

Name	Shares	DSUs (1)	PSUs (1)(2)	Options	RSUs (3)	Shares	DSUs (1)		PSUs (1)(5)	Options	RSUs (3)

R.L. GEORGE	412 648	417 548	175 780	2 800 000	41 970	412 847	422 496		208 750	2 866 300	35 470
B. DEMOSKY	3 246	—	19 400	108 736	8 584	5 325	—		30 703	153 736	7 784
S.W. WILLIAMS	28 194	—	81 740	814 000	28 970	31 940	13 399	(4)	93 836	944 000	17 650
B.J. JACKMAN	5 950	120 202	98 739	1 024 000	—	5 950	121 633		95 462	877 400	—
J.K. BAILEY	13 990	—	40 230	323 200	14 230	16 396	—		50 901	398 200	10 630

32 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

	Net change during 2010					Total Value at Risk

Name	Shares	DSUs	PSUs	Options	RSUs	Value (6)(7)(8) ($)	Multiple of Salary

R.L. GEORGE	199	4 948	32 970	66 300	(6 500)	89 036 661	64
B. DEMOSKY	2 079	—	11 303	45 000	(800)	2 214 513	5
S.W. WILLIAMS	3 746	13 399	12 096	130 000	(11 320)	18 001 661	23
B.J. JACKMAN	—	1 431	(3 277)	(146 600)	—	19 968 998	27
J.K. BAILEY	2 406	—	10 671	75 000	(3 600)	5 972 554	11

(1)
PSUs and DSUs include dividend reinvestment. PSUs include grants made under the Petro-Canada Performance Share Unit Plan (the "PCPSU Plan"). See "Summary of Incentive Plans – Closed Plans" on page 41.

(2)
PSUs at December 31, 2009 adjusted to exclude 2007 PSUs that matured December 31, 2009.

(3)
Includes grants under the RSU Plan and/or the closed SunShare 2012 Plan. For 2010, excludes grants under the closed SunShare 2012 Plan that matured December 31, 2010.

(4)
Mr. Williams elected to receive 100% of his 2009 AIP award in DSUs.

(5)
Excludes PSUs granted in 2008 under the PSU Plan that matured December 31, 2010.

(6)
Value of Suncor common shares, RSUs and DSUs is calculated based on the closing price of Suncor's common shares on the TSX on December 31, 2010 ($38.28).

(7)
Value for PSUs which have not matured is projected at a 100% payout based on the closing price of Suncor's common shares on December 31, 2010 ($38.28).

(8)
Value of options is calculated based on the 'in-the-money' amount (the difference between the closing price on the TSX of a Suncor common share on December 31, 2010 ($38.28) and the exercise price of the option) of the exercisable and non-exercisable options held as of December 31, 2010.

Summary Compensation Table. The following table sets forth information concerning compensation paid to our Named Executive Officers for the years ended December 31, 2010, 2009 and 2008.

					Non-equity incentive plan compensation ($)
Name and Principal Position	Year	Salary (1) ($)	Share-Based awards (2)(3) ($)	Option-Based awards (3)(4) ($)	Annual (5)	Long-Term	Pension Value (6) ($)	All Other Compensation (7)(8) ($)	Total Compensation ($)

R.L. GEORGE	2010	1 400 000	2 829 228	2 830 212	2 577 000	—	(772 100)	201 425	9 065 765
President and	2009	1 301 269	2 578 017	1 166 200	1 800 000	—	2 831 500	180 641	9 857 627
Chief Executive Officer	2008	1 277 308	3 091 904	2 520 461	900 000	—	(527 400)	160 606	7 422 879

B. DEMOSKY	2010	401 327	415 638	415 800	360 000	—	311 000	23 490	1 927 255
Chief Financial Officer	2009	302 731	421 228	154 350	191 475	—	244 400	20 904	1 335 088
	2008	269 308	247 908	424 773	100 000	—	54 900	14 601	1 111 490

S.W. WILLIAMS	2010	761 327	1 200 732	1 201 200	1 150 000	—	855 400	102 662	5 271 321
Chief Operating Officer	2009	685 961	1 516 180	557 375	758 746	—	1 300 200	103 959	4 922 421
	2008	683 711	1 434 828	1 130 976	300 000	—	599 600	107 629	4 256 744

B.J. JACKMAN	2010	750 000	576 372	576 576	850 000	—	176 600	31 154	2 960 702
Executive Vice President	2009	747 115	696 730	731 566	571 792	—	159 300	37 356	2 943 859
Refining and Marketing	2008	765 192	754 074	919 035	815 000	—	279 000	40 821	3 573 122

J.K. BAILEY	2010	513 692	692 730	693 000	500 000	—	161 900	102 598	2 663 920
Executive Vice President	2009	448 058	694 896	282 975	410 169	—	996 200	92 509	2 924 807
Oil Sands (9)	2008	389 231	773 539	533 174	120 000	—	1 047 300	114 225	2 977 469

(1)
There were 27 pay periods in 2008 compared with 26 pay periods in 2009 and 2010.

(2)
For Messrs. Bailey, Demosky, George and Williams, the amount includes the grant date fair value of PSUs and RSUs for 2008 & 2009. For Mr. Jackman, 2008 and 2009 values adjusted to include the grant date fair value of PSUs awarded under the closed PCPSU Plan. For all Named Executive Officers, the amount includes the grant date fair value of PSUs granted under the PSU Plan for 2010.

(3)
The grant date fair value for compensation purposes is calculated using Towers Watson's Binomial valuation methodology. The HR&CC uses the binomial valuation methodology in making its decisions regarding long-term incentive grant levels since it is applied consistently in its consultant's competitive market analyses.

      For compensation purposes, the value of the 2010 share-based awards reflects the number of PSUs issued under the PSU Plan multiplied by the grant date fair value price based on the parameters as outlined below. This varies from the accounting fair value which is based on a mark-to-market valuation of a Suncor common share at the end of each financial quarter, which was $33.03 at the end of the first quarter of 2010.

Year	Term	Vesting	Performance Range	Employee Turnover	Dividend Equivalents	Grand Date Fair Value

2010	3 years	3 year Cliff	0 - 200	5%	Yes	25.80

      For compensation purposes, the value of the 2010 option-based awards with tandem stock appreciation rights ("TSARs") issued under the SOP reflects the number of options multiplied by the grant date fair value. This varies from the accounting fair value which is based on a mark-to-market valuation of a Suncor common share at the end of each financial quarter, which was $33.03 at the end of the first quarter of 2010. The accounting value uses a mark-to-market approach as options were granted with TSARs.

Year	Dividend Yield	Volatility	Term	Expected life	Vesting	Risk-Free Rate (over term)	Turn over	Grant Date Fair Value

2010	0.6%	28%	7 years	4.5 years	3 year ratable	3.7%-3.9%	5%	9.24

      For 2009, the share-based award methodology used for compensation purposes considered the same parameters as for 2010 with slightly different assumptions: for PSUs issued under the PSU Plan and the PCPSU plan, 0-150 performance range and no dividend equivalents for grants under the PSU Plan; and for RSUs issued under the RSU Plan and SunShare 2012 Plan, performance and dividend equivalent were not applicable. The methodology used for accounting purposes was the same as for 2010. For 2009, the grant date fair values/accounting fair values per unit were as follows: PSUs $18.13/$28.14 (issued under PSU Plan), PSUs $15.75/$33.87 (issued under PCPSU Plan), RSUs $21.07/$28.14 (issued under RSU plan), RSUs $34.98/$37.21 (merger related) and RSUs $29.96/$37.40 (issued under SunShare 2012 Plan). The option-based award methodology used for compensation purposes for 2009 considered the same parameters as for 2010 with slightly different assumptions: options issued under the Suncor Executive Stock Plan ("ESP") (see "Summary of Incentive Plans – Closed Plans" on page 41) were based on a 0.4% dividend yield, 29% volatility and 6 year expected life; options issued under the Petro-Canada Employee Stock Option Plan ("PCSOP") (see "Summary of Incentive Plans – Closed Plans" on page 41) were based on a 1.7% dividend yield, 33% volatility, 6 year expected life and 4 year ratable vesting. For option-based awards, excluding units granted under the PCSOP, the methodology for accounting purposes was the Black-Scholes method with slightly different assumptions: 0.9% dividend yield, 47% volatility, 4.5 year expected life, 3 year straight line vesting and 2.3% risk-free rate. For accounting purposes, grant date fair values under the PCSOP are based on market-to-market valuation of a Suncor common share at the end of each financial quarter as options were granted with TSARs. For 2009, the grant date fair values/accounting fair values per option were as follows: ESP $8.58/$10.28 and PCSOP $5.44/$33.87.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 33

      For 2008, share-based award methodology for compensation and accounting purposes used the same parameters as for 2009. The grant date fair values/accounting fair values per unit were as follows: PSUs $35.16/ $49.61 (issued under PSU Plan), PSUs $36.63/$44.72 (issued under PCPSU Plan) and RSUs $46.40/$49.61 (issued under SunShare 2012 Plan). The option-based award methodology for compensation and accounting purposes, with the exception of grants under the SunShare 2012 Plan, used the same parameters as for 2009 with very similar assumptions. The grant date fair values/accounting fair value per option were as follows: ESP $16.16/$15.67 and PCSOP $9.57/$44.72. For grants under the SunShare 2012 Plan the assumptions included 0.3% dividend yield, 27% volatility, 7 year term, and performance which included the achievement of 2 share price hurdles and a 50% probability of achieving relative TSR criteria. For accounting purposes, the methodology applied was the same as in 2009 using Black Scholes methodology. The grant fair value/accounting value per option under the SunShare 2012 Plan was $9.87/$12.45.

(4)
For Messrs. Bailey, Demosky, George and Williams, includes the grant date fair value of options granted under the closed ESP and closed SunShare 2012 Plan. For Mr. Jackman, the value includes options granted under the closed PCSOP. For all Named Executive Officers, includes options granted under the SOP for 2010.

(5)
Awards under the AIP for 2010 performance were paid in 2011. Similarly, awards for 2009 and 2008 were paid in the year following the year in which they were earned.

(6)
The pension value reflects the compensatory change as disclosed in the "Defined Benefit Plans" and, where applicable, the "Defined Contribution Plans" tables as disclosed on page 36.

(7)
Amounts reported as All Other Compensation include perquisites, other taxable benefits and other annual compensation. Mr. George's other annual compensation for 2010 includes $27,338 for financial planning and $27,204 for personal use of aircraft; for 2009, includes $21,970 for financial planning and $23,066 for a leased automobile; for 2008, includes $20,850 for financial planning and $19,545 for a leased automobile. Mr. Williams' other annual compensation includes a $40,000 perquisite allowance for 2010, 2009 and 2008. Mr. Bailey's other annual compensation includes a $35,000 perquisite allowance for 2010 and 2009; for 2008, includes a $35,000 perquisite allowance and $37,478 for personal use of aircraft. For Messrs. George, Williams, Demosky and Bailey, the value includes Suncor contributions to the Suncor Savings and Benefits Plans. Suncor contributes up to 7.5% of employee basic earnings to these plans on a matching basis. For Mr. Jackman, these amounts represent the Corporation's contributions under the Petro-Canada Capital Accumulation Plan, Health Care Spending Account and Benefits. Except for Messrs. Bailey, George and Williams, the aggregate amount of perquisites and other personal benefits did not exceed the lesser of $50,000 and 10% of the total of the annual salary and annual incentive for each Named Executive Officer.

(8)
All Other Compensation for 2008 and 2009 adjusted to exclude notional dividend reinvestment as dividends have been factored into the grant date fair value of the awards.

(9)
Effective January 31, 2011, J.K. Bailey was assigned to a newly-created position as Executive Vice President, Oil Sands Ventures.

Aggregate Outstanding Share-Based Awards and Option-Based Awards. The following table sets forth the aggregate option-based awards and share-based awards outstanding for each of our Named Executive Officers as at December 31, 2010. For further details, including the exercise price and expiration date, of each option-based award outstanding for Named Executive Officers as at December 31, 2010, see Schedule B.

	Option-Based Awards		Share-Based Awards
Name	Aggregate number of securities underlying unexercised options	Aggregate value of unexercised 'in-the- money' options (1) ($)	Aggregate number of shares or units of shares vested and outstanding		Aggregate market or payout value of share- based awards vested and outstanding (3) ($)	Aggregate number of shares or units of shares that have not vested (4)	Aggregate market or payout value of share-based awards that have not vested (5)(6) ($)

R.L. GEORGE	2 866 300	47 710 989	422 496		16 173 147	244 220	9 348 742
B.DEMOSKY	153 736	537 390	—		—	38 487	1 473 282
S.W. WILLIAMS	944 000	11 998 400	13,399	(2)	512,914	111 486	4 267 684
B.J. JACKMAN	877 400	11 430 836	121 633		4 656 111	95 462	3 654 285
J.K. BAILEY	398 200	2 989 508	—		—	61 531	2 355 407

(1)
Calculated based on the difference between the market price of Suncor common shares as at December 31, 2010 ($38.28) and the exercise price of the options and stock appreciation rights ("SARs"). This value assumes 100% vesting of all performance-based options granted under the closed SunShare 2012 Plan.

(2)
Mr. Williams elected to receive 100% of his 2009 AIP award in DSUs.

(3)
Calculated based on the market price of Suncor common shares as at December 31, 2010 ($38.28). Includes DSUs granted under the closed SPIP and the closed Petro-Canada Deferred Share Unit Plan (Eligible Employees of Petro-Canada) (the "PCDSU Plan") which were held by the Named Executive Officers as at December 31, 2010. See "Summary of Incentive Plans – Closed Plans". DSUs cannot be redeemed until a Named Executive Officer ceases to be an employee.

(4)
Includes share units granted under the PSU Plan, RSU Plan, closed SunShare 2012 Plan and closed PCPSU Plan which were held by the Named Executive Officer as at December 31, 2010. For Messrs, Bailey, Demosky, George and Williams, excludes RSUs & PSUs issued in 2008 that matured on December 31, 2010.

(5)
Calculated based on the market price of Suncor common shares as at December 31, 2010 ($38.28). This assumes 100% payout of all PSUs granted under the PSU Plan, SunShare 2012 RSUs and RSUs granted under the RSU Plan.

(6)
For Messrs, Bailey, Demosky, George and Williams, excludes RSUs & PSUs (valued at $36.95 and $0 respectively) issued in 2008 under the closed SunShare 2012 Plan and PSU Plan that matured on December 31, 2010 and paid out in January of 2011.

Incentive Plan Awards – Value Vested or Earned During the Year. The following table sets forth the value of option-based awards and share-based awards that vested during the year ended December 31, 2010, and the value of non-equity incentive plan compensation earned during the year ended December 31, 2010, for each Named Executive Officer.

Name	Option-Based awards – Value vested during the year (as at vesting date) (1) ($)	Share-Based awards – Value vested during the year (2)(3) ($)	Non-equity incentive plan compensation – Value earned during the year (4) ($)

R.L. GEORGE	624 689	240 175	2 577 000
B. DEMOSKY	82 680	29 560	360 000
S.W. WILLIAMS	298 571	390 300	1 150 000
B.J. JACKMAN	406 896	426 452	850 000
J.K. BAILEY	151 580	133 020	500 000

(1)
For Messrs. Bailey, Demosky, George and Williams, one-third of each of the options that were granted under the closed ESP in 2007, 2008 and 2009 vested during 2010. For Mr. Jackman, a quarter of each of the options that were granted under the closed PCSOP in 2006, 2007, 2008 and 2009 vested during 2010.

(2)
Suncor issued PSUs to Messrs. Bailey, Demosky, George and Williams in 2008 that matured December 31, 2010, but did not generate a payment based on performance over the term of the plan. Mr. Jackman was issued PSUs under the closed PCPSU Plan that matured February 26, 2010 and did generate a payment based on performance over the term of the plan.

34 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

(3)
For Messrs, Bailey, Demosky, George and Williams, values include RSUs issued in 2008 under the closed SunShare 2012 Plan that matured December 31, 2010 at a value of $36.95 each and were paid out in January of 2011.

(4)
Refers to annual incentive payouts under the AIP paid in February, 2011, for recognition of performance in 2010.

Suncor Retirement Arrangements. The Suncor Energy Pension Plan is a registered pension plan that provides retirement income to Suncor employees, including Messrs. George, Demosky, Bailey and Williams. Retirement income is based on a combination of a defined benefit pension payment, including an employee-paid benefit feature, and a defined contribution account balance. Effective January 1, 2011, the Suncor Energy Pension Plan was amended such that retirement income may be based entirely on a defined contribution account balance or a combination as described, depending upon the employees' eligibility. Messrs. George, Demosky, Bailey and Williams continue to participate in the combination provision of the plan.

In addition to the pension under the Suncor Energy Pension Plan, certain executive officers may receive supplemental retirement payments under the terms of the Supplemental Executive Retirement Plan ("SERP"). Under the terms of the SERP, any new participants must be approved by the HR&CC, which consists entirely of independent members of the Board.

The SERP is a non-registered supplemental retirement arrangement designed, in conjunction with the registered plan, to attract mid-career executives with a competitive career-based pension that features an up-front accrual balanced by a cap. This attraction element is coupled with retention features that a) require that an executive provide 5 years of service to be entitled to SERP benefits, which is 3 years more than the service required under the registered plan; and b) limit service to Suncor-related experience only, both for vesting and benefit accrual purposes. All of the Named Executive Officers, with the exception of Mr. Jackman, are members of the SERP.

•
The executive's pension is based on the executive's remuneration times a combined accrual rate of 5% times the number of years of executive employment plus the Suncor Energy Pension Plan defined benefit pension formula percentage (1% per year times the number of years of credited service) relating to credited service prior to becoming an executive, limited to a combined maximum accrual rate of 50%. The pension increases by an additional 1.5% of the executive's remuneration for executive employment earned, generally after the executive completes 25 years of credited service.

•
Credited service commences at the date of entry into the Suncor Energy Pension Plan and includes executive employment. Executive employment commences at the date of entry into the SERP. Generally, there is no recognition of credited service for non-Suncor related employment.

•
Executive remuneration is an annualized amount of the average salary plus target bonus for the best consecutive 36 months of the last 180 months of continuous service.

•
Five years of executive employment including, where applicable, the period of notice of termination or payment in lieu of such notice, are required for rights under the SERP to vest. Executive officers with less than five years of executive employment are not eligible to receive supplemental retirement payments under the SERP except in the event of a change in control, or a loss of employment upon or after the occurrence of certain specified events.

•
SERP payments for retirement prior to age 60 will be reduced by 5/12 th of 1% for each month that the executive officer retires before age 60; no reduction is applied for retirement after age 60.

•
The normal form of payment on retirement, and the basis on which benefits in the table under "Defined Benefit Plans" are computed is: for married employees, joint and survivor, with 50% to the non-member surviving spouse; for single employees, for life, with five years guaranteed, which was amended in 2011 to provide a ten year guarantee period.

•
A portion of retirement income is payable by the Suncor Energy Pension Plan, including both the defined benefit and defined contribution components, and a portion is payable under the SERP. Canada Pension Plan payments are in addition to payments under the Suncor pension plans.

•
Trust arrangements have been established to provide for the long-term funding of Suncor's non-U.S. taxpayer SERP obligations.

Petro-Canada Retirement Arrangements. The Petro-Canada Retirement Plan is a registered pension plan that provides retirement income to certain Suncor employees who worked for legacy Petro-Canada prior to the merger, including Mr. Jackman. The defined benefit provision of the Plan has been closed to new entrants since July 1, 1996; Mr. Jackman continues to participate in this portion of the plan.

In addition to his pension under the Petro-Canada Retirement Plan, Mr. Jackman is also entitled to receive supplemental retirement payments under the terms of his individual retiring allowance agreement. Under his retiring allowance agreement, the normal retirement benefit for Mr. Jackman equals 2% per year of credited service to a maximum of 35 years, multiplied by the average of the highest 36 consecutive months of base salary in the final 120 months of service. At age 65, the benefit is reduced by an adjustment equal to 50% of the total of Canada/Quebec Pension Plan plus Old Age Security benefits, pro-rated for years of service less than 35.

Early retirement under Mr. Jackman's individual retirement allowance agreement requires our consent for commencement before age 65. In the event of early retirement, the normal retirement benefit is reduced by 0.25% for each month that the

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 35

executive officer retires before age 60; no reduction is applied for retirement after age 60. Normal and early retirement benefits are indexed annually for Mr. Jackman to 50% of the Consumer Price Index, commencing after age 60 subject to a maximum indexing adjustment of 5% for any year. The normal form of payment on retirement for Mr. Jackman, if married, is joint and survivor, with 50% to the non member surviving spouse; subject to a minimum of 60 monthly payments. Mr. Jackman's pension obligation is secured by a Letter of Credit held by a trust.

Defined Benefit Plans. The following summarizes the retirement income of each of the Named Executive Officers under the Defined Benefit provisions of Suncor's pension arrangements.

			Annual benefits payable (1)
Name	Number of years credited service (2)		As at December 31, 2010 ($)		At age 65 ($)	Accrued obligation as at January 1, 2010 (3) ($)	Compensatory change (4) ($)	Non- compensatory change (5) ($)	Accrued obligation as at December 31, 2010 (3) ($)

R.L. GEORGE	30		1 465 882		1 639 227	19 549 889	(773 690)	3 330 812	22 107 011
B.W. DEMOSKY	5	(6)	62 578	(7)	234 792	457 784	309 410	96 120	863 314
S.W. WILLIAMS	9		543 137		625 562	6 147 781	853 810	990 746	7 992 337
B.J. JACKMAN	28		410 000		446 600	5 921 500	176 600	466 600	6 564 700
J.K BAILEY	22	(6)	350 050		507 786	4 761 076	160 310	236 018	5 157 404

(1)
Represents the estimated annual pension, excluding any employee paid ancillary benefits, where applicable, that would be received by the Named Executive Officer upon retirement at age 65 based on actual or projected pensionable service to the stated date and actual pensionable earnings at December 31, 2010.

(2)
Credited service includes 11 years of service with an affiliated Suncor company for determining the additional 1.5% accrual rate applicable after 25 years of service for Mr. George; and 10 years of industry service granted to Mr. Jackman at date of hire.

(3)
The accrued obligation is the estimated value of the pension obligation to the date indicated using the actuarial assumptions and methods that are consistent with those used in determining pension liabilities as disclosed by Suncor in the consolidated financial statements. The methods and assumptions used to determine the estimated amounts may not be identical to those used by other companies and as a result may not be directly comparable to the amounts disclosed by other companies.

(4)
Compensatory change represents the increase (decrease) in the pension liability for 2010 related to the annual service cost, compensation changes higher (lower) than assumptions and the impact of plan changes, if any. This amount may fluctuate significantly from year-to-year as changes in compensation impact the pension obligation for all years of credited service.

(5)
Includes items such as interest on the obligation and the impact of changes in the discount rate assumption.

(6)
For Messrs. Demosky and Bailey, credited service reflects executive employment plus 3 and 14 years, respectively, of service accrued under the Suncor Energy Pension Plan prior to becoming an executive.

(7)
For Mr. Demosky, the amount represents the total pension accrued under SERP. Only a portion of this benefit relating to the registered and supplemental plans is vested at December 31, 2010.

Defined Contribution Plans. Under the Suncor Energy Pension Plan, applicable to Messrs. George, Demosky, Bailey and Williams, Suncor makes contributions to the defined contribution accounts for all employees of 1% of basic earnings, plus up to an additional 1.5% of basic earnings on a 50% matching basis, subject to maximum contribution levels. Effective January 1, 2011, for employees participating only in the defined contribution provision, Suncor makes contributions to the Defined Contribution Accounts of 5% to 9% of basic earnings depending upon years of service with the company, plus up to an additional 2.5% of basic earnings on a 50% matching basis, subject to maximum contribution levels.

Under the Suncor Energy Pension Plan, employees may invest the balance of their accounts in a broad range of investment funds made available by the plan; an employee's investment return is based upon the market returns earned by each fund in which the employee has chosen to invest his contributions. At retirement, employees may transfer the balance of their accounts to a pension account as prescribed by law or the company may purchase an annuity on behalf of the employee.

The following table summarizes the defined contribution accounts of the Named Executive Officers.

Name	Accumulated value as at January 1, 2010 ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value as at December 31, 2010 ($)

R.L. GEORGE	39 079	1 590	1 755	42 424
B.W. DEMOSKY	18 043	1 590	1 730	21 363
S.W. WILLIAMS	13 624	1 590	1 061	16 275
J.K. BAILEY	115 986	1 590	9 704	127 280

36 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

TERMINATION CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

Termination Contracts. Suncor has termination contracts with each of the Named Executive Officers. Except for Mr. Jackman, such individuals are compensated based on their remuneration, in the event of termination ("Termination Event") by Suncor, other than for just cause, and by the individual within 120 days following a constructive dismissal event.

Should a Termination Event occur, the termination contracts provide a 24-month notice period for Messrs. Bailey and Demosky and a 30-month notice period for Messrs. George and Williams. Cash payments are provided for base salary and targeted annual incentive during the notice period, for SOP and ESP options which, but for the Termination Event, would have become exercisable during the notice period, and for PSUs and RSUs that would pay out during the notice period based on a performance factor calculated as at the date of termination, if applicable. Unless the individual is an eligible retiree, unvested options and share units granted under the SunShare 2012 Plan are, respectively, cancelled and forfeited. The foregoing individuals receive credited service under the SERP for the notice period.

Upon a Termination Event occurring, the notice period for Mr. Jackman is the lesser of 30 months or 65 minus his age. A lump sum payment equal to base salary as of the date of termination is provided, as well as annual incentive over the notice period and the value of his mid- or long-term incentives, which are equal to the lesser of the value of the grant of options to him in February 2000 and the value of the options granted to him in 2001 and in each successive year thereafter. For the purpose of calculating Mr. Jackman's retirement benefit, service is increased by the notice period and he is deemed to have earned the base salary as of the termination date for the duration of the notice period.

Suncor's termination contracts with Messrs. Bailey, Demosky, George and Williams are "double trigger" and do not provide for voluntary termination on a change of control. Stock options under the SOP, ESP, Suncor Key Contributor Stock Option Plan (the "SKCSO Plan") and SunShare 2012 Plan (collectively, the "Suncor Plans"), that are granted but not yet exercisable, become immediately exercisable in the event of a change of control of Suncor. In addition, PSUs and RSUs will vest in the event of a change of control subject to Suncor performance measured at the change of control date. Under the SOP, a change of control generally includes a transaction or series of transactions whereby any person or combination of persons, acting jointly or in concert, beneficially owns, directly or indirectly, or exercises control or direction over, 35% or more of the outstanding voting securities of Suncor or its successor.

Executive officers with less than five years of executive service may become eligible to receive supplemental retirement payments under the SERP in the event of a change in control of Suncor, after the occurrence of certain specified corporate changes, or for certain executives, after a substantial decrease in such executive's responsibilities. In addition, Suncor has entered into certain trust arrangements for non-U.S. taxpayers to secure its obligations under the SERP upon a change in control of Suncor.

Mr. Jackman does not have a change of control clause in his termination contract. Pursuant to the terms of the SOP and PSU Plan, under a change of control, Mr. Jackman's 2010 stock options would become immediately exercisable and Mr. Jackman's 2010 PSUs would vest subject to performance measurement at the change of control date.

Limited Appreciation Rights. Executives, including the Named Executive Officers, key employees and certain Board members (who hold stock options prior to grants to directors being discontinued after 2008), have LARs attached to their options issued under the Suncor Plans. LARs provide the holders an opportunity to realize the value, if any, of their options under the Suncor Plans upon occurrence of a change of control (as explained above) transaction affecting Suncor. In that circumstance, option holders may be unable to exercise their options prior to completion of a change of control transaction due to securities regulatory requirements or internal Suncor policies.

LARs represent a right attached to each option held by the LARs holder, exercisable upon completion of a change of control transaction, to receive a cash payment from Suncor under a pre-determined formula based on Suncor's share price, upon surrender of a related option.

LARs are generally issued annually at Suncor's discretion, have an 18-month term (unless a replacement LAR is issued, in which case the LAR continues in effect under the terms of the replacement LAR), and attach to all options held by the holder during the term of the LAR. Upon the exercise or expiry of any option, the attached LAR is cancelled.

Generally, LARs terminate and are of no further effect upon termination of employment, retirement, death or entitlement to long-term disability benefits. However, the Board has the discretion to permit the exercise of LARs in the manner and on such terms as it may authorize.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 37

Termination and Change of Control Benefits

The table below shows the incremental amounts that would be paid to the Named Executive Officers if any of them had been terminated on December 31, 2010:

Type of Termination	Base Salary ($)	Short-term Incentive (1) ($)	Long-term Incentive (2) ($)	Pension ($)	Total Payout ($)

R.L. GEORGE
Resignation	—	—	3 336 399	—	3 336 399
Retirement	—	—	3 336 399	—	3 336 399
Termination (Without Cause)	3 500 000	4 375 000	3 336 399	6 016 406	17 227 805
Termination (Change of Control) (3)	3 500 000	4 375 000	12 567 658	6 016 406	26 459 064

B. DEMOSKY
Resignation	—	—	—	—	—
Retirement (4)	—	—	—	—	—
Termination (Without Cause)	820 000	492 000	1 726 483	—	3 038 483
Termination (Change of Control) (3)	820 000	492 000	1 927 974	722 767	3 962 741

S.W. WILLIAMS
Resignation	—	—	—	—	—
Retirement (4)	—	—	—	—	—
Termination (Without Cause)	1 925 000	1 925 000	5 555 254	3 590 896	12 996 150
Termination (Change of Control) (3)	1 925 000	1 925 000	5 700 718	3 590 896	13 141 614

B.J. JACKMAN
Resignation	—	—	401 232	—	401 232
Retirement	—	—	401 232	—	401 232
Termination (Without Cause)	1 875 000	1 863 993	781 590	—	4 520 583
Termination (Change of Control) (3)(5)	1 875 000	1 863 993	1 646 984	—	5 385 977

J.K. BAILEY
Resignation	—	—	—	—	—
Retirement (4)	—	—	—	—	—
Termination (Without Cause)	1 040 000	780 000	2 842 253	1 130 408	5 792 661
Termination (Change of Control) (3)	1 040 000	780 000	3 140 811	1 130 408	6 091 219

(1)
Short-Term Incentives include incremental annual bonus entitlement.

(2)
Long-Term Incentives include the incremental value of the aggregate outstanding option-based and share-based awards held and 'in-the-money' that vest as a result of the termination or change of control action.

(3)
Assumes involuntary termination on change of control.

(4)
Messrs. Bailey, Demosky and Williams are not eligible for retirement as of December 31, 2010.

(5)
For Mr. Jackman, long-term incentive treatment under a change of control does not apply to grants issued prior to 2010.

38 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

None of the directors, executive officers or senior officers of Suncor, persons who served as directors, executive officers or senior officers at any time during 2010, or their respective associates, were at any time during the year, excluding routine indebtedness, indebted to Suncor or its subsidiaries, either in connection with the purchase of Suncor securities or otherwise.

SUMMARY OF INCENTIVE PLANS

The following table sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2010.

	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options ($)	Number of securities remaining available for future issuance under option plans (excluding securities reflected in column (a))

Equity compensation plans approved by security holders	61 315 604	32.14	18 853 889
Equity compensation plans not approved by security holders	6 167 103	40.97	–

Total	67 482 707	32.95	18 853 889

The numbers shown under "Equity compensation plans approved by security holders" refer to the SOP, ESP, the SunShare Performance Stock Option Plan (the "SPSO Plan"), the PCSOP and the SunShare 2012 Plan. The numbers shown under "Equity compensation plans not approved by security holders" refer to the SKCSO Plan, which was approved by the Board of Directors in 2004 and closed effective July 31, 2009.

Suncor Energy Stock Option Plan. The Suncor Energy Stock Option Plan (previously defined as the "SOP") provides for the grant of options to purchase Suncor common shares, as well as the grant of Stock Appreciation Rights (previously defined as "SARs") and LARs.

Options entitle the holder to purchase shares at a price not less than the Market Value (as defined below) of the shares on the date of grant. Where SARs are granted on a stand alone basis, each SAR entitles the holder to receive, upon exercise, payment equal to the difference between the Market Value of a share on exercise and the Market Value of a common share on the date of grant. The options and SARs generally have a term of seven years. A tandem SAR, which may be granted with an option, entitles the holder to receive, upon exercise, a payment equal to the difference between the Market Value of a Suncor common share on exercise and the exercise price of the related option. The "Market Value" under the SOP is the simple average of the high and low prices at which shares were traded in one or more board lots on the TSX on the day prior to the grant date or exercise date, as the case may be. Due to legislative changes in 2010 under the Income Tax Act (Canada), Suncor no longer will grant SARs or tandem SARs to Canadian employees.

Performance Share Unit Plan. PSUs may pay out at a value between 0% and 150% (for grants prior to January 1, 2010) or 0% and 200% (for grants after January 1, 2010) of face value contingent upon Suncor's performance relative to a peer group of companies over a three year period. The peer group is chosen based on criteria approved by the HR&CC. Specifically, the peer group for grants prior to January 1, 2010 includes large oil and gas production companies in Canada and the United States and all Canadian integrated oil and gas companies. The peer group for grants after 2010 includes North American and International Energy companies. The peer group is adjusted as appropriate and approved by the HR&CC for each annual grant. The 2007 PSU grants under the PSU Plan did not meet minimum threshold to pay out; 49 percent of the 2007 PSU grants under the PCPSU Plan met the minimum threshold to pay out.

Performance and the corresponding payout, if any, is measured by reference to Suncor's total shareholder return ("TSR") relative to its peer group. The PSU Plan was amended in 2009 to provide for dividend reinvestment for grants after January 1, 2010.

Vesting for grants of PSUs up to and including the 2007 grant occurs as follows:

Percentage of PSU Vesting at End of Three-Year Performance Period	Total Shareholder Return Performance Period Compared to Peer Group

Nil	Suncor TSR less than the 25th percentile of the peer group.
50%	Suncor TSR greater than or equal to the 25th percentile of the peer group TSRs, and less than the 50th percentile of the peer group TSRs.
100%	Suncor TSR greater than or equal to the 50th percentile of the peer group TSRs, and less than the 75th percentile of the peer group TSRs.
150%	Suncor TSR greater than or equal to the 75th percentile of the peer group TSRs.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 39

Vesting for grants of PSUs awarded after January 1, 2008 was changed to more explicitly recognize performance between the 25th and 75th percentiles of the peer group occurs as follows (as approved by the Board on July 24, 2008):

Percentage of PSU Vesting at End of Three-Year Performance Period	Total Shareholder Return Performance Period Compared to Peer Group

Nil	Suncor TSR less than the 25th percentile of the peer group.
50% to 150% (payout is based on actual interpolated position between the percentiles)	Suncor TSR greater than or equal to the 25th percentile of the peer group TSRs, and less than the 75th percentile of the peer group TSRs.
150%	Suncor TSR greater than or equal to the 75th percentile of the peer group TSRs.

Vesting for grants of PSUs awarded after January 1, 2010 were changed to a maximum payout of 200% of target as follows (as approved by the Board on November 13, 2009):

Percentage of PSU Vesting at End of Three-Year Performance Period	Total Shareholder Return Performance Period Compared to Peer Group

Nil	Suncor TSR less than the 25th percentile of the peer group.
50% to 200% (payout is based on actual interpolated position between the 25th percentile and the top performing company)	Suncor TSR greater than or equal to the 25th percentile.

At the end of the three-year performance period, relative TSR is measured, the payout value is determined and, if applicable, subsequently paid to participants in cash. The final value is based on the number of vested PSUs multiplied by the common share price as determined under the PSU Plan provisions.

PSUs do not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. Upon payout, executives must use the cash payout, or other cash resources, to purchase Suncor common shares on the open market toward satisfying any unmet share ownership guidelines.

Restricted Share Unit Plan. The RSU Plan was established in January 2009 by the HR&CC. RSUs may be granted to key employees, senior managers and executives of Suncor as part of their competitive compensation in order to increase the retention aspects of the overall equity programs, as well as to further align participants with shareholder interests.

Each RSU is a right to a cash payment, equivalent in value to one Suncor common share based on the value of Suncor's average share price for the last 20 trading days of the restricted period. Awards under the RSU Plan are administered by the HR&CC. RSUs do not not count towards the assessment of executive share ownership levels for purposes of the share ownership guidelines. The RSU Plan was amended in 2009 to provide for dividend reinvestment for grants after January 1, 2010.

40 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

Closed Plans. The following table provides the key terms of the Suncor incentive plans that are closed to new grants (the "Suncor Closed Plans").

Year Approved	Plan Name (1)	Award Type (2)	No. Outstanding at February 24, 2011 (% of outstanding shares)	Balance Allocated to SOP Aug. 1, 2009	Vesting Schedule		Expiry (3)	Performance Conditions

1992	Suncor Executive Stock Plan (ESP)	Option	6 951 342 (0.44%)	2 168 732	1/3 per yr over 3 yrs		10 years	No
1997	Suncor Special Performance Incentive Plan (closed March 31, 2002) (SPIP)	DSU	980 190	—	—		—	No
1997	Petro-Canada Restricted Share Unit Plan (Non-Employee Directors of Petro-Canada) (closed Dec. 31, 2003) (PCRSU)	RSU	52 093	—	—		—	No
2000	Petro-Canada Deferred Share Unit Plan (Eligible Employees of Petro-Canada) (PCDSU) (4)	DSU	399 807	—	—		—	No
2002	Suncor SunShare Performance Stock Option Plan (SPSO)	Option	10 177 891 (0.65%)	—	Vested	(5)	April 29, 2012	Yes (6)
2004	Petro-Canada Performance Share Unit Plan (PCPSU)	PSU	206 549	—	3 yrs		—	Yes (7)
2004	Petro-Canada Employee Stock Option Plan (PCSOP)	Option	21 021 155 (1.34%)	6 063 015	1/4 per yr over 4 yrs		7 years	No
2004	Suncor Key Contributor Stock Option Plan (SKCSO)	Option	6 086 100 (0.39%)	2 094 650	1/3 per yr over 3 yrs		10 years	No
2007	Suncor SunShare 2012 Plan (SunShare 2012 Plan)	Option	13 865 032 (0.88%)	5 615 984	Price Targets	(8)	September 27, 2014	Yes (9)
		RSU	838 630	—	July 31, 2012		—	No
2007	Petro-Canada Stock Appreciation Rights Plan (PCSAR) (10)	SAR	9 720 096	—	1/4 per yr over 4 yrs		7 years	No
2008	Petro-Canada Resticted Share Unit Plan (Eligible Employees of Petro-Canada)	RSU	672 801	—	3 yrs		—	No
2008	Petro-Canada Deferred Share Unit Plan (Eligible Employees of Petro-Canada) (11)	DSU	253 033	—	—		—	No
2009	Petro-Canada Deferred Share Unit Plan (Non-Employee Directors of Petro-Canada) (PCCDSU) (12)	DSU	80 686	—	—		—	No

(1)
All plans closed effective August 1, 2009, unless otherwise noted.

(2)
Option grants may include associated LARs.

(3)
Period of time from grant date until maximum expiry. Where no period indicated, maximum expiry is same as vesting schedule.

(4)
Eligible employees (as that term is defined in the plan) could elect to have their bonus payable in the next calendar year in DSUs.

(5)
100% of options vested in recognition of the performance criteria described in footnote 6.

(6)
The performance criteria for maximum vesting included achievement of Suncor-wide targets for return on capital employed ("ROCE") with maximum vesting at 15% average annual ROCE over the 2003 to 2008 period, and a doubling of share price from the $13.82 grant price by April 2008 (achieved June 2005). The interim targets, namely the achievement of a 40% rise in share price concurrent with TSR superior to the TSR of the S&P 500, and the achievement of 15% ROCE for 2003 to 2004, were achieved on October 5, 2004 and December 31, 2004 respectively.

(7)
PSUs under the PCPSU are a form of mid-term incentive that rewards participants for Petro Canada's performance against specific performance standards. The Compensation Committee used its discretion to select and attach performance standards to PSUs. Relative Total Shareholder Return is the measure that was employed from 2004.

(8)
On May 12, 2008 we achieved the first share price target of the SunShare 2012 Plan. See footnote 9 for details.

(9)
The performance criteria include aggressive share price and TSR targets that align employee performance with shareholders' interests. Specifically, the performance criteria for 100% vesting of the SunShare 2012 Options include two common share price tagets and relative TSR performance in the top quartile among a peer group of companies. TSR is a measure of return on investment that includes both capital gains and dividends over the measurement period.

(10)
The PCSAR Plan provides a cash payment to participants equal to the appreciation in Petro Canada's share price between the date the SARs were granted and the date the SARs are exercised. All SARs are non-transferable and non-assignable, and exercisable on terms determined by the Compensation Committee in its discretion at the time the SARs were granted. The exercise price per SAR cannot be less than the closing price of the common shares on the TSX on the day preceding the day the SAR was granted.

(11)
Employees (as that term is defined in the plan) could receive DSUs at the discretion of the Management Resources and Compensation Committee.

(12)
Members (as that term is defined in the plan) could elect to have all or a portion of their annual board retainer and meeting fees in DSUs.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 41

Aggregate Potential Dilution. The aggregate potential dilution of all issued, outstanding and authorized options under Suncor stock option plans was 5.2% at February 24, 2011. Suncor has no other equity compensation plans involving newly issued securities.

2010 Grant Rate (Run Rate): Stock options granted under the SOP plan in 2010 of 4,297,040 totaled less than 1% (approximately 0.3%) of shares outstanding at the end of 2010.

Additional Terms of Equity Compensation Plans:

•
The SOP, SunShare 2012 Plan and ESP contain an amendment provision providing that the Board may amend, modify or terminate the plans if and when it is advisable at the discretion of the Board without shareholder approval except for those amendments specifically requiring shareholder approval as mandated by the respective plans including: (a) an increase in the number of securities reserved under the plans; (b) a reduction in an exercise price, or cancellation and reissue of options which benefits any option holder (other than as may be permitted by the TSX); (c) an amendment that extends the term of an award beyond its original expiry; (d) allowing awards granted under the plans to be transferable or assignable other than for normal estate settlement purposes; (e) any amendment that increases the maximum number of options available for annual grants to non-employee directors.

•
The PCSOP contains an amendment provision providing that the HR&CC may amend the plan: (a) to make formal, minor or technical modifications to any of the provisions; (b) to change any of the provisions provided the change is not materially prejudicial to the interests of the option holders; or (c) to correct any ambiguity, defective provisions, error or omissions in the provisions of the plan provided that the rights of the option holders are not prejudiced by the correction. Subject to the obtaining of any required regulatory or other approvals, any other amendment is only effective after it has been approved by option holders, in accordance with the plan.

•
No one person or company is entitled to receive more than 5% of the common shares reserved for issuance on exercise of the options available for grant under the SOP and the Suncor Closed Plans.

•
All or any portion of an option, or LAR granted under any of the ESP, SPSO, SKCSO and SunShare 2012 Plan (collectively, the "Legacy Suncor Plans"), or any entitlement to receive an option or LAR, is non transferable and no assignment, encumbrance or transfer, whether voluntary, involuntary, by operation of law or otherwise, shall vest any interest or right in such option or LAR in any assignee or transferee. Immediately upon any assignment or transfer, the option or LAR shall terminate, be cancelled and of no further effect. However, an option and the right to exercise it may transfer to a participant's heirs and legal personal representative in death.

•
The exercise price of each option granted under the SOP and the Legacy Suncor Plans cannot be less than the fair market value of a common share at the time of grant.

•
Options granted under the SOP and the Legacy Suncor Plans, but not yet exercisable, become immediately exercisable in the event of a change of control of Suncor.

•
The SOP and the Legacy Suncor Plans provide for adjustments to be made for the effect of certain events, including but not limited to, subdivision, consolidation, reorganization or other events which necessitate adjustments to the options in proportion with adjustments made to all common shares.

•
The aggregate number of common shares which may be reserved for issuance under the SOP and all other security-based compensation arrangements of Suncor, must not, within any one-year period be issued, or at any time under such arrangements be issuable, to insiders of Suncor (as defined in the TSX Manual) in an amount exceeding 10% of Suncor's total issued and outstanding securities.

•
Pursuant to the SOP, in the event of an employee's involuntary termination (other than for cause, death, disability or retirement) or voluntary termination of employment, unvested options expire immediately and vested options expire no later than three months from such termination. Vested options expire one year after termination of employment due to death or disability and no later than three years after termination of employment due to retirement. In the event of involuntary termination for cause, all options expire on the date of such termination.

•
Pursuant to the ESP and the SKCSO, in the event of an employee's involuntary or voluntary termination of employment, unvested options expire immediately and vested options expire no later than six months from such termination. Vested options expire one year after termination of employment due to death or disability and no later than three years after termination of employment due to retirement.

•
Pursuant to the SPSO Plan and the SunShare 2012 Plan, all unvested options are cancelled on cessation of employment for any reason other than death, retirement or disability. Vested options expire in these circumstances six months from cessation of employment, unless the employee is terminated for cause in which case the vested options also expire immediately. Upon termination of employment due to death, unvested options expire one year from the employee's death and 18 months from the employee's death if they vest during the first year after the employee's death. Pursuant to the SPSO Plan, upon retirement or disability, options vest on a pro-rated basis, based on active service and achievement of performance criteria and expire

42 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

  one year from date of vesting. Pursuant to the SunShare 2012 Plan, upon retirement or disability, options may vest on a pro-rated basis based on active service. Any options that have not vested within one year of retirement shall be cancelled and be of no further force and effect.

•
Pursuant to the PCSOP, unless otherwise determined at the time of grant, in the event of (a) the death of an option holder, all options shall immediately vest with one year to exercise or until the normal expiry date if earlier, (b) voluntary retirement of an option holder, all options held shall immediately vest upon the date of retirement and may be exercised after vesting for up to three years after retirement or until the normal expiry date, if earlier, (c) the termination without cause of the option holder's employment, options vested on the effective date of the termination may be exercised within the earlier of 90 days of the effective date of termination or the normal expiry date and all other options expire immediately, and (d) termination with cause of the option holder's employment or voluntary resignation (other than at retirement), all options expire immediately.

•
Pursuant to the PCSAR (for employees residing outside the European Economic Area ("EEA")), unless otherwise determined at the time of grant, in the event of (a) death of a SARs holder all rights immediately vest with one year to exercise or until the normal expiry date if earlier, (b) voluntary retirement all rights continue to vest on the original schedule and may be exercised after vesting for up to four years after retirement or until the normal expiry date, if earlier, (c) the termination without cause of the SARs holder's employment, rights that are vested on the effective date of termination may be exercised during the following 90 days or until the normal expiry date, if earlier, and all other SARs expire immediately and (d) the termination with cause of the SARs holder's employment or voluntary resignation (other than at retirement) all rights expire immediately.

•
Pursuant to the PCPSU (for employees residing outside of the EEA), unless otherwise determined at the time of grant, in the event of a) death of a PSU holder the award is prorated based on the portion of the performance period employed, b) voluntary retirement, or termination or retirement of the PSU holder's employment without cause, the PSU holder may, at management discretion, receive a prorated award based on the portion of the performance period employed, and c) the termination or retirement with cause of the PSU holder's employment or voluntary resignation all unpaid awards (earned or unearned) are forfeited.

DIRECTORS' AND OFFICERS' INSURANCE

Under policies purchased by Suncor, approximately US$150 million of insurance is in effect for the directors and officers of Suncor against liability for any actual or alleged error, misstatement, misleading statement, act, omission, neglect or breach of duty in discharging their duties, individually or collectively. Suncor is also insured under these policies in the event it is permitted or required by law to indemnify individual directors and officers.

The policies are subject to certain exclusions, and provide for a corporate deductible of US$10 million in circumstances where Suncor indemnifies individual directors and officers. If Suncor is unable by law to indemnify individual directors and officers, including in an event of insolvency, there is no deductible. In 2010, Suncor paid premiums of approximately US$1.4 million for directors and officers insurance for the 11-month period ending July 1, 2011.

CORPORATE GOVERNANCE

The Board is committed to maintaining high standards of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

Suncor is a Canadian reporting issuer. Our common shares are listed on both the TSX and the New York Stock Exchange ("NYSE"). Accordingly, our corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the "SEC Requirements"). NYSE corporate governance requirements are generally not applicable to non-U.S. companies. However, Suncor has reviewed its practices against the requirements of the NYSE applicable to U.S. domestic companies ("NYSE Standards"). Based on that review, Suncor's corporate governance practices in 2009 did not differ from the NYSE Standards in any significant respect, with the exceptions described in Schedule C under the heading, "Compliance with NYSE Standards".

Suncor's Statement of Corporate Governance Practices ("Statement") this year is based on the Canadian Requirements, as set out in National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the "CSA Guidelines"). This Statement has been approved by the Board, on the recommendation of its Governance Committee.

Suncor's Statement can be found in Schedule C.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 43

SCHEDULE A: DIRECTORS' OUTSTANDING OPTION-BASED AWARDS

The following tables provide details of options held by directors as at December 31, 2010, other than Richard L. George, Suncor's president and chief executive officer, and the fiscal year-end option values.

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

Mel E. Benson	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—
	July 31, 2007	4 000	47.34	July 31, 2017	—
	July 29, 2008	4 000	55.86	July 29, 2018	—

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

Brian A. Canfield	Apr. 18, 2001	16 000	10.67	Apr. 18, 2011	441 760
	Apr. 26, 2002	16 000	14.07	Apr. 26, 2012	387 360
	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	415 520
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	173 840
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	122 880
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—
	July 31, 2007	4 000	47.34	July 31, 2017	—
	July 29, 2008	4 000	55.86	July 29, 2018	—

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

John T. Ferguson	Apr. 18, 2001	16 000	10.67	Apr. 18, 2011	441 760
	Apr. 26, 2002	16 000	14.07	Apr. 26, 2012	387 360
	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	415 520
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	173 840
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	122 880
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—
	July 31, 2007	6 000	47.34	July 31, 2017	—
	July 29, 2008	6 000	55.86	July 29, 2018	—

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

W. Douglas Ford	Apr. 29, 2004	16 000	16.55	Apr. 29, 2014	347 680
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	122 880
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—
	July 31, 2007	4 000	47.34	July 31, 2017	—
	July 29, 2008	4 000	55.86	July 29, 2018	—

44 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

John R. Huff	Apr. 18, 2001	16 000	10.67	Apr. 18, 2011	441 760
	Apr. 26, 2002	16 000	14.07	Apr. 26, 2012	387 360
	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	415 520
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	173 840
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	122 880
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—
	July 31, 2007	4 000	47.34	July 31, 2017	—
	July 29, 2008	4 000	55.86	July 29, 2018	—

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

Michael W. O'Brien	Apr. 24, 2003	16 000	12.31	Apr. 24, 2013	415 520
	Apr. 29, 2004	8 000	16.55	Apr. 29, 2014	173 840
	Apr. 28, 2005	8 000	22.92	Apr. 28, 2015	122 880
	Apr. 26, 2006	8 000	49.13	Apr. 26, 2016	—
	July 31, 2007	4 000	47.34	July 31, 2017	—
	July 29, 2008	4 000	55.86	July 29, 2018	—

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

Eira M. Thomas	Apr. 26, 2006	16 000	49.13	Apr. 26, 2016	—
	July 31, 2007	4 000	47.34	July 31, 2017	—
	July 29, 2008	4 000	55.86	July 29, 2018	—

(1)
Value reported reflects the 'in-the-money' amount (the difference between the closing price on the TSX of a Suncor common share on December 31, 2010 ($38.28) and the exercise price of the option) of the exercisable and non-exercisable options held as of December 31, 2010.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 45

SCHEDULE B: NAMED EXECUTIVE OFFICERS' OUTSTANDING OPTION-BASED AWARDS

The following tables provide details of options held by the Named Executive Officers as at December 31, 2001 and the fiscal year-end option values. Details of options granted to Named Executive Officers subsequent to December 31, 2010 are included in the "Compensation Discussion and Analysis".

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

R.L. George	Jan. 26, 2001	180 000	8.72	Jan. 26, 2011	5 320 800
	Jan. 25, 2002	360 000	11.96	Jan. 25, 2012	9 475 200
	Apr. 30, 2002	560 000 (3)	13.82	Apr. 29, 2012	13 697 600
	Jan. 24, 2003	360 000	13.07	Jan. 24, 2013	9 075 600
	Jan. 29, 2004	180 000	17.29	Jan. 29, 2014	3 778 200
	Feb. 3, 2005	144 000	20.78	Feb. 3, 2015	2 520 000
	Feb. 2, 2006	158 000	46.05	Feb. 2, 2016	—
	Jan. 30, 2007	166 000	43.72	Jan. 30, 2017	—
	Sept. 28, 2007	160 000 (4)	47.55	Sept. 28, 2014	—
	Feb. 4, 2008	156 000	47.52	Feb. 4, 2018	—
	Jan. 27, 2009	136 000	24.50	Jan. 27, 2019	1 874 080
	Feb 5, 2010	306 300	31.85	Feb. 5, 2017	1 969 509

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

B. Demosky	Feb. 1, 2006	23 334 (3)	45.85	Apr. 29, 2014	—
	Feb. 2, 2006	5 466	46.05	Feb. 2, 2016	—
	Jan. 30, 2007	6 000	43.72	Jan. 30, 2017	—
	Sept. 28, 2007	22 000 (4)	47.55	Sept. 28, 2014	—
	Feb. 4, 2008	7 400	47.52	Feb. 4, 2018	—
	Mar. 3, 2008	2 600	51.23	Mar. 3, 2018	—
	Apr. 4, 2008	23 936 (4)	49.36	Feb. 4, 2018	—
	Jan. 27, 2009	18 000	24.50	Jan. 27, 2019	248 040
	Feb. 5, 2010	45 000	31.85	Feb. 5, 2017	289 350

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

S.W. Williams	May 1, 2002	180 000 (3)	13.82	Apr. 29, 2012	4 402 800
	Jan. 24, 2003	100 000	13.07	Jan. 24, 2013	2 521 000
	Aug. 5, 2003	57 000	12.78	May. 1, 2012	1 453 500
	Jan. 29, 2004	50 000	17.29	Jan. 29, 2014	1 049 500
	Feb. 3, 2005	48 000	20.78	Feb. 3, 2015	840 000
	Feb. 2, 2006	48 000	46.05	Feb. 2, 2016	—
	Jan. 30, 2007	46 000	43.72	Jan. 30, 2017	—
	Mar. 19, 2007	24 000	40.29	Mar. 19, 2017	—
	Apr. 1, 2007	16 000 (3)	44.17	Apr. 29, 2012	—
	Sept. 28, 2007	110 000 (4)	47.55	Sept. 28, 2014	—
	Feb. 4, 2008	70 000	47.52	Feb. 4, 2010	—
	Jan. 27, 2009	65 000	24.50	Jan. 27, 2019	895 700
	Feb. 5, 2010	130 000	31.85	Feb. 5, 2017	835 900

46 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

B.J. Jackman	Feb. 14, 2001	15 000	14.38	Feb. 13, 2011	358 500
	Feb. 11, 2002	128 000	13.37	Feb. 10, 2012	3 188 480
	Feb. 14, 2003	128 000	20.07	Feb. 13, 2013	2 330 880
	Mar. 11, 2004	76 800	22.42	Mar. 10, 2011	1 218 048
	Feb. 25, 2005	76 800	26.78	Feb. 23, 2012	883 200
	Mar. 6, 2006	64 000	40.67	Feb. 28, 2013	—
	Feb. 23, 2007	96 000	34.34	Feb. 22, 2014	378 240
	Feb. 22, 2008	96 000	36.82	Feb. 21, 2015	140 160
	Feb. 24, 2009	134 400	19.44	Feb. 23, 2016	2 532 096
	Feb. 5, 2010	62 400	31.85	Feb. 5, 2017	401 232

		Option-Based Awards
Name	Grant Date	Number of securities underlying unexercised options (2)	Option exercise price ($)	Option expiration date	Value of unexercised 'in-the-money' options (1) ($)

J.K. Bailey	Apr. 4, 2002	36 000 (3)	13.82	Apr. 4, 2012	880 560
	Jan. 24, 2003	28 000	13.07	Jan. 24, 2013	705 880
	Jan. 29, 2004	12 200	17.29	Jan. 29, 2014	256 078
	Feb. 3, 2005	12 000	20.78	Feb. 3, 2015	210 000
	Feb. 2, 2006	12 000	46.05	Feb. 2, 2016	—
	Dec. 1, 2006	25 000 (3)	45.38	Dec. 1, 2016	—
	Jan. 30, 2007	13 000	43.72	Jan. 30, 2017	—
	Mar. 19, 2007	13 000	40.29	Mar. 19, 2017	—
	Apr. 1, 2007	10 000 (3)	44.17	Apr. 1, 2017	—
	Sept. 28, 2007	80 000 (3)	47.55	Sept. 28, 2014	—
	Sept. 28, 2007	16 000 (3)	47.55	Sept. 28, 2014	—
	Feb. 4, 2008	33 000	47.52	Feb. 4, 2010	—
	Jan. 27, 2009	33 000	24.50	Jan. 27, 2019	454 740
	Feb. 5, 2010	75 000	31.85	Feb. 5, 2017	482 250

(1)
Value reported reflects the 'in-the-money' amount between the closing price on the TSX of a Suncor common share on December 31, 2010 ($38.28) and the exercise price of the options of the exercisable and non-exercisable options held as of December 31, 2010.

(2)
Unless noted, refers to options granted under the following plans: SOP, the closed ESP and closed PCSOP.

(3)
Options granted under the SPSO Plan.

(4)
Options granted under the Sunshare 2012 Plan.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 47

SCHEDULE C: CORPORATE GOVERNANCE SUMMARY

Statement of Corporate Governance Practices

Throughout this Statement of Corporate Governance Practices, there are references to information available on Suncor's website. All such information is available at www.suncor.com under the "Investor Centre" tab. Information on Suncor's website, though referenced herein, does not form part of this statement or the management proxy circular (the "Circular") to which this statement is attached. In addition, shareholders may request printed copies of these materials by contacting Suncor at 150 - 6 Avenue S.W., Calgary, Alberta, T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com.

Board of Directors and Director Independence (1)

The cornerstone of Suncor's governance system is its board of directors (the "Board" or "Board of Directors"), whose duty is to supervise the management of Suncor's business and affairs.

The Board is currently comprised of a majority of independent directors (13 of 14 members). (2) The only Suncor director who is not independent is Richard L. George, Suncor's president and chief executive officer ("CEO"). (3) A short biography of each Suncor director standing for election can be found starting on page 7 of the Circular.

The Board reviews the independence of its members annually. The Board has adopted independence criteria for assessing the independence of directors including additional requirements applicable to members of the Audit Committee. In general terms, the Board considers a director to be independent if that director has no material relationship with the Corporation, either as partner, shareholder or officer of an organization that has a relationship with Suncor. The Board's independence policy and criteria include a description of certain relationships that operate as a complete bar to independence. Suncor's independence criteria are consistent with the Canadian Requirements and the SEC Requirements (each defined on page 43 of the Circular). The independence criteria are set out in Schedule F attached to the Circular.

In applying the independence criteria, the Board reviews and analyzes the existence, materiality and effect of any relationships between Suncor and each of its directors, either directly, through immediate family members or as a partner, significant shareholder or officer of another organization that has a relationship with Suncor, and determines in each case whether the relationships could, or could reasonably be perceived to, materially interfere with the director's ability to act independently of management.

Some of Suncor's directors sit on the boards of other public companies, the particulars of which are set out in the biographies on pages 7 to 13 of the Circular. (4) Some of these are companies with which Suncor has business relationships. The Board has reviewed these relationships on a case-by-case basis against the independence criteria and has determined that none of these relationships impair the independence of the individual directors, as the directors do not serve as employees or executives of these other companies, their respective remuneration from these directorships is not personally material to them, and they are not personally involved in negotiating, managing, administering or approving contracts between Suncor and the other entities on whose boards they serve. The Board's conflict of interest policy, described in detail below, precludes these directors from voting with respect to any of these arrangements, should they be considered by the Board. In the event there is any material discussion of these arrangements or any arrangements involving competitors of these entities by the Board, these directors are expected to declare such interest, absent themselves from the boardroom and do not participate.

All of the Board's four standing committees – Governance, Audit, Human Resources and Compensation ("HR&CC") and Environment Heath, Safety and Sustainable Development ("EHS&SD") – are comprised entirely of independent directors. Members of the Audit Committee are required to be financially literate. In addition, at least one member of the Audit Committee must be determined by the Board to be an "audit committee financial expert". The Board has determined Mr. O'Brien and Mr. D'Alessandro, members of the Audit Committee and independent directors, to be such experts. The criteria for assessing the financial literacy of Audit Committee members, and whether they qualify as an "audit committee financial expert", are set out in the Terms of Reference, as defined below, in Schedule D attached to the Circular.

Suncor's independent directors meet in camera at the beginning and end of each Board meeting without management present. Mr. George, as a member of management and the only Suncor director who is not independent, does not participate in these sessions. The sessions are presided over by Mr. Ferguson, Suncor's independent chairman since April 2007. (5) The Board's committees also hold in-camera sessions without management present immediately before and following each of their meetings. These sessions are presided over by the independent chairs of the respective committees. Any issues addressed at the in-camera meetings requiring action on behalf of, or communication to management, are communicated to management by the independent chair or other independent director. For information about the number of Board and Board committee meetings held during 2010, and directors' attendance at these meetings, see pages 7 to 13 of the Circular. (6,7)

The roles and responsibilities of Suncor's independent chairman are set forth in a position description that has been approved by the Board. The position description is set out in Schedule E attached to the Circular. (8)

48 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

Board Mandate (9)

The Board has developed terms of reference ("Terms of Reference") as the charter of the Board. The Terms of Reference include a general overview of the Board's role in Suncor's governance, a statement of key guidelines and policies applicable to the Board and its committees, and a mandate ("Board Mandate") that describes its major responsibilities, goals and duties. The Board of Directors has approved and reviews at least annually its Terms of Reference. These major responsibilities, goals and duties range from specific matters, such as the declaration of dividends that by law must be exercised by the Board, to its general role to determine, in broad terms, the purposes, goals, activities and general characteristics of Suncor. The Terms of Reference provide that the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor's business and affairs are managed, thereby assuming responsibility for the stewardship of Suncor. The full text of the Terms of Reference is set out in Schedule D attached to the Circular.

The Board of Directors delegates day-to-day management of Suncor's business to Suncor's CEO and other members of management. The Board, through the CEO, sets standards of conduct, including Suncor's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business of Suncor. A management control process policy, adopted by the Board, defines and sets limits on the authority delegated to management.

The following is a description of some key duties of the Board as set out in the Board Mandate, with reference to the Canadian Requirements, including a description of the specific roles of Board committees. The following description is not exhaustive. For more information, please refer to Schedule D attached to the Circular and to the mandates of the Board committees, available on Suncor's website.

Ethics. (10) The Board Mandate explicitly recognizes that the Board, through the CEO, sets Suncor's standards of conduct, including our general moral and ethical tone and standards for compliance with applicable laws. The Board Mandate also states the Board should be satisfied that the CEO is creating and fostering a culture of integrity within Suncor. The Board plays an active role in this area through its oversight of Suncor's business conduct code and compliance program (see "Ethical Business Conduct" on page 53 of the Circular), and through its assessment and evaluation of the performance of the CEO. The CEO's position description includes accountability for setting a high ethical tone for the organization as a whole and fostering a culture of integrity throughout the organization (see "Position Descriptions" on page 52 of the Circular).

Strategic Planning. One of the Board's major duties is to review, with management, Suncor's mission, objectives and goals, and the strategies for achieving them. The Board is responsible for ensuring Suncor has an effective strategic planning process, and for annually approving the capital budget and the strategies reflected in Suncor's long-range plan. A Board meeting principally devoted to corporate strategy is held annually. The Governance Committee assists the Board by annually assessing Suncor's planning and budgeting processes, and by acting as an effective sounding board for management on key strategic initiatives. It also works with management to design the annual strategy meeting, and assesses the effectiveness of this meeting.

Risk Oversight. One of the major responsibilities of the Board is to oversee the identification of the principal risks of Suncor's business and ensure there are systems in place to effectively identify, monitor and manage them. To that end, the Board undertakes an annual principal risk review. This includes an identification, classification and assessment of the principal risks of our business and an overview of risk management and mitigation strategies. Each principal risk is mapped to a Board committee, or the full Board as appropriate, for oversight, and to the CEO and other members of senior management with the key accountability in each risk area. The Audit Committee oversees the Board's risk management governance model by conducting periodic reviews to reflect the principal risks of our business in the mandates of the Board and its committees. For example, the EHS&SD Committee monitors the effectiveness and integrity of Suncor's internal controls as they relate to operational risks of its physical assets. See also "Compensation Discussion and Analysis – Managing Risk and Link to Compensation" on page 27 of the Circular. It also reviews environmental, health and safety and sustainable development issues and reports to the Board of Directors on these matters. The Audit Committee reviews financial risk management issues, programs and policies, including cash management, insurance and the use of financial derivatives. The Governance Committee assists the Board by reviewing and assessing emerging risk areas that do not fall under the mandate of another Board committee.

Succession Planning and Monitoring/Evaluating Senior Management. The Board ensures the continuity of executive management by appointing a CEO and overseeing succession planning for that key role. The HR&CC is specifically mandated to assist the Board in this regard, by ensuring that appropriate executive succession planning and performance evaluation programs and processes are in place and operating effectively. The HR&CC also reviews and reports to the Board on the succession plan and succession planning process for senior management positions, including the position of CEO. The HR&CC conducts an annual review of the CEO's performance against predetermined goals and criteria, and recommends to the Board the total compensation of the CEO (see "Compensation Discussion and Analysis" beginning on page 23 of the Circular).

Communication/Disclosure Policy. Suncor has a disclosure policy called "Communications to the Public" that establishes guidelines and standards for Suncor's communications with shareholders, investment analysts, other stakeholders and the

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public generally. This policy includes measures to avoid selective disclosure of material information, identifies designated Suncor spokespersons and establishes internal review processes for key public communications. Suncor's business conduct code (see the information under the heading, "Ethical Business Conduct", on page 53 of the Circular) addresses Suncor's obligations for continuous and timely disclosure of material information and sets standards requiring directors, officers, employees, and contractors trading in Suncor shares and other securities to comply with applicable law.

Suncor has disclosure controls and procedures designed to ensure that material information relating to Suncor is made known to our CEO and our chief financial officer ("CFO"). Suncor has a Disclosure Committee, chaired by the vice president and controller, and has designed and implemented due diligence procedures to support the financial reporting process and the certification of our financial reports by the CEO and CFO.

The Board of Directors is specifically mandated to ensure systems are in place for communication with Suncor's shareholders and other stakeholders. Suncor interprets its operations for its shareholders and other stakeholders, through a variety of channels, including its periodic financial reports, securities filings, news releases, sustainability and climate change reports, webcasts, external website, briefing sessions and group meetings. Suncor encourages and seeks stakeholder feedback through various channels including corporate communications and investor relations programs, and through participation in the regulatory process. The Board, either directly or through the activities of a designated Board committee, reviews and approves all quarterly and annual financial statements and related management's discussion and analysis ("MD&A"), management proxy circulars, annual information forms/Form 40-F and press releases containing significant new financial information, among others.

Internal Controls. The Board of Directors is specifically mandated to ensure processes are in place to monitor and maintain the integrity of Suncor's internal control and management information systems. The Audit Committee is specifically mandated to assist the Board of Directors by reviewing the effectiveness of financial reporting, management information and internal control systems and the effectiveness of management in ensuring the integrity and security of Suncor's electronic information systems and records. This includes a review of the evaluation of these systems by internal and external auditors.

Corporate Governance System. The Governance Committee assists the Board of Directors with governance issues. Among other things, this committee monitors and reviews key corporate governance requirements, guidelines and best practices, making recommendations to the Board where appropriate, and reviews and approves this Statement of Corporate Governance Practices (See "Governance Committee", under the heading "Board Committees" on page 51 of the Circular).

Stakeholder Feedback. The Board Mandate currently provides that the Board should ensure Suncor has systems in place to accommodate stakeholder feedback, and that these systems are appropriately resourced. Among other feedback mechanisms, Suncor currently maintains a 1-800 phone number as well as email and regular mail addresses for stakeholder feedback and questions. Shareholders may communicate directly with Suncor's independent chairman by addressing correspondence to him at the address set out on the last page of the Circular.

Expectations and Responsibilities of Directors. The Terms of Reference, supplemented by a Board approved accountability statement for directors, identifies the key expectations placed on Board members. Directors are expected to review meeting materials in advance of meetings to encourage and facilitate discussion and questions. Directors must devote sufficient time and energy to their role as Suncor director to effectively discharge their duties to Suncor and the Board. Board meeting dates are established well in advance and directors are expected to attend all meetings absent extenuating circumstances. Directors' attendance records for meetings held in 2010 are set out in each of the director's biographies, beginning on page 7 of the Circular.

Pursuant to the Terms of Reference, Audit Committee members must not be members of the audit committees of more than two other public companies, unless the Board determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit Committee.

Board Committees (11)

The Board of Directors discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its four standing committees, each of which has a written mandate that is reviewed annually by such committee. Each of these committees is comprised solely of independent directors and, except where otherwise specified in the Terms of Reference or in Suncor's by-laws, each committee has the power to determine its own rules of procedure. Subject to limited exceptions, these committees generally do not have decision making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board of Directors.

The committees also have the authority to conduct any independent investigations into matters which fall within the scope of their responsibilities, and may engage external advisors (as may the full Board or an individual director), at Suncor's expense, to assist them in fulfilling their mandate.

The following is a brief summary of the key functions, roles and responsibilities of Board committees. The complete text of the mandates of each Board committee is on Suncor's website.

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Governance Committee. The Governance Committee assists the Board in two areas: corporate governance and corporate strategy. In its governance role, the Governance Committee is mandated to determine Suncor's overall approach to governance issues and key corporate governance principles. It also reviews matters pertaining to Suncor's values, beliefs and standards of ethical conduct and Suncor's corporate reputation. The Governance Committee also conducts an annual assessment of the overall performance and effectiveness of the Board of Directors, its committees and individual directors and annually reviews and makes recommendations to the Board on the competitiveness and form of the Board of Directors' compensation and share ownership guidelines.

In its strategy role, the Governance Committee acts as an effective sounding board for management on key strategic initiatives and reviews and assesses processes relating to long-range and strategic planning and budgeting.

Audit Committee. The Audit Committee assists the Board in matters relating to Suncor's internal controls and internal auditors, excluding the operations integrity audit department which is specifically within the mandate of the EHS&SD Committee (references throughout this Schedule to "Internal Audit" shall not include the operations integrity audit department). The Audit Committee also assists in matters relating to external auditors and the external audit process, oil and natural gas reserves reporting, financial reporting and public communication, risk management, security, and certain other key financial matters.

In fulfilling its role, the Audit Committee monitors the effectiveness and integrity of Suncor's financial reporting, management information and internal control systems. The Audit Committee exercises general oversight over the Internal Audit function by reviewing the plans, activities, organizational structure, qualifications and performance of the Internal Auditors. The appointment or termination of the chief officer in charge of Internal Audit is reviewed and approved by the Audit Committee. This officer has a direct reporting relationship with the committee and meets with it, in the absence of other members of management, at least quarterly. It also reviews any recommended appointees to the office of CFO. The Audit Committee also monitors Suncor's business conduct code compliance program (see "Ethical Business Conduct" on page 53 of the Circular).

The Audit Committee plays a key role in relation to Suncor's external auditors. It initiates and approves their engagement or termination, subject to shareholder approval, and monitors and reviews their independence, effectiveness, performance and quality control processes and procedures.

The Audit Committee reviews and approves, with management and external auditors, significant financial reporting issues, the conduct and results of the annual audit, and significant finance, accounting and disclosure policies and other financial matters. The Audit Committee also plays a key role in financial reporting, by reviewing Suncor's core disclosure documents, being its annual and interim financial statements, MD&A, annual information form and Form 40-F. The committee approves interim financial statements and interim MD&A and makes recommendations to the Board with respect to approval of the annual disclosure documents.

The Audit Committee also plays a key oversight role in the evaluation and reporting of Suncor's oil and natural gas reserves. This includes review of Suncor's procedures relating to reporting and disclosure, as well as those for providing information to Suncor's independent reserves evaluator. The Audit Committee annually approves the appointment and terms of engagement of the reserves evaluator, including their qualifications and independence, and any changes in their appointment. Suncor's reserves data and report of the reserves evaluator are annually reviewed by the Audit Committee prior to approval by the full Board of Directors.

The Audit Committee reviews Suncor's policies and practices with respect to cash management, financial derivatives, financing, credit, insurance, taxation, commodities trading and related matters. It also reviews the assets, financial performance, funding and investment strategy of Suncor's registered pension plan, as well as the terms of engagement of the plan's actuary and fund manager, and any significant actuarial reports. The Audit Committee oversees generally the Board's risk management governance model by conducting periodic reviews to ensure the principal risks of Suncor's business are reflected in the mandates of the Board and its committees, and reviews significant physical security management, IT security or business recovery risks and strategies to address such risks.

For additional information about Suncor's Audit Committee, including the Audit Committee Charter and Pre-approval Policies and Procedures, see "Audit Committee Information" in Suncor's Annual Information Form dated March 3, 2011, filed at www.sedar.com.

Environment, Health, Safety and Sustainable Development Committee. The EHS&SD Committee reviews the effectiveness with which Suncor meets its obligations and achieves its objectives pertaining to the environment, health, safety and sustainable development. This includes the effectiveness with which management establishes and maintains appropriate EHS&SD policies. The EHS&SD Committee also monitors management's performance and emerging trends and issues in these areas. In fulfilling its role, the EHS&SD reviews quarterly, annual and other management stewardship reports as well as the findings of significant external and internal environmental, health and safety investigations, assessments, reviews and audits. Suncor's periodic sustainability report, a detailed public disclosure document that includes reporting on Suncor's EHS&SD progress, plans and performance objectives, is also reviewed by the EHS&SD Committee.

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The EHS&SD Committee also assists the Board in matters pertaining to the integrity of Suncor's physical assets, by monitoring the adequacy of Suncor's internal controls as they relate to operational risks of its physical assets and matters of environment, health, safety and sustainable development, and reviews the results of evaluations of internal controls by the operations integrity auditors. In fulfilling this role, it reviews and approves the appointment or termination of the Director, Operations Integrity Audit, and reviews the qualifications of the internal auditors and organizational structure of the Operations Integrity Audit department. The EHS&SD Committee also reviews the department's charter and its annual audit plans and activities. The EHS&SD Committee approves the engagement or termination of external auditors overseeing the operations integrity audit program, and reviews their audit scope, approach and performance, and approves their fees.

Human Resources and Compensation Committee. For more information regarding the nature, scope, roles and responsibilities of the HR&CC, see "Compensation Discussion and Analysis", starting on page 23 of the Circular. The HR&CC has a charter.

Position Descriptions (12)

The Board has developed and approved written position descriptions for the Board chairman, Board committee chairs and the CEO. The Board has also developed and approved a written position description, called an "Accountability Statement", for individual directors. For a summary of individual director accountabilities, see "Expectations and Responsibilities of Directors", under the heading "Board Mandate" on page 50 of the Circular. The position description for the CEO includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations, and management's relationship with the Board.

The position descriptions form part of the charter of the Board of Directors, and as such are reviewed annually by the Governance Committee and changes are recommended by that committee to the full Board. The position descriptions are all posted on Suncor's website. In addition, the position description for Suncor's chairman of the Board is set out in Schedule E attached to the Circular.

Orientation and Continuing Education (13)

Each new member of the Board will participate in a formal orientation program. The orientation program includes in-person meetings with senior management on key legal, environmental, business, financial and operational topics central to Suncor's business and operations and a tour at the sites of Suncor's principal operations. The orientation program also focuses on the role of the Board, its committees and its directors, and the nature and operation of Suncor's business.

A directors' handbook, containing information about the Board and Suncor, including Suncor's core governance documents, is presented to each director upon joining the Board. The handbook is continuously updated and is available for viewing by directors through a dedicated and secure directors' portal. (14)

Presentations and tours at the sites of Suncor's principal operations are provided to directors on a periodic basis, often in conjunction with Board meetings, for the purpose of acquainting directors with Suncor's operations and the communities in which they are located. In connection with the Board and committee meetings that were held in July of 2010 in Fort McMurray, each member of the Board visited Suncor's base plant mining operations and our Firebag in-situ operations, and toured through and learned about our extraction, refining and reclamation processes. In addition, and in connection with the tour, the Board was provided with information on the progress Suncor has made in addressing its environmental and safety goals.

The Board's Director Continuing Education Policy encourages directors to enrol in courses and programs that enhance and supplement their knowledge and skills in areas relevant to their role on the Board, with the approval of the chairman of the Board or chair of the Governance Committee. Through this program, Suncor's directors have taken courses in such diverse topics as reserves evaluation, financial accounting and corporate governance. By way of example, in 2010, Suncor sponsored one of its director's attendance at the World Indigenous Business Forum, wherein he gained insights into sectors of today's economy, including business, government and indigenous peoples.

The Governance Committee maintains a strategic education program. In conjunction with Board meetings, management presents focused information to directors on topics pertinent to Suncor's business, including the impact of significant new laws or changes to existing laws, and opportunities presented by new technologies. (15) In an annual survey, directors are asked to suggest topics of interest for future information sessions and topics are chosen annually for speakers and / or presentations from internal or external sources. In connection with Board meetings held in February of 2010, the Board participated in education and training on International Financial Reporting Standards ("IFRS"). The objective of this training was to: (i) highlight the role of the directors in IFRS and present Suncor's IFRS training and governance strategy; (ii) provide an overview of IFRS including relevant technical guidance, (iii) identify key differences between IFRS and Canadian GAAP that have significant impact on Suncor; (iv) provide a status of current International Accounting Standards Board projects; and (v) increase awareness of the impact of IFRS beyond financial reporting.

52 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

Ethical Business Conduct (16)

Sound, ethical business practices are fundamental to Suncor's business. Suncor has a business conduct code (the "Code") that applies to Suncor's directors, officers, employees and contractors. (17) The Code requires strict compliance with legal requirements and sets Suncor's standards for the ethical conduct of our business. Topics addressed in the Code include competition, conflict of interest and the protection and proper use of corporate assets and opportunities, confidentiality, disclosure of material information, trading in shares and securities, communications to the public, improper payments, fair dealing in trade relations, and accounting, reporting and business control. Suncor's Code is supported by detailed policy guidance and standards, and a Code compliance program, under which every Suncor director, officer, employee and contract staff is required annually to read a summary of the Code and affirm that he or she has reviewed the summary, that he or she understands the requirements of the Code, and has complied with the Code during the preceding year.

The Board exercises stewardship over the Code in several respects. Suncor's internal auditors audit the compliance program annually, and the senior director of internal audit, who has direct reporting relationships with the Audit Committee, reports on compliance to that committee. In addition, at least once annually, the Code is reviewed and if appropriate, updated. Management reports to the Governance Committee annually on this process, and any recommended changes are approved by the Governance Committee. (18) Any waivers of Code requirements for Suncor's executive officers or members of the Board of Directors must be approved by the Board of Directors or appropriate committee thereof, and disclosed. No such waivers were granted in 2010.

Suncor encourages employees to raise ethical concerns with Suncor management, our legal, corporate security, human resources or internal audit departments, without fear of retaliation. In addition, the Board has established an "Integrity Hotline" to provide a means for Suncor employees to discuss issues of concern anonymously, with a third party service provider. The Integrity Hotline is available 24 hours a day, seven days a week. Any issues of a serious nature are investigated by Suncor's internal auditors or security staff. The Audit Committee receives regular updates on activities relating to the Integrity Hotline.

The Code is available on Suncor's website, under the "Governance" tab in the Investor Centre. (19)

Conflicts of Interest (20)

The Board has adopted a policy relating to directors' conflicts of interest. Pursuant to this policy, directors are required to maintain with the corporate secretary a current list of all other entities in which they have a material interest, or on which they serve as a director, trustee or in a similar capacity. This list is made available to all directors through the directors' portal. Directors must immediately advise the corporate secretary of any deletions, additions or other changes to any information in their declaration of interest.

If the change involves a change in the director's principal occupation or an appointment as director, officer or trustee of any for-profit or not-for-profit organization, the director must also notify the chairman of the Board, who will determine whether the change would be inconsistent with the director's duties as a member of the Board. In appropriate circumstances, the director's resignation may be required.

The policy sets out clear procedures applicable in the event conflicts arise. If a director is a party to, or has an interest in any party to, a contract or transaction before the Board of Directors (regardless of the materiality of the contract or transaction), the director must immediately advise the chairman of the Board or the particular committee chair. The director's conflict or potential conflict is recorded in the minutes of meeting, and the director is required to absent himself or herself from the meeting for any material discussions or deliberations concerning the subject matter of the contract or transaction. The director is required to abstain from voting on any resolution in respect of such contract or transaction.

The corporate secretary ensures that directors do not receive Board materials in situations where the subject matter of those materials could involve an actual or potential conflict of interest.

Nomination of Directors (21)

The selection process for new nominees for membership on the Board of Directors is conducted by the Governance Committee, which is comprised solely of independent directors. (22) More information on the responsibilities, powers and operations of the Governance Committee is found on page 51 of the Circular. (23)

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The Governance Committee maintains an inventory of capabilities, competencies and skills of current Board members and of the Board as a whole, as follows:

	Primary Industry Background										Functional Experience

Name	Financial Services	Technology	Resources	Not- for- profit	Academia	Industrial	Professional Services	Consumer/ Retail	Tele- communication/ Media	Project Management	CEO Experience	Finance	Marketing/ Sales	Operations	Technology/ IT	Professional Services	Public Policy	Corp. Staff: Human Resources, Strategy, Economics

Mel E. Benson			X	X						X				X				X
Brian A. Canfield		X		X					X		X			X	X
Dominic D'Alessandro	X										X	X
John T. Ferguson	X		X		X						X	X				X	X
W. Douglas Ford		X	X			X		X				X	X	X	X		X
Richard L. George		X	X								X			X				X
Paul Haseldonckx		X	X								X			X	X			X
John R. Huff		X	X								X	X		X	X			X
Jacques Lamarre							X				X
Brian F. MacNeill	X		X						X		X	X		X				X
Maureen McCaw							X				X		X	X		X		X
Michael W. O'Brien			X			X						X	X	X	X			X
James W. Simpson			X								X			X	X			X
Eira M. Thomas			X								X

This inventory is periodically assessed to identify any gaps between the desired set of capabilities, competencies, skills and qualities, and those that are adequately represented on the Board, taking pending retirements into account. The Committee uses this assessment as a basis for identifying the skills, experiences, qualifications, diversity and personal qualities desired in potential new Board members. The Governance Committee identifies candidates from a number of sources, including an executive search firm and referrals from existing directors. When a vacancy occurs or is pending, the Governance Committee identifies a short list of potential candidates to pursue further, considering whether the candidates can devote sufficient time and resources to his or her duties as a Board member.

Throughout the process, the Governance Committee provides updates to the Board and solicits input on candidates. Candidates are interviewed by members of the committee and other directors as deemed appropriate. The Governance Committee ultimately provides its recommendation to the full Board of Directors, which approves a nominee for submission to shareholders for election to the Board. (24)

Compensation (25)

Human Resources and Compensation Committee. The HR&CC, comprised entirely of independent directors, assists the Board in matters pertaining to executive compensation.

Governance Committee. The Governance Committee, comprised entirely of independent directors, assists the Board in matters pertaining to Board compensation.

Board Compensation. The Governance Committee reviews and reports to the Board on directors' compensation issues. The Governance Committee has developed, in consultation with the HR&CC and outside advisors, guidelines for director compensation based on, among other factors, directors' roles and responsibilities and an analysis of the competitive position of Suncor's director compensation program. The Governance Committee annually reviews the competitiveness and form of Board compensation, and makes recommendations to the full Board on the level and form of Board compensation and share ownership guidelines. The Board has set director compensation based upon recommendations from this committee.

CEO and Senior Executive Compensation. The HR&CC assists the Board by annually reviewing the performance of the CEO and recommending his total compensation to the full Board. The corporate objectives for which the CEO is responsible include a combination of corporate goals and personal goals, set annually by the Board of Directors in consultation with the HR&CC and chairman of the Board. The HR&CC annually reviews the CEO's performance against these objectives and against the key accountabilities of his position, as set out in the CEO's position description. The HR&CC reports its assessment to the full Board which ultimately approves CEO compensation.

The HR&CC also reviews annually the CEO's evaluation of the other senior executives within the organization and his recommendation for their total compensation.

For more information about the HR&CC and the process and criteria for determining the CEO's total compensation, see "Compensation Discussion and Analysis" on page 23 of the Circular.

Assessment of Directors (26)

Our Board Effectiveness Policy is designed to provide an annual process (the "Evaluation Process") whereby directors are provided with an opportunity to evaluate the effectiveness of the Board, its committees, the chairman of the Board, committee chairs and

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Board members, and to identify areas where effectiveness can be improved or enhanced in these areas. The Evaluation Process carried out in 2010 showed that all individuals and groups were effectively fulfilling their responsibilities.

The Evaluation Process involves the solicitation of input from individual directors through an annual on-line survey presented in two parts: (i) the Suncor Energy Board, Chairman of the Board and Committee Effectiveness Evaluation Form (the "Board Effectiveness Survey"), which explores the directors' views and solicits feedbacks on how well he or she believes the Board and its committees, including its chairs, are performing, and (ii) the Director Peer Feedback Survey (the "Peer Survey"), which explores the directors' views and solicits feedback on their assessment of other directors' involvement with the Board, including their contributions, accountability, knowledge and experience.

Board Effectiveness Review

Confidential responses are tabulated and analyzed by our corporate secretary and presented on a draft report which is circulated to the chair of the Governance Committee and chairman of the Board, who then work with the corporate secretary to summarize key items and recommendations for enhancing or strengthening effectiveness (including any recommendations arising from the one-on-one meetings described under "Peer Review" below). The recommendations are tabled, discussed and finalized at the Governance Committee meeting in January and timelines and action items are assigned at the meeting to track any follow-up to affect the recommendations. The chair of the Governance Committee reports to the full Board on the survey results, recommendations and action items at the January meeting of the Board, and reports on the progress in completing those recommendations throughout the year. All materials distributed to the Governance Committee, including the consolidated report and recommendations, are made available for review by all directors.

Peer Review

The results of the Peer Survey are tabulated and consolidated by the corporate secretary and a summary report is circulated to the chair of the Governance Committee and chairman of the Board.

The chairman of the Board sets up one-on-one meetings with each director to discuss their peer review results, and to receive the directors' input on governance, risk and strategy. The chairman of the Board discusses his own peer review results with the chair of the Governance Committee. Except in extenuating circumstances, the one-on-one meetings are completed prior to the Board and committee meetings held in January. This allows any input provided during the peer review on governance, risk and strategy, to be incorporated in the action plans arising from the Evaluation Process. Once the peer review meetings are completed, the chairman of the Board prepares a summary of key items arising from these discussions which are discussed in camera at the Governance Committee and with the chairman of the Board.

Compliance with NYSE Standards

Suncor's corporate governance practices meet or exceed all applicable Canadian Requirements and SEC Requirements. Except as disclosed below, Suncor's corporate governance practices are in compliance with NYSE Standards in all significant respects.

  •
  Approval of Equity Compensation Plans.  The NYSE Standards require shareholder approval of all equity compensation plans and any material revisions thereto, regardless of whether the securities to be delivered under them are newly issued or purchased on the open market. The TSX rules, applicable to Suncor, only require shareholder approval for certain of Suncor's plans in accordance with a specific amendment provision, as approved by shareholders at the 2007 annual and special meeting and by the TSX. See "Summary of Incentive Plans" on page 39 of the Circular.

  •
  Independence Standards.  The Board of Directors is responsible for determining whether or not each director is independent. In making this determination, the Board has adopted the definition of "independence" as set forth in Canadian Requirements (specifically National Instrument 52-110 Audit Committees) and SEC Requirements (specifically Rule 10A-3 of the Securities Exchange Act of 1934). The Board has not adopted the director independence standards contained in Section 303A.02 of the NYSE's Listed Company Manual.
(1)	Reference: Form 58-101F1, Item 1.	(14)	Reference: Form 58-101F1, Item 4(a).
(2)	Reference: Form 58-101F1, Item 1(c).	(15)	Reference: Form 58-101F1, Item 4(b).
(3)	Reference: Form 58-101F1, Item 1(b).	(16)	Reference: Form 58-101F1, Item 5.
(4)	Reference: Form 58-101F1, Item 1(d).	(17)	Reference: Form 58-101F1, Item 5(a).
(5)	Reference: Form 58-101F1, Item 1(f).	(18)	Reference: Form 58-101F1, Item 5(a)(ii).
(6)	Reference: Form 58-101F1, Item 1(e).	(19)	Reference: Form 58-101F1, Item 5(a)(i).
(7)	Reference: Form 58-101F1, Item 1(g).	(20)	Reference: Form 58-101F1, Item 5(b).
(8)	Reference: Form 58-101F1, Item 1(f).	(21)	Reference: Form 58-101F1, Item 6.
(9)	Reference: Form 58-101F1, Item 2.	(22)	Reference: Form 58-101F1, Item 6(b).
(10)	Reference: Form 58-101F1, Item 5.	(23)	Reference: Form 58-101F1, Item 6(c).
(11)	Reference: Form 58-101F1, Item 8.	(24)	Reference: Form 58-101F1, Item 6(a).
(12)	Reference: Form 58-101F1, Item 3.	(25)	Reference: Form 58-101F1, Item 7.
(13)	Reference: Form 58-101F1, Item 4.	(26)	Reference: Form 58-101F1, Item 9.

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SCHEDULE D: BOARD TERMS OF REFERENCE

PART I: OVERVIEW

The Canada Business Corporations Act (the "Act"), Suncor Energy's governing statute, provides "that the directors shall manage or supervise the management of the business and affairs of a corporation...". In practice, as a Board of Directors cannot "manage" a company such as Suncor Energy in the sense of directing its day-to-day operations, the overarching role and legal duty of Suncor's Board of Directors is to "supervise" the management of Suncor's business and affairs. Accordingly, the Board of Directors oversees development of the overall strategic direction and policy framework for Suncor Energy. This responsibility is discharged through Board oversight of Suncor Energy's management, which is responsible for the day-to-day conduct of the business. The Board, through the Chief Executive Officer ("CEO"), sets standards of conduct, including the Corporation's general moral and ethical tone, compliance with applicable laws, standards for financial practices and reporting, qualitative standards for operations and products and other standards that reflect the views of the Board as to the conduct of the business in the best interests of the Corporation.

In general, then, the Board is responsible for the selection, monitoring and evaluation of executive management, and for overseeing the ways in which Suncor Energy's business and affairs are managed. In this way, the Board assumes responsibility for the stewardship of the Corporation. Specific responsibilities which facilitate the discharge of the Board's stewardship responsibilities include: the strategic planning process, risk identification and management, ensuring that effective stakeholder communication policies are in place, and ensuring the integrity of internal controls and management information systems. These responsibilities, and others, are addressed in more detail in the Board's Mandate, comprising Part IV of these Terms of Reference.

The Board of Directors discharges its responsibilities with the assistance of Board committees. The committees advise and formulate recommendations to the Board, but except in limited and specifically identified circumstances, do not have the authority to approve matters on behalf of the Board of Directors. General guidelines relating to Board committees comprise Part III of these Terms of Reference. In addition, each committee has a written mandate, setting out the scope of its operations, and its key roles and responsibilities. Position descriptions of the Board Committee Chairs and the Board of Directors Chairman set out the related principles, framework and accountabilities for those key roles in Suncor's Board governance.

The CEO of Suncor Energy is delegated the responsibility for the day-to-day management of the Corporation and for providing the Corporation with leadership. The CEO discharges these responsibilities by formulating Corporation policies and proposed actions, and, where appropriate, presenting them to the Board for approval. The Corporation's Management Control Process Policy explicitly identifies actions which have been specifically delegated to the CEO, and those which are reserved to the Board of Directors. In addition, the Board has plenary power, and has the power to specify and modify the authority and duties of management as it sees fit with a view to Suncor Energy's best interests and in accordance with current standards. The Act also identifies certain matters which must be considered by the Board as a whole and may not be delegated to a committee or to management. These matters include:

•
any submission to the shareholders of a question or matter requiring the approval of the shareholders;

•
the filling of a vacancy among the directors or in the office of the external auditor;

•
the manner of and terms for the issuance of securities;

•
the declaration of dividends;

•
the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

•
the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares;

•
the approval of management proxy circulars;

•
the approval of any take-over bid circular or directors' circular;

•
the approval of the audited annual financial statements of the Corporation; and

•
the adoption, amendment or repeal of by-laws of the Corporation.

One of the key stewardship responsibilities of the Board is to approve the Corporation's goals, strategies and plans, and the fundamental objectives and policies within which the business is operated, and evaluate the performance of executive management. Once the Board has approved the goals, strategies and plans, it acts in a unified and cohesive manner in supporting and guiding the CEO. The CEO keeps the Board fully informed of the progress of the Corporation toward the achievement of its goals, strategies and plans, in a timely and candid manner, and the Board of Directors continually evaluates the performance of executive management toward these achievements.

56 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

PART II: BOARD GUIDELINES

The following have been adopted by the Board as the guidelines applicable to the Board and its operations:

•
These Terms of Reference for the Board of Directors (which include the Board Guidelines, Committee Guidelines, Board Mandate and Board Forward Agenda, setting out the important issues that must be addressed by the Board of Directors annually), and the mandates and forward agendas of the Board committees, constitute the charters of the Board and committees respectively, and are reviewed by the Board annually and updated as deemed appropriate. These charters are supplemented by the position descriptions for the Board Chairman and Board Committee Chairs, as well as the Director Accountability Statement.

•
The CEO is responsible for leading the development of long-range plans for the Corporation, including its goals and strategies. The Board, both directly and through its committees, participates in discussions of strategy, by responding to and contributing ideas. The Board annually reviews and approves the Corporation's annual business plan (including the annual budget), and approves the strategies as reflected in the Corporation's long range plan.

•
The Board believes that the appropriate size for the Board is between 10 and 14 members.

•
Directors stand for re-election annually.

•
The Board maintains a Mandatory Retirement and Change of Circumstance Policy and reviews the Policy periodically to ensure it continues to serve the Corporation's best interests. The Board maintains a policy permitting directors to retain outside advisors at the expense of the Corporation, subject to the written approval of any of the Board Chairman, the Chair of the committee proposing to retain outside advisors, or the Governance Committee. In exercising their approval authority, the Board, Board Committee Chair or Governance Committee, as the case may be, will establish, on a case by case basis, reasonable monetary limits and other controls as deemed appropriate.

•
In order to support the alignment of Directors' interests with those of Suncor's shareholders, Directors shall own during the term of their directorship, within five years of being appointed or elected to the Board, a minimum value of Suncor common shares, DSUs or any combination thereof, as determined annually by the Human Resources and Compensation Committee.

•
The Board should be comprised of a majority of independent directors. The Board has defined an independent director in written independence criteria, based on the definition in the Canadian Requirements and the SEC Requirements (1). On an annual basis, the Board of Directors shall consider and affirmatively determine whether each individual director is independent, in accordance with the criteria.

•
The membership of the CEO on the Board of Directors is valuable and conducive to effective decision making. However, there should generally be no more than three inside (2) directors on the Board of Directors.

•
The Board supports the separation of the role of Chairman from the role of CEO.

•
The Board will evaluate the performance of the CEO at least annually. The evaluation will be based on criteria which includes the performance of the business and the accomplishment of CEO's qualitative and quantitative objectives as established at the beginning of each fiscal year of the Corporation, and the creation and fostering within the Company of a culture of integrity.

•
The Chairman will work with the CEO to establish the agenda for each Board meeting. Each Board member is free to suggest the inclusion of items on the agenda. Whenever feasible, important issues should be dealt with over the course of two meetings. The first such meeting would allow for a thorough briefing of the Board, and the second would allow for final discussion and a decision.

•
The Board will hold at least five meetings per year, one of which shall be principally devoted to strategy. An additional meeting shall be scheduled for approval of the annual proxy circular, annual information form and other annual disclosure documents, as necessary.

•
Whenever feasible, the Board will receive materials at least one full weekend in advance of meetings. Presentations on specific subjects at Board meetings will only briefly summarize the material sent so discussion at the meeting can focus on questions and issues. Directors are expected to have reviewed these materials prior to attendance at Board and committee meetings, and are expected to be prepared to engage in meaningful discussion and provide considered, constructive and thoughtful feedback and commentary at meetings.

•
Board meeting dates will be established sufficiently in advance (at least one year and longer if practical) to minimize conflict with other commitments on Directors' schedules. Directors are accordingly expected to make every reasonable effort to attend all meetings of the Board and its committees, if not in person then by telephone.

(1)
Suncor's corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators (the "Canadian Requirements") and the U.S. Securities and Exchange Commission ("SEC"), including applicable rules adopted by the SEC to give effect to the provisions of the Sarbanes-Oxley Act of 2002 (collectively, the "SEC Requirements").

(2)
An inside director is an officer (other than an officer serving as such in a non-executive capacity) or employee of the Corporation.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 57

•
While the Board does not restrict the number of public company boards that a director may serve on, each director should ensure that he or she is able to devote sufficient time and energy to carrying out their duties effectively.

•
The Board encourages the CEO to bring other executive officers into Board meetings. The presence of such executives is expected to bring additional insights into the discussions, because of the executives' personal involvement in, and knowledge of, specific agenda items. The benefit of exposing the Board to other executives, for succession planning and career development purposes, is recognized.

•
The Board is responsible for selecting its own members, and for assessing the performance of individual directors, as well as the effectiveness of Board committees and the Board of Directors as a whole. The Board delegates management of the selection processes to the Governance Committee. The Governance Committee has established a policy for director selection. The selection process includes consideration of the competencies and skills the Board, as a whole, should possess, against those of existing directors, and a consideration of the competencies and skills each new nominee will bring to the Board, as well as their ability to devote sufficient time and attention to fulfilling the role of director. The Board ultimately determines nominees that will be included in the Corporation's management proxy circular.

•
The outgoing Chairman of the Board, or in the absence of the outgoing Chairman, a director elected by resolution of the Board, shall manage the process of electing a new Chairman by seeking nominations, determining the willingness of each nominee to take on the role of Chairman of the Board, and by presiding over an election by secret ballot.

•
The Board supports the principle that its membership should represent a diversity of backgrounds, experience and skills.

•
Succession and management development plans will be reviewed by the HR&CC, and reported on annually to the Board.

•
At the conclusion of each Board meeting, the Board of Directors shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the independent Chairman. In addition, at least once annually, the independent directors will meet in the absence of both management and non-independent directors.

•
At least once annually, the Board will meet at a Suncor Energy location other than the head office location. The purpose is to facilitate continual exposure of Board members to the Corporation's operations and the communities in which they are carried out.

PART III: COMMITTEE GUIDELINES

•
The Board has four standing committees: the Audit Committee, the Governance Committee, the HR&CC, and the Environment, Health and Safety Committee ("EH&SC"). From time to time the Board may create ad hoc committees to examine specific issues on behalf of the Board. Each committee maintains a written mandate and reviews that mandate annually. Any recommendations to amend committee mandates are reviewed by the Governance Committee for recommendation to the Board of Directors.

•
The Governance Committee, with input from the Chairman of the Board, plans Board committee appointments (including the designation of a committee chair) for recommendation to and appointment by the Board. The committees shall be reconstituted annually following the annual general meeting at which directors are elected by the shareholders of the Corporation. In accordance with the Corporation's by-laws, unless otherwise determine by resolution of the Board of Directors, a majority of the members of a committee shall constitute a quorum for meetings of committees.

•
Each committee shall be comprised of a minimum of three and a maximum of five directors. Each committee shall have a non-member Secretary who may be a member of management of the Corporation. The Chair of each committee, in consultation with the committee Secretary, shall determine the agenda for each committee meeting.

•
The Board supports the principle that committee Chairs should be rotated regularly while preserving continuity.

•
Except where otherwise specified in these terms of reference or in the Corporation's by-laws, each committee shall have the power to determine its own rules of procedure.

•
The Audit Committee will consist entirely of outside, independent directors. In addition, all members of the Audit committee must be, in the judgment of the Board of the Directors, financially literate (3), and at least one member of the Audit Committee must be an audit committee financial expert (4). In general Audit Committee members will not simultaneously be members of the audit committee of more than two other public companies, unless the Board of Directors affirmatively determines that simultaneous service on a greater number of audit committees would not impair the member's ability to effectively serve on Suncor's Audit committee. Any such determination by the Board of Directors shall be disclosed in the Company's management proxy circular.

•
The HR&CC will consist entirely of outside, independent directors.

•
The Governance Committee shall consist entirely of outside, independent directors.

•
The Chairman, by standing invitation, is considered an ex-officio of those committees of the Board of which he is not a listed member.

58 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

•
At the conclusion of each committee meeting, the committee shall meet on an "in camera" basis without management. Such in camera meetings shall be presided over by the Chair of the committee, if an independent director, or other committee member who is an independent director, as selected by the independent directors on the committee.

PART IV: MANDATE OF THE BOARD OF DIRECTORS

Goals of the Board

The major goals and responsibilities of the Board are to:

•
Establish policy direction and the fundamental objectives of the Company;

•
Supervise the management of the business and affairs of Suncor Energy;

•
Ensure the Corporation has an effective strategic planning process;

•
Identify the principal risks of Suncor Energy's business, and ensure that there are systems in place to effectively monitor and manage these risks;

•
Annually approve the strategies reflected in Suncor's long range plan, which takes into account, among other things, the opportunities and risks of the Corporation's business;

•
Protect and enhance the assets of the owners of the Company and look after their interests in general;

•
Ensure the continuity of the Corporation by assuming responsibility for the appointment of and succession to the office of the CEO, enforcing the articles and by-laws and by seeing that an effective Board is maintained;

•
Make certain decisions that are not delegable, such as the declaration of dividends; and

•
Provide leadership and direction for the Corporation in establishing and maintaining a high standard of corporate ethics and integrity.

Major Duties

The major duties of the Board are to:

1.
Foster the long-term success of Suncor Energy. Commit to the enterprise and acknowledge that the best interests of Suncor Energy and its shareholders must prevail over any individual business interests of the membership of the Board. Represent and safeguard the interests of all shareholders while recognizing that the interests of employees, customers, suppliers, and especially the general public must also be taken into account for the enterprise to continue being able to serve its owners. Monitor and work to improve return on, security of, and prospects for enhancement of the value of shareholder investment.

2.
Determine and control in broad terms the purposes, goals, activities and general characteristics of Suncor Energy. These duties range from establishing objectives, scope of operations, and fundamental strategies and policies and annually approving Suncor's annual budget and the strategies reflected in its long range plan, to declaring dividends, approving annual budgets, major capital investments, mergers and acquisitions, issuance or retirement of stock, and other specific actions that are likely to have a substantial effect on the Corporation or that the Board is legally required to take.

3.
Review with management the mission of the Corporation, its objectives and goals, and the strategies whereby it proposes to achieve them. Monitor the Corporation's progress toward its goals and plans, and assume responsibility to revise and alter the Corporation's direction where warranted.

4.
Appoint a CEO, monitor and evaluate his performance, provide for adequate succession to that position, and replace the CEO when appropriate. Appoint as well the other officers of the Company, and in respect of the senior officers, monitor their performance, that there is adequate succession to their positions, and that they are replaced when appropriate.

5.
Ensure that the CEO is providing for achievement of acceptable current financial results relative to corporate objectives, budgets, and the economic environment, and the development of resources necessary to future success. These resources include:

•
management competence, organization and depth;

•
technology in exploration, production, mining, manufacturing, product design and product application;

•
fixed assets;

•
marketing capability – customer loyalty, distribution organization, market knowledge and so on;

•
work force and employee relations;

(3)
See Appendix A

(4)
See Appendix A

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 59

  •
  financial resources, including relations with the financial community; and

  •
  reputation.

6.
Establish an overall compensation policy for the Company and monitor its implementation with special attention devoted to the executive group. Review the policy from time to time to ensure that it continues to be appropriate.

7.
Oversee corporate financial operations, including:

•
capital structure management, maintaining reasonable financial flexibility and safety while achieving an appropriate return on equity;

•
financial results reporting;

•
allocation of assets, providing for increasing investment in areas of high return while withdrawing funds from areas producing inadequate returns;

•
maintaining access to suitable sources of new capital;

•
pension funds and other major employee benefit programs;

•
dividend pay-out policy and action;

•
selection of outside auditors for approval by the shareholders; and insurance.

8.
Identify the principal risks of the Company's business and ensure implementation and monitoring of systems to effectively manage these risks.

9.
Ensure that processes are in place to monitor and maintain the integrity of the Company's internal control and management information systems.

10.
Ensure that the Company has in place appropriate environmental, health and safety policies, having regard to legal, industry and community standards, and ensure implementation of management systems to monitor the effectiveness of those policies.

11.
Ensure that systems are in place for communication and relations with stakeholder groups, including, but not limited to, shareholders; the investing public; government; employees; the financial community; and the communities in which Suncor Energy operates. Ensure that measures are in place for receiving feedback from stakeholders, including toll free telephone and internet email communication channels that are adequately resourced to respond to appropriate enquiries. Monitor system effectiveness and significant sensitive and legally required communications.

12.
Ensure that the Company has systems in place which accommodate stakeholder feedback.

13.
Collectively and individually respond constructively to requests for advice and assistance from the CEO. Provide leadership and policy direction to management with a view to establishing and maintaining a high standard of legal and ethical conduct for the Company, by:

•
taking reasonable steps to ensure that Suncor Energy complies with applicable laws and regulations, and with its constating documents, including Articles and By-laws, and operates to high ethical and moral standards; — being on the alert for and sensitive to situations that could be considered illegal, unethical or improper, and taking corrective steps;

•
establishing the means of monitoring performance in this area with assistance of legal counsel;

•
approving and monitoring compliance with key policies and procedures by which the Company is operated; — complying with the legal requirements, including those pursuant to the Canada Business Corporations Act, applicable to corporate boards of directors, including, without limitation, the duty to act honestly and in good faith with a view to the best interests of the Company, and the duty to exercise the care, diligence and skill that reasonably prudent people exercise in comparable circumstances.

14.
Manage Board operations, including, without limitation:

•
subject to any required shareholder approval, fix the size of the Board, review its composition and, when appropriate, identify new nominees to the Board;

•
elect a Chairman, appropriate committees and Committee Chairs;

•
define the duties of the Chairman of the Board and the committees;

•
determine when and where the Board meets;

•
influence the structuring of agendas and how meeting time is spent; and

•
meet legal requirements with respect to corporate administration.

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APPENDIX A TO THE TERMS OF REFERENCE – FINANCIAL LITERACY AND EXPERTISE

For the purpose of making appointments to the Company's Audit Committee, and in addition to the independence requirements, all Directors nominated to the Audit Committee must meet the test of Financial Literacy as determined in the judgment of the Board of Directors. Also, at least one director so nominated must meet the test of Financial Expert as determined in the judgment of the Board of Directors.

Financial Literacy

Financial Literacy can be generally defined as the ability to read and understand a balance sheet, an income statement and a cash flow statement. In assessing a potential appointee's level of Financial Literacy the Board of Directors must evaluate the totality of the individual's education and experience including:

•
The level of the person's accounting or financial education, including whether the person has earned an advanced degree in finance or accounting;

•
Whether the person is a professional accountant, or the equivalent, in good standing, and the length of time that the person actively has practiced as a professional accountant, or the equivalent;

•
Whether the person is certified or otherwise identified as having accounting or financial experience by a recognized private body that establishes and administers standards in respect of such expertise, whether that person is in good standing with the recognized private body, and the length of time that the person has been actively certified or identified as having this expertise;

•
Whether the person has served as a principal financial officer, controller or principal accounting officer of a company that, at the time the person held such position, was required to file reports pursuant to securities laws, and if so, for how long;

•
The person's specific duties while serving as a public accountant, auditor, principal financial officer, controller, principal accounting officer or position involving the performance of similar functions;

•
The person's level of familiarity and experience with all applicable laws and regulations regarding the preparation of financial statements that must be included in reports filed under securities laws;

•
The level and amount of the person's direct experience reviewing, preparing, auditing or analyzing financial statements that must be included in reports filed under provisions of securities laws;

•
The person's past or current membership on one or more audit committees of companies that, at the time the person held such membership, were required to file reports pursuant to provisions of securities laws;

•
The person's level of familiarity and experience with the use and analysis of financial statements of public companies; and

•
Whether the person has any other relevant qualifications or experience that would assist him or her in understanding and evaluating the Corporation's financial statements and other financial information and to make knowledgeable and thorough inquiries whether:

•
The financial statements fairly present the financial condition, results of operations and cash flows of the company in accordance with generally accepted accounting principles; and

•
The financial statements and other financial information, taken together, fairly present the financial condition, results of operations and cash flows of the Company.

Audit Committee Financial Expert

An "Audit Committee Financial Expert" means a person who in the judgment of the Company's Board of Directors, has following attributes:

a.
an understanding of Canadian generally accepted accounting principles and financial statements;

b.
the ability to assess the general application of such principles in connection with the accounting for estimates, accruals, and reserves;

c.
experience preparing, auditing or analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Suncor's financial statements, or experience actively supervising one or more persons engaged in such activities;

d.
an understanding of internal controls and procedures for financial reporting; and

e.
an understanding of audit committee functions.

A person shall have acquired the attributes referred to in items (a) through (e) inclusive above through:

a.
education and experience as a principal financial officers, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

b.
experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

c.
experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

d.
other relevant experience.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 61

SCHEDULE E: POSITION DESCRIPTION FOR INDEPENDENT BOARD CHAIR

The following principles shape the position description and duties for the chair of the Board of Directors of Suncor Energy Inc.:

•
The Board's overarching duty is to supervise the management of Suncor's business and affairs.

•
Suncor is committed to establishing and maintaining a well developed governance process involving the Board, Board committees and management.

•
Active involvement and substantive debate are encouraged.

•
The Board supports the separation of the role of chair from the role of CEO.

•
The Board is involved in strategic policy issues.

•
The Board will strive to be the best.

With the foregoing in mind, the framework for Board chair will be:

•
The chair of the Board is the chief officer of the Board, appointed annually by the Board with remuneration as determined by the Board. The chair is not an employee or officer of the corporation and will be independent of management. The chair will foster and promote the integrity of the Board and a culture where the board works harmoniously for the long-term benefit of the corporation and its shareholders.

•
The chair will preside at meetings of the Board and at meetings of the shareholders of the corporation, as provided for in the by-laws of the corporation.

•
The chair will serve on the Governance Committee of the Board. The committee, by its mandate, assists the Board in matters pertaining to governance, including the organization and composition of the Board, the organization and conduct of Board meetings and the effectiveness of the Board of Directors, Board committees, and individual directors, in fulfilling their responsibilities. The chair is also, by standing invitation, an ex-officio of those committees of the Board of which he is not a listed member.

•
The chair will be kept well informed on the major affairs and operations of the corporation, on the economic and political environment in which it operates and will maintain regular contact with the chief executive officer and other senior executive officers of the corporation.

The accountabilities of the chair include:

Shareholder Meetings

•
Subject to the by-laws, chair all shareholder meetings.

•
Review and approve minutes of all shareholder meetings.

Manage the Board

•
Subject to the by-laws, chair all Board meetings.

•
Provide leadership to the Board.

•
In conjunction with the Governance Committee, ensure that processes to govern the Board's work are effective to enable the Board to exercise oversight and due diligence in the fulfillment of its mandate.

•
Identify guidelines for the conduct and performance of directors.

•
Manage director performance.

•
With the assistance of the corporate secretary and chief executive officer, oversee the management of Board administrative activities (meeting schedules, agendas, information flow and documentation).

•
Facilitate communication among directors.

•
Attend committee meetings as deemed appropriate.

•
Review and approve minutes of all Board meetings prior to presentation to the Board for approval.

Develop a More Effective Board

•
Working with the Governance Committee, plan Board and Board committee composition, recruit directors, and plan for their succession.

62 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

•
Working with the Governance Committee, participate in the Board effectiveness evaluation process and meet with individual directors to provide constructive feedback and advice.

•
Review any change in circumstance of individual directors and determine whether directors' other commitments conflict with their duties as directors of Suncor; review requests from the CEO to sit on the Board of Directors of outside business organizations.

•
Review and approve requests from directors under the Board's Directors Continuing Education Policy.

Work with Management

•
Support and influence strategy.

•
With the assistance of the Human Resources and Compensation Committee, lead the Board in evaluating the performance of the CEO.

•
Review the CEO's expenses on a quarterly basis.

•
Build relationships at the senior management level.

•
Provide advice and counsel to the CEO.

•
Serve as an advisor to the CEO concerning the interests of the Board and the relationship between management and the Board.

Liaise with Stakeholders

•
Share Suncor's views with other boards and organizations when required.

•
Although primary responsibility for the corporation's relationships with the financial community, the press and other external stakeholders rests with the chief executive officer, the chairman may be requested, from time to time, to attend meetings with outside stakeholders.

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SCHEDULE F: DIRECTOR INDEPENDENCE POLICY AND CRITERIA

Background

Corporate governance guidelines provide that boards should have a majority of independent directors, and that the board chair should be an independent director.

The purpose of this independence policy and criteria is to state the criteria by which Suncor's Board determines whether each of its directors is or is not independent.

Independence Policy

Pursuant to the terms of reference for Suncor's Board of Directors, a majority of the Board of Directors must be independent, and in addition, the Audit, Governance and HR&C Committees, shall be comprised solely of independent directors. The Governance Committee will conduct an annual review of the status of each director and director nominee in light of the following criteria for independence, and will recommend to the Board in order that the Board may affirmatively determine the status of each such individual. In making independence determinations, the Board shall consider all relevant facts and circumstances. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships. The key concern when assessing independence is independence from management.

Independence Criteria

A director of Suncor will be considered independent only if the Board has affirmatively determined that the director has no material relationship with Suncor, either directly or as a partner, shareholder or officer of an organization that has a material relationship with Suncor. A "material relationship" is one which could, in the view of Suncor's Board, be reasonably expected to interfere with the exercise of the director's independent judgment (CSA National Instrument 52-110).

Notwithstanding the foregoing, a director will NOT be considered independent if:

•
The director is, or has been within the last three years, an employee or executive officer of the corporation, or an immediate family member (1) is or has been within the last three years, an executive officer, of the corporation.

•
The director has received, or an immediate family member has received, during any 12-month period within the last three years, more than $75,000 in direct compensation from Suncor, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) and other than compensation received by any immediate family member for service as an employee of Suncor (other than an executive officer).

•
The director or an immediate family member is a current partner of a firm that is the corporation's internal or external auditor; a director is a current employee of such a firm; or a director's immediate family member is a current employee of such a firm and participates in the firm's audit, assurance or tax compliance (but not tax planning) practice; or a director or an immediate family member who was within the last three years (but is no longer) a partner or employee of such a firm and personally worked on the corporation's audit within that time. For the purposes of this point ONLY, "immediate family member" means only a spouse, minor child or stepchild, adult child or stepchild sharing a home with the director.

•
The director or any immediate family member is or has been within the last three years employed as an executive officer of another corporation where any of Suncor's current executive officers at the same time serve on that corporation's compensation committee.

•
The director is a current employee, or an immediate family member is a current executive officer, of a corporation that has made payments to, or received payments from, the corporation, for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $1 million, or 2% of such other corporation's consolidated gross revenues.

•
Contributions to tax exempt organizations shall not be considered "payments" for the purposes of these rules, provided that Suncor shall disclose in its proxy circular such contributions made to any tax exempt organization in which a director serves as an executive officer, if within the preceding three years, contributions in any single fiscal year from the corporation to the organization exceeded the greater of $1 million, or 2% of such organization's consolidated gross reserves.

•
For Audit Committee members only, in order to be considered independent, a member of an Audit Committee may not, other than in his or her capacity as a member of the Audit Committee, the Board of Directors or any other Board committee, accept directly or indirectly any consulting, advisory, or other compensatory fee from Suncor, provided that compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation)

(1)
Unless otherwise noted, "immediate family member" is defined to include a person's spouse, parents, children, siblings, mothers and fathers in law, sons and daughters in law, brothers and sisters in law, and anyone other than domestic employees who shares such person's home.

64 SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR

  for prior service with the corporation provided that such compensation is not contingent in any way on continued service; and in addition, shall not be an affiliated person of Suncor or any of its subsidiaries.

A director of Suncor will not be considered to have a material relationship with Suncor solely because the individual or his or her immediate family member:

•
Has previously acted as an interim CEO of Suncor; or

•
Acts, or has previously acted, as chair or vice chair of the Board of Directors of any Board committees on a part-time basis; or

•
Sits on the Board of Directors or as a trustee or in an equivalent capacity, of another corporation, firm or other entity, which has a business relationship with Suncor, provided that the individual's remuneration from the other entity is not personally material to that individual, the individual is not involved in negotiating, managing, administering or approving contracts between Suncor and the other entity, and the individual otherwise is in compliance with the Board's conflict of interest policy with respect to contracts between Suncor and that other entity.

SUNCOR ENERGY INC. 2011 MANAGEMENT PROXY CIRCULAR 65

If you are looking for Suncor's 2010 annual report and you haven't received it in the mail, you may not have confirmed you wanted to receive it. Our 2010 annual report is available electronically on
Suncor's web site at www.suncor.com. Or if you would like to receive a printed copy, please call 1-800-558-9071.

Box 2844, 150 - 6th Avenue S.W., Calgary, Alberta, Canada T2P 3E3 tel: (403) 296-8000 fax: (403) 296-3030 info@suncor.com www.suncor.com

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  EXHIBIT 99.1
NOTICE OF MEETING, INVITATION LETTER TO SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR, DATED MARCH 3, 2011